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As filed with the Securities and Exchange Commission on March 24, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Noranda Inc.
(Exact name of Registrant as specified in its charter)

Ontario, Canada	1021	98-0359144
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number, if applicable)

BCE Place, 181 Bay Street, Suite 200, Toronto, Canada M5J 2T3, (416) 982-7111
(Address and telephone number of Registrant's principal executive officers)

CT Corporation System, 111 Eighth Avenue, 13th Floor
New York, New York 10011 (212) 894-8700
(Name, address, including zip code, and telephone number, including area code, of agent for service in the United States)
Please send copies of all correspondence to:

Copies to:
Jeffery A. Snow Senior Vice President and General Counsel Noranda Inc. BCE Place, 181 Bay Street, Suite 200 Toronto, Canada M5J 2T3 (416) 982-7111	Garth M. Girvan McCarthy Tétrault LLP Suite 4700 Toronto Dominion Tower Toronto, Canada M5K 1E6 (416) 601-7574	Kenneth R. Blackman Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 USA (212) 859-8000

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.

        This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box:    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price(2)	Amount of registration fee(2)

Common Shares	133,554,891	N/A	$965,879,000	$113,683.96

(1)
Represents the estimated maximum number of common shares that may be issued pursuant to the offer of Noranda Inc. ("Noranda" or the "Company") to purchase all the outstanding common shares of Falconbridge Limited ("Falconbridge") not owned by Noranda or its affiliates.

(2)
In accordance with General Instruction IV.G of Form F-8, the registration fee is calculated on the basis of the market value of common shares of Falconbridge to be received by Noranda from United States holders of common shares of Falconbridge, being $965,879,000. Such value is calculated based upon approximately 28.3 million common shares of Falconbridge estimated to be held by United States residents on March 10, 2005, and a market value per common share of Cdn.$41.125 (U.S.$34.13) (based upon the average of the high and low prices for such common shares on the Toronto Stock Exchange on March 10, 2005). For purposes of this calculation, Cdn.$1.00 = U.S.$0.8299 which is the inverse of the Federal Reserve Bank of New York's Noon Buying Rate for Canadian dollars on March 10, 2005.

        If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

        Disclosure documents to be used in the offering:

1.
Offer to Purchase and Circular, dated March 24, 2005.

2.
Letter of Acceptance and Transmittal.

3.
Notice of Guaranteed Delivery.

4.
Letter to Shareholders.

I-1

No securities regulatory authority has expressed an opinion about these securities or the Offer and it is an offence to claim otherwise.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, trust company manager, bank manager, lawyer or other professional advisor.

March 24, 2005

NORANDA INC.

OFFER TO PURCHASE

all of the outstanding common shares of

FALCONBRIDGE LIMITED

not already owned by Noranda or any affiliate of Noranda

on the basis of 1.77 common shares of Noranda Inc. for each common share of Falconbridge Limited

Noranda Inc. ("Noranda" or the "Company") hereby offers (the "Offer") to purchase all of the outstanding common shares (the "Falconbridge Shares") of Falconbridge Limited ("Falconbridge") not already owned by Noranda or its affiliates. Under the Offer, holders of Falconbridge Shares ("Falconbridge Shareholders") will be entitled to receive 1.77 common shares of Noranda ("Noranda Shares") for each Falconbridge Share held by them.

The Offer is open for acceptance until 8:00 p.m. (Toronto Time) on May 5, 2005, unless extended or withdrawn (the "Expiry Time").

The Offer is subject to certain conditions, including, without limitation, that sufficient Falconbridge Shares are deposited and not withdrawn at the Expiry Time to enable Noranda to complete a second stage business combination in accordance with applicable securities and corporate laws. Subject to applicable law, Noranda reserves the right to withdraw the Offer and not take up and pay for Falconbridge Shares deposited under the Offer unless each of the conditions to the Offer is satisfied or, where permitted, waived by Noranda before the Expiry Time. See Section 5 of the Offer to Purchase, "Conditions of the Offer".

The Noranda Shares are listed on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE") under the symbol "NRD" and the Falconbridge Shares are listed on the TSX under the symbol "FL". The volume weighted average trading prices of the Noranda Shares and the Falconbridge Shares on the TSX for the 20 trading days ended March 7, 2005, the last full trading day before Noranda's announcement of its intention to make the Offer, were Cdn.$22.54 and Cdn.$34.62, respectively. Based on these share prices, the Offer represents a premium of 15% over the value of the Falconbridge Shares for that period.

The closing prices of the Noranda Shares on March 22, 2005, the last day before printing this Offer and Circular, on the TSX and the NYSE were Cdn.$24.50 and U.S.$20.28, respectively, and the closing price of the Falconbridge Shares on March 22, 2005 on the TSX was Cdn.$43.71.

The board of directors of Falconbridge has recommended that Falconbridge Shareholders ACCEPT the Offer and tender their Falconbridge Shares to the Offer. For further information, refer to Section 3 of the Circular and to the Directors' Circular of Falconbridge dated March 24, 2005.

For a discussion of risk factors you should consider in evaluating the Offer and ownership of the Noranda Shares, see Section 4 of the Circular, "Purpose of the Offer and Noranda's Plans for Falconbridge — Business Combination Risks", and the section entitled "Risk Factors" contained in Noranda's Annual Information Form dated March 17, 2005, incorporated by reference into the Offer and Circular. The TSX has conditionally approved the listing of the Noranda Shares to be issued to Falconbridge Shareholders in connection with the Offer. Listing will be subject to Noranda fulfilling all of the listing requirements of these exchanges. Noranda has applied to the NYSE to list the Noranda Shares to be issued to Falconbridge Shareholders in connection with the Offer.

Any Falconbridge Shareholder wishing to deposit all or any portion of its Falconbridge Shares under the Offer should complete and sign the accompanying Letter of Transmittal (printed on GREEN PAPER), or a manually executed photocopy thereof, in accordance with the instructions in such Letter of Transmittal and deliver it and all other required documents to CIBC Mellon Trust Company, as depositary (the "Depositary"), and either deliver the certificates for such Falconbridge Shares to the Depositary according to the procedure set forth in Section 3 of the Offer to Purchase, "Procedure for Depositing Falconbridge Shares", or request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. Any Falconbridge Shareholder having Falconbridge Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such person or institution if he or she desires to deposit such Falconbridge Shares. Any Falconbridge Shareholder who desires to deposit Falconbridge Shares and whose certificates for such Falconbridge Shares are not immediately available must deposit such Falconbridge Shares by following the procedure for guaranteed delivery set forth in Section 3 of the Offer to Purchase, "Procedure for Depositing Falconbridge Shares — Guaranteed Delivery".

The Dealer Manager for the Offer is
In Canada: CIBC World Markets Inc.	In the United States: CIBC World Markets Corp.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Falconbridge Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Noranda may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Falconbridge Shareholders in such jurisdiction.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        The Offer is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer and Circular have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

        Prospective investors should be aware that the acquisition of Noranda Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 19 of the Circular, "Certain U.S. Federal Income Tax Considerations".

        The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that Noranda is incorporated under the laws of Ontario, that some or all of its officers and directors may be residents of a foreign country, that the Dealer Manager for the Offer and some or all of the experts named herein may be residents of a foreign country, and that all or a substantial portion of the assets of Noranda and such persons may be located outside the United States.

        THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        Prospective investors should be aware that, during the period of the Offer, Noranda or its affiliates, directly or indirectly, may bid for or make purchases of the Noranda Shares to be distributed or the Falconbridge Shares to be exchanged, or certain related securities, as permitted by applicable laws or regulations or Canada or its provinces or territories.

        Noranda has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-8, with respect to the Offer. NORANDA URGES FALCONBRIDGE SHAREHOLDERS TO READ THE REGISTRATION STATEMENT AND THE OFFER AND CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Noranda will be available free of charge from Noranda. You should direct requests for documents to the Secretary of Noranda, BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario, Canada M5J 2T3, 416-982-7111. To obtain timely delivery, such documents should be requested not later than April 27, 2005, five business days before the Expiry Date.

NOTICE TO OPTIONHOLDERS

        The Offer is made only for Falconbridge Shares and not for any Falconbridge Options or other rights to acquire Falconbridge Shares. Any holder of such securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable law, fully exercise such securities sufficiently in advance of the Expiry Time in order to obtain Falconbridge Shares that may be deposited in accordance with the terms of the Offer. See Section 4 of the Circular, "Purpose of the Offer and Noranda's Plans for Falconbridge — Treatment of Falconbridge Options".

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

        The Offer and Circular, including the Annexes attached hereto and some of the information incorporated by reference into the Offer and Circular, contain forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variation of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Noranda to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those factors listed under "Purpose of the Offer and Noranda's Plans for Falconbridge — Business Combination Risks" and those factors discussed in the section entitled "Risk Factors" in Noranda's Annual Information Form, incorporated by reference into the Offer and Circular. Although Noranda has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

        These factors are not intended to represent a complete list of the factors that could affect Noranda and the combination of Noranda and Falconbridge. Additional factors are noted elsewhere in the Offer and Circular and in any documents incorporated by reference into the Offer and Circular. Noranda undertakes no obligation to update forward-looking statements.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

        Unless otherwise indicated, all references to "$", "US$" or "dollars" in the Offer and Circular refer to U.S. dollars and references to "Cdn.$" in the Offer and Circular refer to Canadian dollars. Noranda's financial statements included and incorporated by reference into the Circular are reported in U.S. dollars and are prepared in accordance with Canadian GAAP. Certain of the financial information in these financial statements is reconciled to U.S. GAAP. For a discussion of the principal differences between U.S. GAAP and Canadian GAAP in the context of Noranda, see Note 19 to the Noranda audited financial statements as at December 31, 2004. Falconbridge's financial statements that are incorporated into the Circular by reference are reported in U.S. dollars. These financial statements are prepared in accordance with Canadian GAAP with certain financial information reconciled to U.S. GAAP as stated in the Falconbridge audited financial statements as at December 31, 2004.

EXCHANGE RATES

        The following table sets forth the exchange rate for one U.S. dollar expressed in Canadian dollars, for each period indicated, the average of such exchange rates, and the exchange rate at the end of such period, based upon the noon buying rates provided by the Bank of Canada:

	Year Ended December 31,
	2004	2003	2002	2001	2000
Rate at end of period	1.2036	1.2924	1.5796	1.5926	1.5002
Average rate for period	1.3015	1.4015	1.5704	1.5484	1.4852

        On March 21, 2005, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was Cdn.$1.2117.

SUMMARY

        This summary highlights information more fully discussed elsewhere in the Offer and Circular. This summary is not intended to be complete and is qualified by reference to the more detailed information contained in the Offer and Circular. Falconbridge Shareholders are urged to read the more detailed information about Noranda, the Offer and the Noranda Shares provided elsewhere in the Offer and Circular and in the documents incorporated by reference into the Offer and Circular, including the consolidated pro forma financial statements and notes. Certain capitalized terms used in the Summary are defined under "Glossary".

Noranda Inc.

        Noranda, together with its subsidiaries, including Falconbridge, is an integrated mining and metals company. Its principal business is the ownership and operation of mining and metallurgical assets and the addition of value through the development and operation of these assets. Noranda is engaged primarily in the production of copper and nickel, and also in the production of zinc, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also engaged in the recycling of secondary copper, nickel and precious metals.

        Noranda is an Ontario corporation, with its registered and head office located at BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario M5J 2T3 Canada.

        Noranda Shares are listed and posted for trading on the TSX and the NYSE under the symbol "NRD". See Section 1 of the Circular, "Noranda".

Falconbridge

        Falconbridge and its subsidiaries are engaged in the exploration, development, mining, processing and marketing of metals and minerals. Falconbridge is also engaged in the custom feed business through the processing and recycling of third-party materials. Falconbridge has mining and mineral processing facilities in Canada (Sudbury Operations, Raglan, Kidd Creek Operations), Norway (Nikkelverk), the Dominican Republic (Falcondo) and Chile (Collahuasi and Lomas Bayas). Falconbridge's principal products are nickel, ferronickel, copper, zinc and cobalt. Other products include silver, gold, platinum group metals, cadmium, indium and sulphuric acid.

        Falconbridge is an Ontario corporation, with its registered and head office located at BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario M5J 2T3 Canada.

        The Falconbridge Shares are listed on the TSX under the symbol "FL". See Section 2 of the Circular, "Falconbridge".

        Noranda currently owns 105,759,100 Falconbridge Shares, which represent approximately 59% of the issued and outstanding Falconbridge Shares.

The Offer

        Noranda is offering, on the terms and subject to the conditions of the Offer, to purchase all of the issued and outstanding Falconbridge Shares not already owned by Noranda or its affiliates, on the basis of 1.77 Noranda Shares for each Falconbridge Share.

        Assuming that all of the Falconbridge Shares that are issued and outstanding as of March 21, 2005 and not already owned by Noranda or its affiliates, and all Falconbridge Shares issuable upon exercise of vested Falconbridge Options outstanding as at March 21, 2005 are exercised and are tendered to the Offer, and that Noranda takes up and pays for such Falconbridge Shares under the Offer, Noranda will issue 133,554,891 Noranda Shares (excluding any fractional Noranda Shares).

Purpose of the Offer

        The purpose of the Offer is to enable Noranda to acquire all of the outstanding Falconbridge Shares not already owned by Noranda or its affiliates.

Benefits of the Offer

        Noranda believes the combination of the two companies (i) resolves Noranda's ownership of Falconbridge, which has been operationally integrated with Noranda for several years, (ii) increases the size and diversification of the two companies, which should facilitate the ability to advance new growth initiatives and reduce the concentration risk of any one project or operation, (iii) creates a widely held public company with a greater market capitalization and increased trading liquidity; and (iv) gives access to 100% of the cash flow of the combined companies, which should provide greater financial flexibility and improved access to the capital markets.

Recommendation of Falconbridge Board

        The board of directors of Falconbridge has unanimously recommended that Falconbridge Shareholders accept the Offer and tender their Falconbridge Shares to the Offer.

Support Agreement

        In connection with the Falconbridge Offer, Noranda has entered into the Support Agreement with Falconbridge pursuant to which Noranda agreed, subject to certain terms and conditions, to make the Offer and Falconbridge agreed to support the Offer. Pursuant to the Support Agreement, Noranda has agreed, among other things, that it will not waive the Minimum Tender Condition without the consent of Falconbridge, that the Expiry Time will occur at least five days after Common Shares are taken up and exchanged under the Issuer Bid and that the Expiry Time must be extended in certain circumstances.

Issuer Bid and Lock-Up Agreement

        Noranda is concurrently offering to exchange up to 63,377,140 Noranda Shares for U.S.$1.25 billion of Junior Preference Shares on the basis of 0.316 Series 1 Shares, 0.316 Series 2 Shares and 0.158 Series 3 Shares, if such shares are created prior to the Expiry Time, or, otherwise, on the basis of 0.316 Series J Shares, 0.316 Series K Shares and 0.158 Series L Shares, for each Noranda Share tendered and taken up by Noranda under the Issuer Bid.

        Noranda has entered into a lock-up agreement with Brascan dated March 8, 2005, as amended by an amending agreement dated March 22, 2005, pursuant to which, subject to the satisfaction of certain conditions, Noranda agreed to make the Issuer Bid and Brascan agreed to deposit or cause to be deposited all of the Noranda Shares owned by it or any of its wholly-owned subsidiaries. Brascan may, in lieu of depositing its Noranda Shares directly, participate in the "holding company alternative" provided for in the Issuer Bid. Brascan is entitled to withdraw its Noranda Shares from the Issuer Bid in certain circumstances. Following successful completion of the Issuer Bid and the Offer, Brascan's ownership of Noranda Shares is expected to decrease from approximately 41% to between approximately 16% and 26%. Brascan is not obliged to deposit its Noranda Shares in favour of the Issuer Bid (or, if deposited, may withdraw any number of such shares) in the event it receives a bona fide arm's length third party offer to acquire its Noranda Shares or an acquisition proposal in respect of Noranda or any material subsidiary of Noranda arises, in either case that the board of directors of Brascan, in its sole discretion, considers more favourable than the Issuer Bid.

Valuation and Fairness Opinion

        TD Securities, the independent valuator retained by the Special Committee of Falconbridge in connection with its consideration of the Offer, prepared the Valuation and Fairness Opinion in accordance with Rule 61-501 and Policy Q-27. The full text of the Valuation and Fairness Opinion is attached as Annex "D" to the Circular. Based upon and subject to the assumptions, qualifications and limitations discussed in the

Valuation and Fairness Opinion, TD Securities advised the Falconbridge Special Committee that, in its opinion, as at March 8, 2005, the fair market value of the Falconbridge Shares is in the range of $32.50 to $38.50 per share and the fair market value of the consideration being offered to Falconbridge Shareholders under the Offer is in the range of $33.63 to $40.71 per share. TD Securities also advised the Falconbridge Special Committee that, in its opinion, as at March 8, 2005, the consideration being offered to Falconbridge Shareholders under the Offer is fair, from a financial point of view, to the Falconbridge Shareholders other than Noranda.

Acquisition of Falconbridge Shares Not Deposited in the Offer

        If Noranda takes up and pays for the Falconbridge Shares validly deposited under the Offer, Noranda currently intends to take such action as is necessary, including causing a meeting of Falconbridge Shareholders to be held to consider an amalgamation, statutory arrangement, consolidation, capital reorganization or other transaction, to acquire any Falconbridge Shares not deposited to the Offer. It is Noranda's current intention that the consideration to be offered for Falconbridge Shares under such subsequent transaction will be the same consideration offered under the Offer to Purchase. See Section 4 of the Circular, "Purpose of the Offer and Noranda's Plans for Falconbridge", and Section 5 of the Circular, "Acquisition of Shares Not Deposited".

Treatment of Falconbridge Options in the Offer

        The Offer is made only for outstanding Falconbridge Shares and not for any Falconbridge Options or other rights to acquire Falconbridge Shares. Any holder of such Falconbridge Options or other rights to acquire Falconbridge Shares who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable law, fully exercise such securities sufficiently in advance of the Expiry Time of the Offer in order to obtain Falconbridge Shares that may be deposited in accordance with the terms of the Offer. If Noranda takes up and pays for Falconbridge Shares under the Offer, Noranda currently intends to implement a Subsequent Acquisition Transaction, or take such other action as may be available, so that the holders of Falconbridge Options will, pursuant to the terms thereof, receive Noranda Shares upon the proper exercise of the Falconbridge Options. The number of Noranda Shares so issued and the exercise price will reflect the exchange ratio used in the Offer.

Treatment of Fractional Shares

        Noranda will not issue fractional Noranda Shares. Instead, Falconbridge Shareholders will receive a cash payment equal to such fraction of a Noranda Share they would otherwise have received multiplied by the closing price of Noranda Shares on the TSX on the date Noranda first takes up and pays for any Falconbridge Shares under the Offer. For purposes of determining the amount of any such cash payout, all Falconbridge Shares deposited by a registered holder will be aggregated.

Conditions to the Offer

        Noranda reserves the right to withdraw the Offer and not take up and pay for any Falconbridge Shares deposited under the Offer unless all of the conditions of the Offer contained in Section 5 of the Offer to Purchase are satisfied or, where permitted, waived by Noranda before the Expiry Time. These conditions include, among others, that sufficient Falconbridge Shares are deposited and not withdrawn at the Expiry Time to enable Noranda to complete a second stage business combination in accordance with applicable securities and corporate laws. See Section 5 of the Offer to Purchase, "Conditions of the Offer".

Time for Acceptance

        The Offer is open for acceptance until 8:00 p.m. (Toronto time) on May 5, 2005 or until such later time and date to which Noranda may extend the Offer at its discretion or as required by the Support Agreement, unless Noranda withdraws the Offer earlier. See Section 6 of the Offer to Purchase, "Acceptance for Exchange and Exchange of Deposited Shares".

Manner of Acceptance

        The Offer may be accepted by Falconbridge Shareholders by depositing certificates representing Falconbridge Shares that are being deposited, together with a duly completed and signed Letter of Transmittal in the form accompanying the Offer and Circular (printed on GREEN PAPER) at the offices of the Depositary specified in the Letter of Transmittal at or before the Expiry Time. The Offer will be deemed to be accepted only if the Depositary has actually received these documents at or before the Expiry Time. Falconbridge Shareholders whose Falconbridge Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Falconbridge Shares to the Offer. See Section 4 of the Offer to Purchase, "Acceptance for Exchange and Exchange of Deposited Shares".

        Falconbridge Shareholders whose certificates for Falconbridge Shares are not immediately available may use the procedures for guaranteed delivery set forth in the Notice of Guaranteed Delivery accompanying the Offer and Circular (printed on PINK PAPER). See Section 3 of the Offer to Purchase, "Procedure for Depositing Falconbridge Shares — Guaranteed Delivery".

Payment for Deposited Shares

        If all of the conditions of the Offer have been satisfied or, where permitted, waived by Noranda, Noranda will become obligated to take up and pay for Falconbridge Shares validly deposited under, and not withdrawn from, the Offer within the time periods prescribed by applicable securities laws. See Section 6 of the Offer to Purchase, "Acceptance for Exchange and Exchange of Deposited Shares".

Right to Withdraw Deposited Shares

        All deposits of Falconbridge Shares under the Offer are irrevocable, except as provided in Section 4 of the Offer to Purchase, "Withdrawal Rights". Section 4 of the Offer to Purchase permits withdrawal of the Falconbridge Shares deposited under the Offer at any time before the Falconbridge Shares deposited under the Offer are taken up by Noranda, if such Falconbridge Shares have not been exchanged by Noranda within three business days after having been taken up and in certain other circumstances.

Certain Canadian Federal Income Tax Considerations

        A Canadian resident Falconbridge Shareholder who holds Falconbridge Shares as capital property and sells such shares pursuant to the Offer will generally not realize a capital gain or capital loss under the Tax Act unless the Falconbridge Shareholder chooses to recognize a capital gain or capital loss.

        A Falconbridge Shareholder who is not a resident of Canada and who holds Falconbridge Shares as capital property and sells such shares pursuant to the Offer will generally not be subject to tax in Canada if the Falconbridge Shares are not taxable Canadian property.

        All Falconbridge Shareholders should review the more detailed information under Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations".

Certain U.S. Federal Income Tax Considerations

        Although the matter is subject to significant uncertainty because the nature, timing and prospect of any Subsequent Acquisition Transaction has not yet been determined, the exchange of Falconbridge Shares for Noranda Shares and Canadian dollars in lieu of fractional Noranda Shares pursuant to the Offer should be treated as a taxable transaction for U.S. federal income tax purposes. Assuming that the exchange is properly treated as a taxable transaction for such purposes, U.S. Holders generally will recognize taxable capital gain or loss as a result of the exchange. However, under certain circumstances, depending upon the form and timing of the Subsequent Acquisition Transaction and whether the Subsequent Acquisition Transaction can be integrated with the Offer, it is possible that the exchange could be treated as made pursuant to a reorganization under Section 368(a)(1) of the U.S. Internal Revenue Code. If the exchange were so treated, U.S. Holders generally would not recognize any income, gain or loss as a result of the exchange (except with respect to cash received for fractional Noranda shares). However, there can be no assurance that reorganization treatment could or would be possible.

        See more detailed information under Section 19 of the Circular, "Certain U.S. Federal Income Tax Considerations".

Risk Factors

        An investment in Noranda Shares and the business combination with Falconbridge are subject to certain risks. Falconbridge Shareholders should consider carefully the risk factors set out in the Offer and Circular before depositing Falconbridge Shares pursuant to the Offer. See Section 4 of the Circular, "Purpose of the Offer and Noranda's Plans for Falconbridge — Business Combination Risks" and the "Risk Factors" section of Noranda's Annual Information Form dated March 21, 2005, which is incorporated by reference into the Circular.

Depositary

        CIBC Mellon Trust Company is acting as Depositary under the Offer. The Depositary will be responsible for receiving certificates representing deposited Falconbridge Shares and accompanying Letters of Transmittal and other documents. The Depositary is also responsible for receiving Notices of Guaranteed Delivery, giving notices, if required, and making payment for all Falconbridge Shares purchased by Noranda under the terms of the Offer.

Dealer Manager

        CIBC World Markets Inc. and CIBC World Markets Corp. have been retained to act as dealer manager in connection with the Offer. In Canada, CIBC World Markets Inc. intends to form a soliciting dealer group to solicit acceptances of Offers from Falconbridge Shareholders who are not resident in the United States. CIBC World Markets Corp. has the right to appoint sub-agents to solicit acceptance in the United States.

Regulatory Requirements

        The Offer is subject to the approval of the listing of the Noranda Shares to be issued under the Offer by each of the TSX and the NYSE. The TSX has conditionally approved the listing of the Noranda Shares to be issued to Falconbridge Shareholders in connection with the Offer. Noranda has applied to the NYSE to list the Noranda Shares that will be issued to Falconbridge Shareholders in connection with the Offer.

No Dissenter Rights

        No Falconbridge Shareholder will have dissenters' or appraisal rights in connection with the Offer. However, holders of Falconbridge Shares who do not tender their Falconbridge Shares to the Offer may have rights of dissent in connection with a Subsequent Acquisition Transaction. See Section 5 of the Circular, "Acquisition of Shares Not Deposited".

More Information

        Falconbridge Shareholders may call the Depositary with any questions or requests for additional copies of the Offer and Circular. Contact details for the Depositary may be found on the back page of this document.

SUMMARY OF NORANDA HISTORICAL
AND PRO FORMA FINANCIAL DATA

        The following tables present summary historical consolidated financial information for Noranda, as at and for the year ended December 31, 2004. The tables also present summary pro forma consolidated financial information for Noranda as at and for the year ended December 31, 2004 after giving effect to the successful completion of the Issuer Bid and the Offer (including any Subsequent Acquisition Transaction). This information is derived from and should be read in conjunction with the financial statements of Noranda and the related notes to those financial statements included or incorporated by reference into the Offer and Circular. Copies of the financial statements incorporated by reference in the Offer and Circular can be found at www.sedar.com.

        The selected pro forma consolidated financial information set forth below should be read in conjunction with Noranda's unaudited pro forma consolidated financial statements, the accompanying notes thereto and the compilation report of Ernst & Young LLP thereon included in the Offer and Circular. The pro forma consolidated balance sheet has been prepared from the audited consolidated balance sheet of Noranda as at December 31, 2004 and gives pro forma effect to the successful completion of the Issuer Bid and the Offer (including any Subsequent Acquisition Transaction) as if the transactions occurred on December 31, 2004. The pro forma consolidated statement of operations for the year ended December 31, 2004 has been prepared from the audited statements of operations of Noranda for the year ended December 31, 2004 and gives pro forma effect to the successful completion of the Issuer Bid and the Offer (including any Subsequent Acquisition Transaction) as if the transactions occurred on January 1, 2004.

	Year Ended December 31,
	2004	Pro-Forma 2004
	(in millions of U.S. dollars)
Statement of Operations Data
Revenues	6,978	6,978
Total operating expenses	5,598	5,665
Income generated by operating assets	1,380	1,313
Interest expense, net	119	200
Minority interest in earnings in subsidiaries	297	23
Net Income	551	706
	Year Ended December 31,
	2004	Pro-Forma 2004
	(in millions of U.S. dollars)
Balance Sheet Data:
Current assets	3,251	3,326
Operating capital assets	4,870	6,233
Total assets	9,611	11,904
Current liabilities	1,818	1,820
Long-term debt	2,638	2,727
Preferred shares	—	1,250
Interests of other shareholders	1,197	191
Total shareholders' equity	3,059	4,260

Per Share Market Data

        The Noranda Shares are currently listed and traded on the TSX and on the NYSE under the symbol "NRD". Falconbridge Shares are currently listed and traded on the TSX under the symbol "FL". The following table sets forth the closing prices per common share of each of Noranda, as reported on the TSX and the NYSE, and Falconbridge, as reported on the TSX, on (1) March 7, 2005, the last full trading day before the public announcement of Noranda's intention to make the Offer and the Issuer Bid, and (2) on March 21, 2005, the most recent trading day practicable before the date of the Offer and Circular:

	TSX		NYSE
Issuer	March 7, 2005	March 21, 2005	March 7, 2005	March 21, 2005
Falconbridge	Cdn.$34.67	Cdn.$43.71	—	—
Noranda	Cdn.$22.81	Cdn.$24.50	$18.60	$20.28

GLOSSARY

        In the Offer and Circular, unless the context otherwise requires, the following terms have the meanings set forth below. All references to "$" or "dollars" are to the currency of the United States.

"affiliate" unless otherwise indicated, has the meaning ascribed thereto in the Securities Act (Ontario);

"AMF" means Autorité des marches financiers (Québec).

"associate" unless otherwise indicated, has the meaning ascribed thereto in the Securities Act (Ontario).

"Board of Directors" means the board of directors of Noranda.

"Brascan" means, collectively, Brascan Corporation, a corporation amalgamated under the laws of Ontario and its subsidiary Brascade Corporation.

"business day" means any day of the week other than a Saturday, Sunday or a statutory or civic holiday observed in Toronto, Ontario in Canada.

"Canadian GAAP" means Canadian generally accepted accounting principles.

"CDS" means The Canadian Depositary for Securities Limited.

"Circular" means the offering circular accompanying the Offer to Purchase, including the annexes attached thereto.

"Current Market Price" means the closing price of the Noranda Shares on the TSX on the day that Noranda first takes up and pays for Falconbridge Shares under the Offer.

"Dealer Manager" means CIBC World Markets Inc. or CIBC World Markets Corp., as the context requires.

"Depositary" means CIBC Mellon Trust Company.

"Deposited Shares" means Falconbridge Shares validly deposited pursuant to the Offer.

"Directors' Circular" means the Falconbridge directors' circular relating to the Offer dated March 24, 2005;

"Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of a Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

"Exchanges" means the TSX and the NYSE, and "Exchange" means either one of them.

"Expiry Date" means May 5, 2005 or such later date as is set out in a notice of extension of the Offer issued at any time and from time to time extending the period during which Falconbridge Shares may be deposited to the Offer, provided that, if such day is not a business day, then the Expiry Date will be the next business day.

"Expiry Time" means 8:00 p.m. (Toronto time) on the Expiry Date.

"Falconbridge" means Falconbridge Limited, a corporation existing under the laws of Ontario, and where the context requires, its subsidiaries and joint ventures.

"Falconbridge Option" means an option to purchase Falconbridge Shares granted under the Falconbridge Option Plan.

"Falconbridge Option Plan" means the stock option plan for officers and employees of Falconbridge.

"Falconbridge Share" means a common share in the capital of Falconbridge.

"Falconbridge Shareholder" means a holder of Falconbridge Shares.

"Falconbridge Special Committee" means the committee comprised of Falconbridge directors independent of Noranda, Brascan and Falconbridge management.

"Issuer Bid" means the offer by Noranda to purchase up to 63,377,140 Noranda Shares in exchange for 50,000,000 New Preferred Shares.

"Issuer Bid Condition" means the condition set forth under Section 5 of the Offer to Purchase as paragraph (f).

"Letter of Transmittal" means the letter of acceptance and transmittal in the form accompanying the Offer and Circular (printed on GREEN PAPER).

"Lock-Up Agreement" means the lock-up agreement between Noranda and Brascan dated March 8, 2005, as amended by an amending agreement dated March 22, 2005.

"Material Adverse Effect" has the meaning given to that term in section 5 of the Offer to Purchase, "Conditions of the Offer".

"Minimum Tender Condition" means the condition set forth under Section 5 of the Offer to Purchase as paragraph (a).

"New Preferred Shares" means the junior preference shares or preferred shares to be issued by Noranda pursuant to the Issuer Bid, having rights, privileges, restrictions and conditions substantially as set forth in Annex "E".

"Noranda" means Noranda Inc., a corporation incorporated under the laws of Ontario and, where the context requires, its subsidiaries and joint ventures.

"Noranda Share" means a common share in the capital of Noranda.

"Notice of Guaranteed Delivery" means the notice of guaranteed delivery accompanying the Offer and Circular (printed on PINK PAPER).

"NYSE" means the New York Stock Exchange.

"OBCA" means the Business Corporations Act (Ontario), as amended.

"Offer" means Noranda's offer to purchase the Falconbridge Shares made hereby, the terms and conditions of which are set forth in the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

"Offer and Circular" means the Offer to Purchase and the Circular, collectively.

"Offer to Purchase" means the offer to purchase Falconbridge Shares as described herein.

"Offered Consideration" means the consideration to be paid by Noranda for the Purchased Securities.

"Ontario Securities Act" means the Securities Act (Ontario), as amended, and the regulations and rules made thereunder.

"OSC" means the Ontario Securities Commission.

"person" includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government or any other entity, whether or not having legal status.

"Policy Q-27" means Policy No. Q-27 of the AMF entitled "Protection of Minority Securityholders in the course of Certain Transactions".

"Purchased Securities" means Falconbridge Shares exchanged by Noranda under the Offer.

"Rule 61-501" means OSC Rule 61-501 entitled "Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions".

"SEC" means the U.S. Securities and Exchange Commission.

"Subsequent Acquisition Transaction" has the meaning ascribed thereto in Section 5 of the Circular, "Acquisition of Shares Not Deposited".

"subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and will include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a Subsidiary.

"Support Agreement" means the agreement between Noranda and Falconbridge, dated March 8, 2005, providing, among other things, for the making of the Offer and the recommendation of the Falconbridge board of directors.

"Tax Act" means the Income Tax Act (Canada), as amended.

"TD Securities" means TD Securities Inc.

"trading day" means any day on which trading occurs on the TSX.

"TSX" means the Toronto Stock Exchange.

"U.S. Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"U.S. GAAP" means U.S. generally accepted accounting principles.

"U.S. Securities Act" means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

OFFER TO PURCHASE

TO:    THE HOLDERS OF COMMON SHARES OF FALCONBRIDGE

        The Offer and Circular contains important information and should be read carefully before making a decision with respect to the Offer. The Offer and Circular, which is incorporated into and forms part of the Offer, constitute the take-over bid circular required under applicable Canadian securities laws.

1.     The Offer

        Subject to the terms and conditions set forth below and in the Letter of Transmittal and the Notice of Guaranteed Delivery, Noranda hereby offers to purchase all of the issued and outstanding Falconbridge Shares not already owned by Noranda or its affiliates, on the basis of 1.77 Noranda Shares for each Falconbridge Share.

        The Offer is made only for the Falconbridge Shares and not for any Falconbridge Options or other rights to acquire Falconbridge Shares. Any holder of Falconbridge Options or other rights to acquire Falconbridge Shares who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable Law, fully exercise such securities sufficiently in advance of the Expiry Time in order to obtain Falconbridge Shares that may be deposited in accordance with the terms of the Offer. See Section 4 of the Circular, "Purpose of the Offer and Noranda's Plans for Falconbridge — Treatment of Falconbridge Options".

        The Offer is conditional upon the number of Falconbridge Shares tendered (or deemed tendered) and not withdrawn being sufficient to enable Noranda to complete a second stage business combination in accordance with applicable securities and corporate laws. In effect, this Minimum Tender Condition requires that there be tendered into the Offer and not withdrawn a majority of the Falconbridge Shares not owned by Noranda and its affiliates. The Offer is also subject to certain other conditions, including the Issuer Bid Condition. See Section 5 of the Offer to Purchase, "Conditions of the Offer".

        Fractional Noranda Shares will not be issued. Instead of receiving a fractional Noranda Share, Falconbridge Shareholders will receive a cash payment equal to such fraction multiplied by the Current Market Price. For purposes of determining the amount of any such cash payment, all Falconbridge Shares deposited by a registered holder will be aggregated.

        The Offer will be open for acceptance until the Expiry Time unless withdrawn or extended.

        The accompanying Circular (including its annexes), which is incorporated into and forms part of the Offer, and Letter of Transmittal and Notice of Guaranteed Delivery contain important information which should be read carefully before making a decision with respect to the Offer.

2.     Expiry Time

        The Offer is open for acceptance until 8:00 p.m. (Toronto Time) on May 5, 2005, unless withdrawn by Noranda, or until such later time and date to which the Offer may be extended by Noranda. See Section 8 of the Offer to Purchase, "Extension and Variation of the Offer".

3.     Procedure for Depositing Falconbridge Shares

        Proper Deposit of Falconbridge Shares.    To deposit Falconbridge Shares pursuant to the Offer, (i) a properly completed and duly executed Letter of Transmittal (printed on GREEN PAPER) (or a manually executed photocopy thereof) with any required signature guarantees together with share certificate(s) representing the Falconbridge Shares and all other documents required by the Letter of Transmittal must be received by the Depositary at its Toronto office identified on the Letter of Transmittal and on the back cover of the Offer and Circular, on or before the Expiry Time, or (ii) the guaranteed delivery procedure described below must be followed. Participants of The Canadian Depository for Securities Limited ("CDS") should contact such depositary with respect to the deposit of their Falconbridge Shares under the Offer. CDS will be issuing instructions to its participants as to the method of depositing such Falconbridge Shares under the terms of the Offer.

        Partial Tenders.    A Falconbridge Shareholder desiring to deposit only a portion of its Falconbridge Shares may do so, subject to the restriction set out below, by depositing Falconbridge Share certificates in the manner described above and indicating in the accompanying Letter of Transmittal the number of Falconbridge Shares that the Falconbridge Shareholder wishes to deposit to the Offer. Falconbridge shall, as soon as practicable following the completion of the Offer, issue a certificate to such Falconbridge Shareholder to evidence the remaining number of the Falconbridge Shares retained by the Falconbridge Shareholder.

        Signature Guarantees.    No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered owner of the Falconbridge Shares exactly as the name of the registered holder appears on the certificate deposited therewith, and the certificates for the Noranda Shares, and any payment of an amount for fractional Noranda Shares, are to be delivered directly to such registered holder, or (ii) Falconbridge Shares are deposited for the account of an Eligible Institution. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 4 of the Letter of Transmittal. If a certificate representing Falconbridge Shares is registered in the name of a person other than the signer of a Letter of Transmittal, or if the certificates for the Noranda Shares are to be delivered, any payment for fractional Noranda Shares is to be made or a certificate representing a Falconbridge Share not exchanged or deposited is to be issued, to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

        A Falconbridge Shareholder who wishes to deposit Falconbridge Shares under the Offer and whose certificate is registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Falconbridge Shares under the Offer.

        Method of Delivery.    The method of delivery of Falconbridge Shares and all other required documents is at the option and risk of the depositing Falconbridge Shareholder. If certificates for Falconbridge Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended and it is suggested that the mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary on or prior to such time. Delivery will only be made upon actual receipt of certificates for such Falconbridge Shares by the Depositary.

        Guaranteed Delivery.    If a Falconbridge Shareholder wishes to deposit Falconbridge Shares pursuant to the Offer and cannot deliver certificates representing such Falconbridge Shares or time will not permit all required documents to reach the Depositary, in each case, at or before the Expiry Time, such Falconbridge Shares may nevertheless be deposited pursuant to the Offer if all of the following conditions are met:

  (a)
  such deposit is made by or through an Eligible Institution;

  (b)
  a properly completed and duly executed Notice of Guaranteed Delivery (printed on PINK PAPER) (or a manually executed photocopy thereof) is received by the Depositary at its Toronto office as set out in the Notice of Guaranteed Delivery not later than the Expiry Time; and

  (c)
  the certificate or certificates representing all Deposited Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Falconbridge Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and all other documents required by the Letter of Transmittal, are received by the Depositary at its Toronto office as set out in the Notice of Guaranteed Delivery before 5:00 p.m. (Toronto Time) on the third trading day after the date on which the Expiry Time occurs.

        The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Toronto office of the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

        Notwithstanding any other provision hereof, the exchange of Noranda Shares for Deposited Shares accepted for exchange pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Falconbridge Shares, a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Deposited Shares, with signatures guaranteed if so required and all other documents required by the Letter of Transmittal. If a Falconbridge Share certificate has been lost or destroyed, please follow the procedure described in the Letter of Transmittal for obtaining replacement certificates.

        Determination of Validity.    All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for exchange of any deposit of Falconbridge Shares will be determined by Noranda, in its sole discretion, which determination will be final and binding on all parties. Noranda reserves the absolute right to reject any and all deposits of Falconbridge Shares determined by it not to be in proper form or the acceptance for exchange of or payment for which may, in the opinion of Noranda's counsel, be unlawful. Noranda also reserves the absolute right to waive any of the conditions of the Offer (other than the Minimum Tender Condition which may only be waived with the consent of Falconbridge) or any defect or irregularity in any deposit of Falconbridge Shares. No deposit of Falconbridge Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of Noranda, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. Noranda's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding on all parties. Noranda reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

        Under no circumstances will any amount be paid by Noranda or the Depositary by reason of any delay in exchanging any Falconbridge Shares or in making payments for fractional Noranda Shares to any person, including without limitation any delay arising because the Falconbridge Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore exchange and/or payment for fractional Noranda Shares by the Depositary on account of such Falconbridge Shares is not made until after the date the exchange of Deposited Shares accepted for exchange pursuant to the Offer is made by Noranda.

        Formation of Agreement.    The proper deposit of Falconbridge Shares pursuant to any one of the procedures described above will constitute a binding agreement between the depositing Falconbridge Shareholder and Noranda, effective immediately following the Expiry Time, upon the terms and subject to the conditions of the Offer.

4.     Withdrawal Rights

        Except as otherwise provided in this Section, all deposits of Falconbridge Shares to the Offer will be irrevocable. Unless otherwise required or permitted by applicable law, any Deposited Shares may be withdrawn by or on behalf of the depositing Falconbridge Shareholder:

  (a)
  at any time up to and including 8:00 p.m. (Toronto Time) on May 5, 2005;

  (b)
  at any time where the Deposited Shares have not been taken up by Noranda prior to the receipt by the Depositary of an effective notice of withdrawal in respect of such Falconbridge Shares;

  (c)
  if the Falconbridge Shares have not been exchanged by Noranda within three business days after having been taken up; or

  (d)
  at any time before the expiration of 10 days from the date upon which either:

  i.
  a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Falconbridge Shareholder to accept or reject the Offer (other than a change that is not within the control of Noranda or an affiliate of Noranda), in the event that such change occurs at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

  ii.
  a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Falconbridge Shares where the time for deposit of Falconbridge Shares is not extended for more than 10 days), is mailed, delivered, or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such Deposited Shares have not been taken up by Noranda at the date of the notice.

        For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received in a timely manner by the Depositary at the place of deposit of the relevant Falconbridge Shares. Any such notice of withdrawal must (i) be signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Falconbridge Shares to be withdrawn, and (ii) specify the number of Falconbridge Shares to be withdrawn, the name of the registered holder and the certificate number shown on each Falconbridge Share to be withdrawn. No signature guarantee is required on a notice of withdrawal if the notice of withdrawal is signed by the registered holder of the Falconbridge Shares exactly as the name of the registered holder appears on the certificate representing Falconbridge Shares deposited with the Letter of Transmittal or if the Falconbridge Shares were deposited for the account of an Eligible Institution. In all other cases, the signature on a notice of withdrawal must be guaranteed by an Eligible Institution. The withdrawal will take effect upon actual receipt by the Depositary of the properly completed notice of withdrawal. A withdrawal of Falconbridge Shares deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written notice.

        All questions as to form and validity (including, without limitation, time of receipt) of notices of withdrawal will be determined by Noranda in its sole discretion and such determination will be final and binding. There will be no duty or obligation on Noranda, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability will be incurred by any of them for failure to give such notice.

        Any Falconbridge Shares properly withdrawn will thereafter be deemed not validly deposited for the purposes of the Offer. However, withdrawn Falconbridge Shares may be re-deposited at any subsequent time prior to the Expiry Time by again following any of the procedures described in Section 3 of the Offer to Purchase, "Procedure for Depositing Falconbridge Shares".

        If Noranda extends the period of time during which the Offer is open, is delayed in taking up or exchanging the Falconbridge Shares or is unable to take up or exchange Falconbridge Shares for any reason, then, without prejudice to Noranda's other rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of Noranda all Deposited Shares, and such Falconbridge Shares may not be withdrawn except to the extent that depositing Falconbridge Shareholders are entitled to withdrawal rights as set forth in this Section or pursuant to applicable law.

5.     Conditions of the Offer

        Notwithstanding any other provision of the Offer, Noranda will not be required to accept for exchange or exchange any Deposited Shares and may terminate, amend or cancel the Offer or may postpone the exchange of Deposited Shares, if at any time on or after March 8, 2005 and at or before the exchange of any such Deposited Shares for Noranda Shares, any of the following events have occurred:

  (a)
  at the Expiry Time, the number of Falconbridge Shares tendered (or deemed tendered) and not withdrawn under the Offer is not sufficient to enable Noranda to complete a second stage business combination in accordance with applicable securities and corporate laws (the "Minimum Tender Condition"); or

  (b)
  there will have been threatened, instituted or pending any action or proceeding by any government or governmental authority or regulatory or administrative agency, or by any other person in any jurisdiction, before any court or governmental authority or regulatory or administrative agency in any jurisdiction, (i) challenging or seeking to cease trade, or make illegal, or delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for exchange of some or all of the Deposited Shares by Noranda, the issuance of the Noranda Shares in exchange therefor or otherwise directly or indirectly relating in any manner to or affecting the Offer, or (ii) that otherwise, in the sole judgment of Noranda, acting reasonably, has or may have a material adverse effect on the trading in, or the value of, the Falconbridge Shares or on the business, properties, condition (financial or otherwise), income, assets, liabilities, operations, results of operations or prospects of Falconbridge and its subsidiaries, taken as a whole, or has or may materially impair the contemplated benefits of the Offer to Noranda and its Subsidiaries taken as a whole (a "Material Adverse Effect"); or

  (c)
  there will (i) have been any approval withheld or any statute, rule, regulation, stay, decree, judgment or order or injunction proposed (and likely to be enacted), sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer, Noranda or any of its subsidiaries by any court, government, governmental authority or regulatory or administrative agency in any jurisdiction, or (ii) be any other prohibition at law, that, in the sole judgment of Noranda, acting reasonably, might result directly or indirectly in any of the consequences referred to in clauses (i) or (ii) of paragraph (b) above or would or might prohibit, prevent, restrict or delay consummation of the Offer; or

  (d)
  there will have occurred: (i) any general suspension of trading in, or limitation on prices for, securities on any securities exchange or in the over-the-counter market in Canada or the United States; (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or in the United States; (iii) the commencement of a war, armed hostilities or other international or national calamity, or the escalation of any existing war, armed hostilities or other international or national calamity, directly or indirectly involving Canada or the United States, that, in the sole judgment of Noranda, acting reasonably, materially adversely affects or will materially adversely affect the financial markets or the business, operations or affairs of Falconbridge and its Subsidiaries, taken as a whole; (iv) any significant decrease in the market price of the Falconbridge Shares since the close of business on the date preceding the date of the Offer if such decrease has disproportionately affected Falconbridge as compared to other senior publicly traded mining companies listed on the TSX; (v) any change in the general political, market, economic or financial conditions that, in the sole judgment of Noranda, acting reasonably, has or may have a Material Adverse Effect; or

  (e)
  any change or changes will have occurred (or any development shall have occurred involving any prospective change or changes) in the business, assets, liabilities, condition (financial or otherwise), operations, or results of operations of Falconbridge or its Subsidiaries that, in the sole judgment of Noranda, acting reasonably, has or may have a Material Adverse Effect, provided that such change or changes do not generally affect other senior mining companies listed on the TSX; or

  (f)
  Noranda has not taken up any Noranda Shares under the Issuer Bid (the "Issuer Bid Condition"); or

  (g)
  Noranda will not have received all necessary regulatory approvals from government bodies, regulatory agencies or the TSX and the NYSE and exemption orders for the Offer under applicable securities legislation in Canada; or

  (h)
  any change will have occurred or been proposed to the Tax Act or to the published administrative policies of the Canada Revenue Agency that, in the sole judgment of Noranda, acting reasonably, is detrimental to Noranda or adversely affects the tax consequence of the Offer for shareholders, generally; or

  (i)
  Noranda will have determined, in its sole judgment, acting reasonably, that the Offer, if completed, has or may have a Material Adverse Effect; or

  (j)
  Noranda will have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of Falconbridge after March 8, 2005 with any regulatory authority in Canada or elsewhere; or

  (k)
  Noranda will have become entitled to terminate the Support Agreement in accordance with its terms.

        Any waiver of a condition or the withdrawal of the Offer will be deemed to be effective on the date on which notice of such waiver or withdrawal is delivered or otherwise communicated to the Depositary. Noranda, after giving notice to the Depositary of any waiver of a condition or the withdrawal of the Offer, will forthwith thereafter make a public announcement of such waiver or withdrawal and provide or cause to be provided notice of such waiver or withdrawal to the TSX and the applicable securities regulatory authorities. If the Offer is withdrawn, Noranda will not be obligated to take up, accept for exchange or exchange any Deposited Shares, and the Depositary will return all certificates for Deposited Shares and relevant Letters of Transmittal and any related documents to the parties by whom they were deposited.

        The foregoing conditions are for the sole benefit of Noranda and may be asserted by Noranda in its sole discretion regardless of the circumstances (including any action or inaction by Noranda) giving rise to any such conditions, or may, with the exception of the Minimum Tender Condition, be waived by Noranda, in its sole discretion, in whole or in part at any time. Pursuant to the Support Agreement, the Minimum Tender Condition may only be waived by Noranda with the consent of Falconbridge. The failure by Noranda at any time to exercise its rights under any of the foregoing conditions will not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances; and each such right will be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by Noranda concerning the events described in this Section 5 will be final and binding on all parties.

6.     Acceptance for Exchange and Exchange of Deposited Shares

        Upon the terms and subject to the conditions of the Offer, Noranda will become obligated to take up Deposited Shares as soon as practicable after the Expiry Time, but in any event not later than 10 days from the Expiry Time. Noranda will exchange Noranda Shares for Falconbridge Shares taken up and pay any amount for fractional Noranda Shares to which holders are otherwise entitled in respect of such exchanged Falconbridge Shares as soon as possible, but in any event not later than three business days after taking up the Falconbridge Shares.

        Noranda will be deemed to have taken up and accepted for exchange Falconbridge Shares validly deposited and not withdrawn pursuant to the Offer if, as and when Noranda gives oral (to be confirmed in writing) or written notice to the Depositary to that effect.

7.     Exchange

        Noranda will exchange Noranda Shares for Deposited Shares by issuing to, or on behalf of each depositing Falconbridge Shareholder, Noranda Shares on the basis set forth in the Offer, and by providing the Depositary with sufficient certificates representing the Noranda Shares for transmittal to depositing Falconbridge Shareholders.

        The Depositary will act as the agent of persons who have deposited Falconbridge Shares in acceptance of the Offer for the purpose of receiving Noranda Share certificates from Noranda and transmitting such Noranda Share certificates to such persons, and receipt thereof by the Depositary will be deemed to constitute receipt thereof by persons depositing Falconbridge Shares pursuant to the Offer.

        Settlement will be made by the Depositary issuing or causing to be issued to each Falconbridge Shareholder who has validly deposited and not withdrawn Falconbridge Shares under the Offer a certificate representing the Noranda Shares to which such Falconbridge Shareholder is entitled by first class insured mail, postage prepaid. Unless otherwise directed by the Letter of Transmittal, the certificate for such Noranda Shares will be issued in the name of the registered holder of the Falconbridge Shares so deposited. Unless a Falconbridge Shareholder depositing Falconbridge Shares instructs the Depositary to hold the certificate for such Noranda Shares for pick-up by checking the appropriate box on the Letter of Transmittal, certificates and any payment in respect of fractional Noranda Shares will be forwarded by first class insured mail to such Falconbridge Shareholder at the address specified in the Letter of Transmittal. If no address is therein specified, certificates and payments for fractional Noranda Shares will be forwarded to the address of the Falconbridge Shareholder as shown on the register maintained in respect of the Falconbridge Shares. Certificates and payments mailed in accordance with this paragraph will be deemed to have been delivered at the time of mailing.

        Depositing Falconbridge Shareholders will not be obligated to pay brokerage fees or commissions if they accept the Offer by depositing their Falconbridge Shares directly with the Depositary.

8.     Extension and Variation of the Offer

        The Offer is open for acceptance up to and including, but not after, the Expiry Time.

        Noranda expressly reserves the right, in its sole discretion, and regardless of whether or not any of the conditions specified under Section 5 of the Offer to Purchase, "Conditions of the Offer", may have occurred, at any time and from time to time while the Offer is open for acceptance, to extend the Expiry Time or to vary the Offer by giving written or oral notice to be confirmed in writing of extension or variation to the Depositary and by causing the Depositary to provide, where required by law, as soon as practicable thereafter, a copy of such notice in the manner set forth in Section 12 of the Offer to Purchase, "Notice", to all Falconbridge Shareholders whose Falconbridge Shares have not been taken up prior to the extension or variation. Under the Support Agreement, Noranda has committed to extend the Offer for a minimum of 30 days in the event that Noranda waives the condition in the Issuer Bid that Brascan will have deposited and not withdrawn at least 63,377,140 Noranda Shares to the Issuer Bid or if Noranda wishes to waive the Issuer Bid Condition. Noranda will, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide or cause to be provided a copy of the notice thereof to the TSX and the NYSE and the applicable securities regulatory authorities. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

        Where the terms of the Offer are varied, the period during which Falconbridge Shares may be deposited pursuant to the Offer will not expire before 10 days after the notice of variation has been given to Falconbridge Shareholders unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable securities regulatory authorities.

        If on or before the Expiry Time, or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect a decision of a Falconbridge Shareholder to accept or reject the Offer (other than a change that is not within the control of Noranda or an affiliate of Noranda), Noranda will give written notice of such change to the Depositary at its principal office in Toronto, and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 12 of the Offer, "Notice", to all Falconbridge Shareholders whose Falconbridge Shares have not been taken up under the Offer at the date of the occurrence of the change. As soon as possible after giving notice of a change in information to the Depositary, Noranda will make a public announcement of the change in information and provide a copy of the notice thereof to the TSX and the applicable regulatory authorities. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

        Notwithstanding the foregoing, the Offer may not be extended by Noranda if all of the terms and conditions of the Offer have been complied with, except those waived by Noranda, unless Noranda first takes up and exchanges all Deposited Shares.

        If, in the unlikely event prior to the Expiry Time, a variation in the terms of the Offer increases the consideration offered to Falconbridge Shareholders by Noranda in its sole discretion, such increase will be applicable to all Falconbridge Shareholders whose Falconbridge Shares are taken up pursuant to the Offer.

        During any such extension or in the event of any variation, all Falconbridge Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for exchange by Noranda in accordance with the terms of the Offer, subject to Section 4 of the Offer, "Withdrawal Rights". An extension of the Expiry Time, a variation of the Offer or a change in information does not constitute a waiver by Noranda of its rights under Section 5 of the Offer, "Conditions of the Offer".

        Noranda also expressly reserves the right, in its sole discretion, (i) to terminate the Offer and not to accept for exchange any Falconbridge Shares upon the occurrence of any of the conditions specified in Section 5, "Conditions of the Offer", or (ii) subject to the terms of the Support Agreement, at any time or from time to time to amend the Offer in any respect, including increasing or decreasing the number of Falconbridge Shares Noranda may exchange.

9.     Return of Deposited Shares

        Any Deposited Shares not exchanged by Noranda will be returned at Noranda's expense promptly after the Expiry Time or termination of the Offer. Such Deposited Shares (and other relevant documents) will be forwarded by first class mail to the address specified in the Letter of Transmittal, unless the person who deposited the Falconbridge Shares instructs Noranda to hold the Falconbridge Shares for pick-up by checking the appropriate box in the Letter of Transmittal. If no address is specified therein, Falconbridge Shares will be forwarded to the address shown on the register maintained in respect of the Falconbridge Shares.

10.   Mail Service Interruption

        Notwithstanding the provisions of the Offer, the Circular and the Letter of Transmittal, certificates for Noranda Shares, cheques in lieu of any fractional Noranda Shares and certificates for any Falconbridge Shares to be returned will not be mailed if Noranda determines that delivery thereof by mail may be delayed. Persons entitled to certificates and/or cheques which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the Deposited Shares were delivered until such time as Noranda has determined that delivery by mail will no longer be delayed. Noranda will provide notice of any such determination not to mail under this Section 10 as soon as reasonably practicable after the making of such determination. The deposit of certificates and cheques with the Depositary in such circumstances will constitute delivery to the persons entitled thereto.

11.   Liens

        Falconbridge Shares acquired pursuant to the Offer will be acquired by Noranda free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom. The depositing Falconbridge Shareholder will be bound by a representation and warranty that such Falconbridge Shareholder has full power and authority to deposit, sell, assign and transfer the deposited Falconbridge Shares and that if the Deposited Shares are accepted for exchange by Noranda, Noranda will acquire good title thereto, free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom.

12.   Notice

        Except as otherwise provided in the Offer, any notice to be given by Noranda or the Depositary pursuant to the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered holders of Falconbridge Shares at their respective addresses as shown on the register maintained in respect of the Falconbridge Shares and, except as otherwise provided in the Offer, will be deemed to have been received on the first business day following the date of mailing. These provisions apply despite (i) any accidental omission to give notice to any one or more Falconbridge Shareholders, and (ii) any interruption of mail service in Canada or in the United States following mailing. In the event of any interruption of mail service following mailing, Noranda will use reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or in the United States are not open for the deposit of mail, any notice which Noranda or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Falconbridge Shareholders if it is given to the TSX for dissemination and if it is published (i) once in the National Edition of The Globe and Mail, and (ii) once, if possible, in a daily newspaper of general circulation in the French language in the City of Montreal, provided that if the National Edition of The Globe and Mail is not being generally circulated, publication thereof will be made in The National Post.

        The Offer will be mailed to registered Falconbridge Shareholders or made in such other manner as is permitted by applicable regulatory authorities and will be furnished by Noranda to brokers, investment dealers, banks and similar person whose names, or the names of whose nominees, appear in the register maintained by or on behalf of Noranda in respect of the Falconbridge Shares or, if security position listings are available, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to the beneficial owners of Falconbridge Shares.

        Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the Toronto address listed for the Depositary on the Letter of Transmittal.

13.   Market Purchases

        Neither Noranda nor its affiliates will bid for or make purchases of Falconbridge Shares during the Offer other than Falconbridge Shares deposited to the Offer or other than as described in the next following paragraph.

        Subject to compliance with applicable securities laws, Noranda reserves the right to make or enter into an arrangement, commitment or understanding prior to the Expiry Time to sell after the Expiry Time any Falconbridge Shares taken up and paid for under the Offer although Noranda has no current intention to do so.

14.   Other Terms of the Offer

  (a)
  The Offer and all contracts resulting from acceptance hereof will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

  (b)
  No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of Noranda other than as contained herein or in the accompanying Circular, and if any such information or representation is given or made, it must not be relied upon as having been authorized by Noranda.

  (c)
  The provisions of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer.

  (d)
  Noranda, in its sole discretion, will be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer and the validity of any acceptance of the Offer and the validity of any withdrawals of Falconbridge Shares.

  (e)
  The Offer is not being made to nor will deposits be accepted from or on behalf of Falconbridge Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Noranda may, in its sole discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to Falconbridge Shareholders in any such jurisdiction.

        The Offer and Circular constitute the take-over bid circular required under Canadian securities legislation with respect to the Offer.

        Dated: March 24, 2005.

NORANDA INC.
(Signed)	DEREK G. PANNELL President and Chief Executive Officer

CIRCULAR

        The Circular is supplied by Noranda with respect to the accompanying Offer to Purchase. The terms and provisions of the Offer to Purchase are incorporated into and form part of the Circular and Falconbridge Shareholders should refer to the Offer to Purchase for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. Annex "A" (Information Concerning Noranda), Annex "B" (Information Concerning Falconbridge), Annex "C" (Pro Forma Consolidated Financial Statements), Annex "D" (Independent Valuation and Fairness Opinion) and Annex "E" (Terms of New Preferred Shares) also form a part of the Circular. Capitalized words and terms used in the Circular but not defined herein will have the meanings given to them in the Offer to Purchase under the heading "Glossary".

1.     Noranda

        Noranda is a reporting issuer or the equivalent in all provinces of Canada and files its continuous disclosure documents with the Canadian securities regulatory authorities and the SEC. Such documents are available at www.sedar.com and at www.sec.gov, respectively. Noranda is an Ontario corporation with its registered and head office located at BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario M5J 2T3, Canada.

        Further information concerning Noranda is included in Annex "A" to the Circular.

2.     Falconbridge

        Falconbridge is the continuing corporation resulting from the amalgamation under the Business Corporations Act (Ontario) on June 22, 1994 of several companies including a company also named Falconbridge Limited. Predecessors of Falconbridge have carried on business under the Falconbridge Limited name since 1928. The registered and head office of Falconbridge is at BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario M5J 2T3, Canada.

        As at March 21, 2005, Noranda owned, directly and indirectly, approximately 59% and public shareholders owned approximately 41% of the outstanding Falconbridge Shares.

        Further information concerning Falconbridge is included in Annex "B" to the Circular.

3.     Background to the Offer

Background

        In February, 2004, Brascan, the owner of 41% of the Noranda Shares, indicated to the Board of Directors that, although Noranda had been a long standing investment, it no longer fit within the parameters of Brascan's stated business model. As Brascan and Noranda had previously received a number of expressions of interest for the acquisition of Brascan's ownership interest in Noranda, assets of Noranda or Noranda as a whole, and with the perceived continuing strength in base metals prices and a world-wide trend of consolidation in the base metals sector, the Board of Directors convened a meeting to consider Noranda's strategic options.

        On February 16, 2004, the Board of Directors established a special committee (the "Special Committee"), comprised of all directors except management directors, David W. Kerr and Derek G. Pannell. The mandate of the Special Committee was to consider Noranda's strategic alternatives. CIBC World Markets Inc. was retained to provide financial advice to Noranda and the Special Committee.

        Noranda also established an independent committee (the "Noranda Independent Committee"), comprised of A.L. Flood, Frank McKenna (until March 1, 2005), Maureen Kempston Darkes, James McCutcheon, Norman Gish and André Berard, all of whom are independent of Brascan and Noranda management. The mandate of the Noranda Independent Committee was to review matters where the interests of Brascan and Noranda were divergent.

        The Board of Directors determined to engage in discussions with several parties that had expressed interest in acquiring Noranda as well as others who were considered by the Board of Directors to be potential strategic investors. Noranda and Brascan agreed that Noranda would establish a process for reviewing and considering a potential transaction. Brascan agreed that, for a fixed period of time, Brascan would not, without Noranda's consent, sell its interest in Noranda except in a transaction in which all shareholders of Noranda could participate or in a public secondary distribution of its interest. Noranda agreed to establish a data room and to make available information to selected prospective acquirors who signed confidentiality agreements.

        On June 16, 2004, Noranda announced that it had commenced a review of various means of maximizing shareholder value and that the Special Committee had been established to oversee a review of the expressions of interest that had been received. Over the course of June, July and August 2004, Noranda and its advisors negotiated with a number of parties respecting their interest in acquiring Noranda.

        On September 24, 2004, Noranda announced that it had entered into exclusive negotiations with China Minmetals Corporation ("Minmetals") concerning a preliminary non-binding proposal from Minmetals to acquire 100% of Noranda. The preliminary proposal, which reflected a small premium to the trading level of Noranda Shares at that time, was conditional on government approvals, successful completion of due diligence and negotiation of definitive agreements and financing arrangements. During the period from September 24 to November 16, 2004, negotiations and discussions took place between Noranda, Brascan and Minmetals with the intention of proceeding to a definitive transaction. The period of exclusivity granted to Minmetals expired on November 6, 2004. On November 16, 2004, Noranda announced that the period for exclusive discussions with Minmetals had expired and that discussions were continuing on a non-exclusive basis. In determining not to extend the period of exclusivity with Minmetals, the Special Committee took into account the time that had elapsed since exclusivity was granted, the positive environment for metal prices and the continued strong operational performance of Noranda.

        Subsequent to November 16, 2004, in addition to having discussions with other parties interested in acquiring Noranda, the Special Committee reviewed a number of alternative courses of action respecting a reorganization of Noranda. During December 2004 and January 2005, Noranda management, the Company's advisors and Brascan exchanged ideas respecting a possible transaction which would reduce Brascan's interest in Noranda and result in the merger of Noranda and Falconbridge. Because of the potential separate interests of Brascan and management of Noranda in respect of the possible transaction, the Noranda Independent Committee was asked to give separate consideration to the possible transaction. The Noranda Independent Committee retained Borden Ladner Gervais LLP as its independent legal counsel and received advice from Noranda's financial advisors, CIBC World Markets. In January, February and early March, 2005, the Noranda Independent Committee considered, with Noranda management and its financial and legal advisors, the terms of the Issuer Bid and in particular, the attributes of the New Preferred Shares. Discussions were had with Brascan as to the terms of the New Preferred Shares and the basis upon which Brascan would agree to tender to the Issuer Bid. As well, during this period, the Noranda Independent Committee considered, with Noranda management and its financial and legal advisors, the terms of the possible offer for the Falconbridge Shares not already owned by Noranda or its affiliates and the basis upon which Falconbridge might agree to support such an offer.

        On January 20, 2005, management of Noranda was instructed by the Board of Directors to approach the Falconbridge board of directors with a view to securing its support for an offer by Noranda to purchase the Falconbridge Shares not owned by Noranda. The Falconbridge board of directors met on February 1, 2005 and mandated its independent committee (the "Falconbridge Special Committee"), comprised of Falconbridge directors independent of Noranda, Brascan and Falconbridge management, to consider the basis upon which it might support an offer by Noranda for the Falconbridge Shares not owned by Noranda. The Falconbridge Special Committee retained Goodmans LLP as its independent legal counsel and TD Securities and Richard H. McCoy as its independent financial advisors.

        The Falconbridge Special Committee met on a number of occasions and reviewed the terms of the proposed offer by Noranda, negotiated certain aspects of the proposal, received a formal opinion as to the fair market value of the Falconbridge Shares and the Common Shares issuable by Noranda under the offer from TD Securities, financial advisors to the Falconbridge Special Committee, and received TD Securities' opinion as to the fairness from a financial point of view of the consideration to be received by minority Falconbridge shareholders under the Offer (collectively, the "TD Securities Opinion"). Based upon the foregoing, among other considerations, the Falconbridge Special Committee unanimously determined to recommend that the board of directors of Falconbridge recommend that holders of Falconbridge Shares tender to the Offer. On March 8, 2005, the Falconbridge board of directors (with representatives of Brascan, Noranda and Falconbridge management abstaining) resolved to do so.

        On March 7, 2005, the Noranda Independent Committee resolved unanimously to recommend to the Board of Directors the Offer and the Issuer Bid and the Board of Directors (with representatives of Brascan and Noranda Management abstaining) resolved to proceed with the Offer and the Issuer Bid, subject to Brascan agreeing to the Lock-Up Agreement and Falconbridge agreeing to the Support Agreement. On March 8, 2005, Brascan and Noranda entered into the Lock-Up Agreement and Noranda and Falconbridge entered into the Support Agreement. See "— Lock-Up Agreement" and "— Support Agreement with Falconbridge" below for descriptions of the Lock-Up Agreement and the Support Agreement.

        On March 9, 2005, Noranda announced that it had entered into discussions with Minmetals regarding a strategic alliance which may involve commercial arrangements regarding the offtake from certain development projects, assistance with procurement and supply of equipment and other products and services in regard to certain greenfield projects, joint exploration initiatives in China and other matters.

Support Agreement with Falconbridge

        Noranda and Falconbridge entered into the Support Agreement pursuant to which Noranda agreed to make the Offer and, subject to the satisfaction of certain conditions, pursuant to which Noranda has agreed to take up the Falconbridge Shares as described above. A copy of the Support Agreement is available at www.sedar.com. The following is a summary of certain of the provisions of the Support Agreement.

        Noranda has agreed to coordinate the Offer and the Issuer Bid such that the Offer will expire at least five days after Noranda takes up Noranda Shares under the Issuer Bid. Noranda has committed to extend the Expiry Date for a minimum of 30 days in the event that Noranda waives: (i) the condition in the Issuer Bid that Brascan will have deposited and not withdrawn 63,377,140 Noranda Shares to the Issuer Bid or (ii) the Issuer Bid Condition. Noranda has also agreed it may not waive the Minimum Tender Condition without the consent of Falconbridge.

        Each of Falconbridge and Noranda have made certain representations and warranties to the other. Falconbridge has agreed that until the Falconbridge Shares are taken up by Noranda, Falconbridge will conduct its business in the ordinary and regular course. Each of Noranda and Falconbridge has agreed to use its reasonable best efforts to take or cause to be taken all appropriate action or to do or cause to be done all things necessary to consummate and make effective the transactions contemplated in the Support Agreement.

        Noranda has covenanted in the Support Agreement that, assuming completion of the Offer, it will take such action to ensure that the Noranda Board of Directors is comprised of Alex Balogh, André Bérard, Jack L. Cockwell, Maureen Kempston Darkes, J. Bruce Flatt, A.L. (Al) Flood, Norman Gish, Robert J. Harding, David W. Kerr, Edmund King, Neville Kirchmann, James McCutcheon, Mary Mogford, George Myhal, Derek G. Pannell, David Race and James Wallace.

        The Support Agreement may be terminated by either Noranda or Falconbridge if a court of competent jurisdiction or other governmental body has issued an order or taken similar action restraining the Offer in certain circumstances.

        Falconbridge may also terminate the Support Agreement if, among other things: (i) the Offer has not been made within the time period provided in the Support Agreement; (ii) the Offer does not conform in all material respects with the description of the offer in the Support Agreement; (iii) Noranda has not become legally obligated to accept and take up the Falconbridge Shares on or prior to May 31, 2005 subject to any extension contemplated in the Support Agreement; (iv) the Offer has been terminated, withdrawn or expired; (v) there has been a material breach of the representations and warranties on the part of Noranda in the Support Agreement; or (vi) there has been a material breach by Noranda of its covenants contained in the Support Agreement and Noranda has failed to remedy the breach within five business days of notice of the breach.

        Noranda may also terminate the Support Agreement if, among other things: (i) Noranda determines, acting reasonably, prior to May 31, 2005 that any condition to the Offer will not be satisfied or waived prior to such date; (ii) any condition to the Offer has not been satisfied or waived on expiry of the Offer; (iii) there has been a material breach of the representations and warranties on the part of Falconbridge in the Support Agreement; (iv) there has been a material breach by Falconbridge of its covenants contained in the Support Agreement and Falconbridge has failed to remedy the breach within five business days of notice of the breach; or (v) the board of directors of Falconbridge has withdrawn or modified (in a manner determined by Noranda to be adverse to

Noranda) its approval or recommendation of the Offer, the Support Agreement or the contemplated transactions.

Issuer Bid

        On March 9, 2005 Noranda also announced that it will make the Issuer Bid pursuant to which it will offer to repurchase 63,377,140 Noranda Shares in exchange for $500 million Series 1 Shares, $500 million Series 2 Shares and $250 million Series 3 Shares on the basis of 0.316 Series 1 Shares, 0.316 Series 2 Shares and 0.158 Series 3 Shares per Noranda Common Share. If the Junior Preference Shares are not created before the closing of the Issuer Bid, Series J Shares, Series K Shares and Series L Shares of the existing authorized class of Noranda's Preferred Shares will be created, on substantially the same terms as the Junior Preference Shares, and issued instead of the Junior Preference Shares. A description of the rights, privileges, restrictions and conditions of the New Preferred Shares is attached to the Circular as Annex "E". The New Preferred Shares will represent aggregate capital of $1.25 billion, representing a value of $19.72 per Noranda Share to be exchanged.

        If the aggregate number of Noranda Shares properly deposited and not withdrawn pursuant to the Issuer Bid at the expiry time thereof is 63,377,140 Noranda Shares, Noranda will, upon the terms and subject to the conditions of the Issuer Bid, exchange all such deposited Noranda Shares. If, at the expiry time of the Issuer Bid, more than 63,377,140 Noranda Shares are properly deposited and not withdrawn, Noranda will, upon the terms and subject to the conditions of the Issuer Bid, exchange on a pro rata basis from the deposited shares 63,377,140 Noranda Shares for the New Preferred Shares. Pursuant to the Lock-Up Agreement, Brascan has agreed, except in limited circumstances, to deposit or cause to be deposited, and not withdraw, except in limited circumstances, all of the Noranda Shares owned by it or any of its wholly-owned subsidiaries. Brascan currently owns, directly or indirectly, 122,597,952 Noranda Shares, or approximately 41% of the outstanding Noranda Shares. Brascan is not obliged to deposit its Noranda Shares in favour of the Issuer Bid (or, if deposited, may withdraw any number of such shares) in the event it receive a bona fide arm's length third party offer to acquire its Noranda Shares or an acquisition proposal in respect of Noranda or any material subsidiary of Noranda arises, in either case that the board of directors of Brascan, in its sole discretion, considers more favourable than the Issuer Bid.

        The Issuer Bid is conditional upon not less than 63,377,140 Noranda Shares being deposited and not withdrawn by Brascan and its affiliates at the expiry time of the Issuer Bid. The Issuer Bid is also subject to certain other conditions.

        Holders of Falconbridge Shares who tender to the Offer will not be able to participate in the Issuer Bid.

        A copy of the Issuer Bid circular is available at www.sedar.com.

Lock-Up Agreement

        Under the Lock-up Agreement with Brascan, subject to the satisfaction of certain conditions, Noranda agreed to make the Issuer Bid and Brascan agreed to deposit or cause to be deposited all of the Noranda Shares owned by it or any of its wholly-owned subsidiaries. As at the date of the Offer and Circular, Brascan owned, directly or indirectly, 122,597,952 Noranda Shares, or approximately 41% of the outstanding Noranda Shares. Brascan has agreed to vote in favour of any resolution of Noranda in order to give effect to the Issuer Bid. Following successful completion of the Issuer Bid and the Offer, Brascan's ownership of Noranda Shares is expected to decrease from approximately 41% to between approximately 16% and 26%.

        Brascan is not obliged to deposit its Noranda Shares in favour of the Issuer Bid (or, if deposited, may withdraw such shares) in the event they receive a bona fide arm's length third party offer to acquire its Noranda Shares or an acquisition proposal in respect of Noranda or any material subsidiary of Noranda arises, in either case that the board of directors of Brascan, in its sole discretion, considers more favourable than the Issuer Bid. Brascan may, in lieu of depositing its Noranda Shares directly, participate in the "holding company alternative" provided for in the Issuer Bid.

4.     Purpose of the Offer and Noranda's Plans for Falconbridge

Purpose of the Offer

        The purpose of the Offer is to enable Noranda to acquire beneficial ownership of all of the Falconbridge Shares. The effect of the Offer is to give to all Falconbridge Shareholders the opportunity to receive the Offered Consideration in respect of their Falconbridge Shares.

        If Noranda takes up and pays for the Falconbridge Shares validly deposited under the Offer, Noranda intends, if necessary, to cause a meeting of Falconbridge Shareholders to be held to consider an amalgamation, statutory arrangement, capital reorganization or other transaction whereby Noranda will acquire any Falconbridge Shares not deposited under the Offer. See Section 5 of the Circular, "Acquisition of Shares Not Deposited".

        If permitted by applicable law, subsequent to the completion of the Offer and, if necessary, any Subsequent Acquisition Transaction, Noranda intends to delist the Falconbridge Shares from the TSX. See Section 13 of the Circular, "Effect of the Offer on the Market for and Listing of the Falconbridge Shares".

        Noranda believes that the combination of Falconbridge and Noranda will create one of North America's largest base metals companies with exceptionally good growth prospects. The assets of the combined company will be approximately $12 billion.

        Among the factors taken into account by the Independent Committee and Board of Directors in arriving at the decision to proceed with the Offer were:

  (a)
  the successful completion of the Offer will result in Noranda having access to 100% of the consolidated cash flow of the combined companies, which will provide it with greater financial flexibility and improved access to credit;

  (b)
  the successful completion of the Offer and the Issuer Bid will result in Noranda having a greater market capitalization, approximately $7.5 billion compared to approximately $3.3 billion, which should improve its ability to finance its activities;

  (c)
  the successful completion of the Offer and the Issuer Bid will increase the public trading float of Noranda by more than 50%, which should attract a greater institutional investor base;

  (d)
  the successful completion of the Offer and the Issuer Bid should provide enhanced flexibility to carry out exploration and business development programs from an operational and financial standpoint; and

  (e)
  the combined company will be a financially and operationally strong company with the ability to compete globally in the copper and nickel businesses.

Plans for Noranda and Falconbridge following the Completion of the Offer

        Noranda's plans for Falconbridge are to integrate its operations with those of Noranda, to the extent not already integrated.

Treatment of Falconbridge Options

        The Offer is made only to acquire the Falconbridge Shares. Noranda is not offering to acquire the Falconbridge Options. Holders of Falconbridge Options who wish to tender into the Offer must first exercise their Falconbridge Options and then tender the Falconbridge Shares acquired on such exercise. If Noranda takes up and pays for Falconbridge Shares under the Offer, Noranda currently intends to implement a Subsequent Acquisition Transaction, or take such other action as may be available, so that the holders of Falconbridge Options will, pursuant to the terms thereof, receive Noranda Shares upon the proper exercise of the Falconbridge Options. The number of Noranda Shares so issued and the exercise price will reflect the exchange ratio used in the Offer.

Business Combination Risks

        In addition to the risks outlined in the documents incorporated by reference in the Offer and Circular (see Annex "A" — Information Concerning Noranda), the combination of Noranda with Falconbridge is subject to certain risks, including the following:

The Noranda Shares issued in connection with the Offer may have a market value lower than expected.

        Noranda is offering 1.77 Noranda Shares for each Falconbridge Share tendered to the Offer and not withdrawn. The volume-weighted average trading prices of the Noranda Shares and Falconbridge Shares on the TSX for the 20 trading days ended March 7, 2005, the last full trading day before the date Noranda announced its intention to make the Offer, were Cdn.$22.54 and Cdn.$34.67, respectively. Based on these share prices, the Offer represents a premium of 15% to Falconbridge Shareholders. Falconbridge Shareholders who receive Noranda Shares under the Offer will receive a fixed number of Noranda Shares rather than a number of shares with a particular fixed market value. The market value of Noranda Shares at the Expiry Time may vary significantly from their price on the date the Support Agreement was executed or the date of this Offer and Circular. Because the exchange ratio will not be adjusted to reflect any changes in the market value of Noranda Shares, the market value of the Noranda Shares issued under the Offer and the Falconbridge Shares tendered to the Offer may be higher or lower than the values of such shares on such earlier dates. Stock price changes may result from a variety of factors that are beyond the control of Noranda and Falconbridge, including changes in their businesses, operations and prospects, regulatory considerations and general and industry specific market and economic conditions.

Effect of the Issuer Bid on Noranda's Leverage

        Under the terms of the Issuer Bid, Noranda will issue up to 50,000,000 New Preferred Shares, which will have an aggregate stated capital of $1.25 billion. For the purposes of Canadian GAAP and U.S. GAAP, the New Preferred Shares will be treated as debt, which will impact key leverage ratios of Noranda such as debt to equity. As a result of these factors, Noranda could: (i) have more difficulty satisfying its financial obligations; (ii) be required to dedicate a larger portion of any cash flow from its operations to the payment of interest and principal due under its debt and dividends due on its existing Preferred Shares and New Preferred Shares, which will reduce funds available for other business purposes; (iii) be more vulnerable to general adverse economic and industry conditions; (iv) have more limited flexibility in planning for, or reacting to, changes in its businesses and the industries in which it operates; (v) have a more limited ability to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes; and (vi) be unable to refinance its debt on terms acceptable to Noranda or at all. In addition, Noranda is not restricted from incurring additional leverage.

        Noranda's ability to satisfy its obligations depends on its future operating performance and on economic, financial, competitive and other factors, many of which are beyond Noranda's control. Noranda's business may not generate sufficient cash flow and future financings may not be available to provide sufficient net proceeds to meet these obligations or to successfully execute its business strategies.

Reduced Trading Liquidity of Falconbridge Shares Not Tendered

        During the period following the completion of the Offer and prior to the completion of any Subsequent Acquisition Transaction, the trading liquidity for Falconbridge Shares not tendered to the Offer will be reduced, which may affect the price of the Falconbridge Shares and the ability of a holder to dispose of those shares.

Conversion of New Preferred Shares into Noranda Shares at Redemption Date

        Subject to certain conditions, Noranda is required to redeem the New Preferred Shares on the Series 1 Final Redemption Date, Series 2 Final Redemption Date and Series 3 Final Redemption Date (as defined in Annex "E"), respectively. Noranda is entitled in these circumstances to convert the New Preferred Shares into Noranda Shares instead of paying cash. The number of Noranda Shares issuable in these circumstances is dependent upon the market price for the Noranda Shares prior to the applicable redemption date and may be significant. The issue of a substantial number of additional Noranda Shares could materially adversely affect the market price of the Noranda Shares and holders of Noranda Shares would suffer immediate dilution of their investment.

5.     Acquisition of Shares Not Deposited

        Noranda has agreed pursuant to the Support Agreement that if it takes up and exchanges Falconbridge Shares it may enter into one or more transactions to enable Noranda or an affiliate of Noranda to acquire all Falconbridge Shares not acquired pursuant to the Offer (a "Subsequent Acquisition Transaction"). There is no assurance that any such Subsequent Acquisition Transaction will be completed.

Compulsory Acquisition

        If, within 120 days after the date of the Offer, the Offer has been accepted by the holders of not less than 90% of the Falconbridge Shares, other than Falconbridge Shares held at the date of the Offer by or on behalf of Noranda or its affiliates or associates (as such terms are defined in the OBCA), and Noranda acquires such deposited Falconbridge Shares, then Noranda has agreed to use its reasonable efforts to acquire, pursuant to the provisions of section 188 of the OBCA, the remaining Falconbridge Shares held by each Falconbridge Shareholder who did not accept the Offer and any person who subsequently acquires any such Falconbridge Shares (a "Dissenting Offeree") on the same terms (including the offer price) as the Falconbridge Shares acquired under the Offer (a "Compulsory Acquisition").

        To exercise this statutory right, Noranda must give notice (the "Offeror's Notice") to the Dissenting Offerees of such acquisition on or before the earlier of 60 days following the termination of the Offer and 180 days following the date of the Offer. Within 20 days after having given the Offeror's Notice, Noranda must pay or transfer to Falconbridge the consideration Noranda would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. Within 20 days after receipt of the Offeror's Notice, each Dissenting Offeree must send the certificates evidencing the Falconbridge Shares held by such Dissenting Offeree to Falconbridge and must elect either to transfer such Falconbridge Shares to Noranda on the terms on which Noranda acquired Falconbridge Shares under the Offer or to demand payment of the fair value of the Falconbridge Shares by so notifying Noranda. If the Dissenting Offeree fails to notify Noranda within the applicable time period, the Dissenting Offeree will be deemed to have elected to transfer its Falconbridge Shares to Noranda on the same terms (including the offer price) that Noranda acquired the Falconbridge Shares under the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of its Falconbridge Shares, Noranda may apply to a court having jurisdiction to hear the application to fix the fair value of the Falconbridge Shares of that Dissenting Offeree. If Noranda fails to apply to such court within 20 days after it made the payment or transferred the consideration to Falconbridge, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If no such application is made by the Dissenting Offeree or Noranda within such periods, the Dissenting Offeree will be deemed to have elected to transfer its Falconbridge Shares to Noranda on the same terms that Noranda acquired Falconbridge Shares from the Shareholders who accepted the Offer. Any judicial determination of the fair value of the Falconbridge Shares could be more or less than the amounts paid pursuant to the Offer.

        The foregoing is only a summary of the right of Compulsory Acquisition which may become available to Noranda. The summary is not intended to be complete and is qualified in its entirety by the provisions of section 188 of the OBCA. Shareholders should refer to section 188 of the OBCA for the full text of the relevant statutory provisions, and those who wish to be better informed about these provisions should consult their legal advisors. The provisions of section 188 of the OBCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

Other Subsequent Acquisition Transactions

        If Noranda takes up and pays for Falconbridge Shares validly deposited under the Offer, and the foregoing statutory right of Compulsory Acquisition is not available for any reason, Noranda currently intends to take such action as is necessary, including causing a special meeting of Falconbridge Shareholders to be called to consider an amalgamation, statutory arrangement, consolidation, capital reorganization or other transaction involving Falconbridge and Noranda or an affiliate of Noranda, to enable Noranda to undertake a Subsequent Acquisition

Transaction. The timing and details of any such transaction will depend on a number of factors, including the number of Falconbridge Shares acquired pursuant to the Offer. If the Minimum Tender Condition is satisfied and Noranda takes up and pays for the Falconbridge Shares deposited under the Offer, Noranda will own sufficient Falconbridge Shares to effect such Subsequent Acquisition Transaction. Noranda currently intends to complete a Subsequent Acquisition Transaction no later than 120 days after expiry of the Offer and intends to acquire such affected securities at the same price per Falconbridge Share as in the Offer.

Regulations

        Each type of Subsequent Acquisition Transaction described above is governed by certain applicable Canadian corporate and securities laws (collectively, the "Regulations"), including Rule 61-501 and Policy Q-27, and would be a "business combination" within the meaning of Rule 61-501 and a "going private transaction" within the meaning of Policy Q-27 (collectively, hereinafter referred to as "going private transactions"). In certain circumstances, the provisions of Rule 61-501 and Policy Q-27 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a "going private transaction" carried out in accordance with Rule 61-501 or an exemption therefrom and Policy Q-27 or an exemption therefrom, the "related party transaction" provisions of Rule 61-501 and Policy Q-27 would not apply to such transaction. Noranda intends to carry out any such going private transaction in accordance with Rule 61-501 and Policy Q-27 or exemptions therefrom such that the related party transaction provisions of Rule 61-501 and Policy Q-27 will not apply to the going private transaction.

        The Regulations provide that, unless exempted, a corporation proposing to carry out a going private transaction is required to prepare a valuation of the affected securities (and subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation or the entire valuation. In connection therewith, Noranda intends to rely on any exemption then available or to seek waivers pursuant to Rule 61-501 and Policy Q-27 from the OSC and AMF, respectively, exempting Noranda or Falconbridge or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction. An exemption is available under Rule 61-501 and Policy Q-27 for certain going private transactions completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value and is in the same form as that paid in the take-over bid, provided certain disclosure is given in the take-over bid disclosure documents. Noranda expects that these exemptions will be available.

        Depending on the nature of the Subsequent Acquisition Transaction, the provisions of the OBCA may require the approval of at least 66 2/3% of the votes cast by holders of the outstanding Falconbridge Shares at a meeting duly called and held for the purpose of approving a Subsequent Acquisition Transaction. Rule 61-501 and Policy Q-27 would in effect also require that, in addition to any other required securityholder approval, in order to complete a going private transaction, the approval of a majority of the votes cast by "minority" holders of the affected securities must be obtained unless an exemption is available or discretionary relief is granted by the OSC and the AMF. In relation to any Subsequent Acquisition Transaction, the "minority" holders will be, subject to any available exemption or discretionary relief granted by the OSC and the AMF as required, all Falconbridge Shareholders other than Noranda, any "interested party" (for the purpose of Rule 61-501 and Policy Q-27), any "related party" of Noranda or of any "interested party" (for the purpose of Rule 61-501), including the directors and senior officers of Noranda, an associate, affiliate or an insider of Noranda or any of their directors or senior officers, and any person or company acting jointly or in concert with any of the foregoing persons. However, Rule 61-501 and Policy Q-27 also provide that Noranda may treat Falconbridge Shares acquired pursuant to the Offer as "minority" shares and to vote them, or to consider them voted, in favour of a Subsequent Acquisition Transaction that is a going private transaction if, among other things, the consideration for each security in the Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid pursuant to the Offer. Noranda currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be the same consideration paid to Falconbridge Shareholders under the Offer, and Noranda intends to cause Falconbridge Shares acquired pursuant to the Offer to be voted in favour of such transaction and to be counted as part of any minority approval required in connection with any such transaction.

        In addition, under Rule 61-501 and Policy Q-27, if, following the Offer, Noranda and its affiliates are the registered holders of 90% or more of the Falconbridge Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if a statutory right to dissent and seek fair value or a substantially equivalent enforceable right is made available to the minority shareholders. If Noranda proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval or exemption, Noranda will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable laws, purchasing additional Falconbridge Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Falconbridge, or taking no further action to acquire additional Falconbridge Shares. Any additional purchases of Falconbridge Shares could be at a price greater than, equal to or less than the price to be paid for Falconbridge Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, Noranda may sell or otherwise dispose of any or all Falconbridge Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by Noranda, which may vary from the terms and the price paid for Falconbridge Shares under the Offer.

        Any Subsequent Acquisition Transaction may also result in Falconbridge Shareholders having the right to dissent and demand payment of the fair value of their Falconbridge Shares. If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting shareholders for their Falconbridge Shares. The fair value of Falconbridge Shares so determined could be more or less than the amount paid per Falconbridge Shares pursuant to the Subsequent Acquisition Transaction or the Offer.

        The tax consequences to a Falconbridge Shareholder of a Subsequent Acquisition Transaction may differ significantly from the tax consequences to such Falconbridge Shareholder of accepting the Offer. See Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 19 of the Circular, "Certain U.S. Federal Income Tax Considerations". Falconbridge Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

Judicial Developments

        Prior to the adoption of Rule 61-501 (or its predecessor, OSC Policy 9.1) and Policy Q-27, Canadian courts had in a few instances granted preliminary injunctions to prohibit transactions involving going private transactions. The trend in both legislation and in Canadian jurisprudence has been towards permitting going private transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to the minority shareholders. Falconbridge Shareholders should consult their legal advisors for a determination of their legal rights.

6.     Source of Offered Consideration

        Noranda will issue Noranda Shares to Falconbridge Shareholders who tender their Falconbridge Shares under the Offer. Fractional Noranda Shares will not be issued. Cash will be paid to Falconbridge Shareholders only in lieu of any fractional Noranda Share payable to a Falconbridge Shareholder under the Offer based on the Current Market Price. Noranda has the necessary funds on hand to make all cash payments to be made to Falconbridge Shareholders under the Offer.

7.     Beneficial Ownership of and Trading in Securities of Falconbridge

        Except for Falconbridge Shares held by Noranda and as set forth in Section 9 below, no securities of Falconbridge, including Falconbridge Shares, are owned beneficially, directly or indirectly, nor is control or direction exercised over any securities of Falconbridge, by Noranda or its directors or senior officers or, to the knowledge of such directors and senior officers after reasonable enquiry, by (a) any associate of a director or senior officer of Noranda, (b) any person holding more than 10% of any class of Noranda's equity securities or (c) any person acting jointly or in concert with Noranda.

        Except for securities held by Richard Lee Burdett, André Joron, Paul W. Severin and John Michael Doyle, no securities of Falconbridge have been traded during the six-month period preceding the date of the Offer by Noranda or its directors or senior officers or, to the knowledge of such directors and senior officers after reasonable enquiry, by (a) any associate of a director or senior officer of Noranda, (b) any person holding more than 10% of any class of Noranda's equity securities or (c) any person acting jointly or in concert with Noranda.

        As of March 21, 2005, the partners and associates of McCarthy Tétrault LLP and Fried, Frank, Harris, Shriver & Jacobson LLP, Canadian and U.S. counsel to Noranda, respectively, beneficially owned, directly or indirectly, less than 1% of the outstanding Noranda Shares and less than 1% of the outstanding Falconbridge Shares

8.     Prior Distributions of Falconbridge Shares and Dividend Policy

        Noranda is not aware, based on publicly available information, of any distributions of Falconbridge Shares since December 31, 2004, other than distributions of Falconbridge Shares pursuant to the exercise of Falconbridge Options.

        For at least the past five years, Falconbridge has paid an annual regular dividend (in quarterly instalments) of $0.40 per Falconbridge Share. The record dates for the payment of any future dividends on the Falconbridge Shares and Noranda Shares are expected to be set to ensure that Falconbridge Shareholders tendering to the Offer do not receive dividends on both their Falconbridge Shares and their new Noranda Shares.

9.     Ownership of Securities and Commitments to Acquire Securities of Falconbridge

        This following table indicates, as at March 21, 2005, the number of outstanding securities of Falconbridge beneficially owned, directly or indirectly, or over which control or direction is exercised by each director and senior officer of Noranda and, to the knowledge of Noranda, after reasonable enquiry, by all of their respective associates.

Name	Position with Noranda	Common Shares	Preferred Shares	Options
Alex George Balogh	Director	1,000	—	—
André Bérard	Director	—	—	—
Jack L. Cockwell	Director	2,000	—	—
J. Trevor Eyton	Director	—	—	—
J. Bruce Flatt	Director	—	—	—
A. L. Flood	Director	—	—	—
Norman R. Gish	Director	—	—	—
Robert J. Harding	Director	1,000	—	—
V. Maureen Kempston Darkes	Director	—	—	—
David W. Kerr	Director, Chairman of the Board	1,000	—	—
James W. McCutcheon	Director	—	—	—
George E. Myhal	Director	—	—	—
Derek G. Pannell	Director, President and CEO	1,000	—	—
Michael Agnew	Vice-President, Technology	—	—	16,500
Brian E. Barr	Senior Vice-President Special Projects and Executive Chairman of American Racing Equipment	—	—	—
William H. Brooks	President, Noranda Aluminum Inc.	—	—	—
Richard Lee Burdett	Vice-President, Information Systems	—	—	5,500
Denis Couture	Vice-President, Investor Relations, Communications and Public Affairs	—	—	23,000
Steven Douglas	Executive Vice-President and Chief Financial Officer	—	—	—
John Michael Doyle	Vice-President, Taxation	4,779	—	24,500

Claude Ferron	President, CC&R	200	—	55,100
Michael R. Frilegh	Vice-President, Treasurer	—	—	—
André Joron	Vice-President, Human Resources	—	—	17,600
Peter G. Kukielski	Chief Operating Officer	—	—	73,500
Edward H. Laks	Vice-President, Performance/Six Sigma	—	—	18,600
Ian W. Pearce	Senior Vice-President, Projects and Engineering	—	—	35,000
Fernando E. Porcile	President, Copper	—	—	39,000
Katherine Rethy	Senior Vice-President, Information Services, Procurement, Logistics, Enterprise Risk Management and Facilities	—	—	30,500
Martin G. Schady	Senior Vice-President, Business Development	—	—	35,000
Paul W. Severin	Senior Vice-President, Exploration	1,754	—	30,200
Robert Sippel	President, Zinc and Magnesium	—	—	—
Jeffery A. Snow	Senior Vice-President and General Counsel	716	—	62,500
Robert G. Telewiak	Vice-President, Environment, Health & Safety	3,216	—	73,500
Stephen K. Young	Corporate Secretary	—	—	5,000

        Except pursuant to the Offer, neither Noranda nor any director or senior officer of Noranda, nor to the knowledge of the directors and senior officers of Noranda after reasonable enquiry, (a) any associate of a director or senior officer of Noranda, (b) any person holding more than 10% of any class of Noranda's equity securities nor (c) any person acting jointly or in concert with Noranda, has entered into any arrangement, agreement, commitment or understanding to acquire any equity securities of Falconbridge.

10.   Benefits from the Offer

        Except as set forth below, no person named under Section 9 of the Circular, "Ownership of Securities and Commitments to Acquire Securities of Falconbridge", will receive any direct or indirect benefit from the consummation of the Offer or from accepting or refusing to accept the Offer, other than the consideration available to any Shareholder who participates in the Offer.

        In August 2004, in light of Noranda's announced intention to review various means of maximizing shareholder value and the need to retain the services of certain key executives to ensure the continued efficient leadership of the organization during that period, Noranda set aside $10 million to be paid to management as performance bonuses ("Performance Bonuses") for key executives who remain with Noranda and contribute throughout this process. Once the process is completed, and at the discretion of the Board of Directors, the Performance Bonuses will be payable to certain senior officers.

11.   Arrangements, Agreements, Commitments or Understandings

        There are no arrangements, agreements, commitments or understandings made or proposed to be made between Noranda and any of the directors or senior officers of Falconbridge and no payments or other benefits are proposed to be made or given by Noranda to such directors or senior officers as compensation for loss of office or as compensation for remaining in or retiring from office if the Offer is successful, other than as set out in Section 10 of the Circular, "Benefits from the Offer".

12.   Acceptance of the Offer

        The Board of Directors of Noranda has made inquiries of each person named under Section 9 of the Circular, "Ownership of Securities and Commitments to Acquire Securities of Falconbridge", and, to the knowledge of Noranda, each of Alex George Balogh, Jack L. Cockwell, Robert J. Harding, David W. Kerr, Derek G. Pannell, Richard Lee Burdett, André Joron and Robert G. Telewiak has, to the extent he or she beneficially owns, or exercises control or direction over, Falconbridge Shares, indicated an intention to accept the Offer. Noranda has not entered into any lock-up agreements with any Falconbridge Shareholders with respect to the Offer and accordingly has no assurance that any other Falconbridge Shares will be tendered to the Offer.

13.   Material Changes and Other Information

        Noranda is not aware of any information which indicates that any material change has occurred in the affairs of Falconbridge since December 31, 2004, the date of the last published financial statements of Falconbridge, other than as disclosed herein or otherwise publicly disclosed by Falconbridge, and Noranda does not have any knowledge of any other matter that has not previously been generally disclosed and which would reasonably be expected to affect the decision of Falconbridge Shareholders to accept or reject the Offer.

14.   Effect of the Offer on the Market for and Listing of Falconbridge Shares

        The purchase of Falconbridge Shares by Noranda pursuant to the Offer will reduce the number of Falconbridge Shares that might otherwise trade publicly and will reduce the number of holders of Falconbridge Shares and, depending on the number of Falconbridge Shares acquired by Noranda, could adversely affect the liquidity and market value of the remaining Falconbridge Shares held by the public.

        The rules and regulations of the TSX establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the Falconbridge Shares from the TSX. Among such criteria is the number of Falconbridge Shareholders, the number of Falconbridge Shares publicly held and the aggregate market value of the Falconbridge Shares publicly held. Depending on the number of Falconbridge Shares purchased under the Offer, it is possible that the Falconbridge Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Falconbridge Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Falconbridge Shares. If permitted by applicable Law, subsequent to completion of the Offer or any Subsequent Acquisition Transaction, if necessary, Noranda intends to apply to delist the Falconbridge Shares from the TSX. If the Falconbridge Shares are delisted from the TSX, the extent of the public market for the Falconbridge Shares and the availability of price or other quotations would depend upon the number of Falconbridge Shareholders, the number of Falconbridge Shares publicly held and the aggregate market value of the Falconbridge Shares remaining at such time, the interest in maintaining a market in Falconbridge Shares on the part of securities firms, whether Falconbridge remains subject to public reporting requirements in Canada and the United Slates and other factors.

        After the purchase of the Falconbridge Shares under the Offer, Falconbridge may cease to be subject to the public reporting and proxy solicitation requirements of the OBCA and the securities laws of Canada. Falconbridge will continue, however, to have certain reporting obligations under securities laws for so long as its public debt or preferred shares remain outstanding.

15.   Regulatory Matters

        Noranda's obligation to take up and pay for Falconbridge Shares tendered under the Offer is conditional upon all regulatory approvals having been obtained on terms satisfactory to Noranda, acting reasonably.

        The distribution of the Noranda Shares under the Offer is being made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Canadian securities laws. While the resale of Noranda Shares issued under the Offer is subject to restrictions under the securities laws of certain Canadian provinces and territories, Falconbridge Shareholders in such provinces and territories generally will be able to rely on statutory exemptions from such restrictions.

        A Registration Statement on Form F-8 has been filed with the SEC registering the issuance of the Noranda Shares under the Offer as required by the U.S. Securities Act. The resale of the Noranda Shares by non-affiliates (as defined in Rule 144 under the U.S. Securities Act) of Noranda is not required to be registered in the United States. However, Noranda Shares acquired by affiliates of Noranda may be resold only pursuant to a subsequent U.S. registration statement or in accordance with the requirements of Rule 144 or another exception from the registration requirements of the U.S. Securities Act. In general, an affiliate is an officer or director of Noranda or a shareholder who beneficially owns more than 10% of the outstanding Noranda Shares.

        The Offer is being made in compliance with applicable Canadian and U.S. rules governing take-over bids and tender offers, respectively.

16.   Independent Valuation and Fairness Opinion

Engagement of TD Securities

        The Falconbridge Special Committee retained TD Securities to provide financial advice and assistance to the Falconbridge Special Committee in evaluating the Offer, including the preparation and delivery of a formal valuation of the Falconbridge Shares and the consideration offered under the Offer in accordance with the requirements of Rule 61-501 and Policy Q-27, and to provide its opinion as to the fairness of the consideration offered under the Offer, from a financial point of view, to the holders of Falconbridge Shares other than Noranda ("Falconbridge Minority Shareholders"). The engagement agreement between TD Securities and the Falconbridge Special Committee provides that TD Securities will receive a fee of Cdn.$1,500,000 for its services, including the provision of the Valuation and Fairness Opinion. In addition, TD Securities will be reimbursed for its reasonable out-of-pocket expenses and indemnified by Falconbridge against certain expenses, losses, claims, actions, damages and liabilities incurred in connection with the provision of its services. The fees payable to TD Securities are not contingent in whole or in part on the outcome of the Offer or the related transactions described in the Circular or on the conclusions reached in the Valuation and Fairness Opinion. Pursuant to the requirements of Rule 61-501 and Policy Q-27, such amounts will be paid by Noranda.

        TD Securities has represented to the Falconbridge Special Committee that it is independent of all interested parties in the transaction and qualified to prepare the valuation of the Falconbridge Shares and the consideration offered under the Offer. Based on this representation and the Falconbridge Special Committee's assessment of information provided to it by TD Securities as to TD Securities' qualifications and independence, the Falconbridge Special Committee concluded that TD Securities is independent and qualified to provide the Valuation and Fairness Opinion.

Valuation Conclusion and Fairness Opinion

        Based upon and subject to the analyses and assumptions set out in the Valuation and Fairness Opinion, TD Securities determined the fair market value of the Falconbridge Shares to be in the range of $32.50 to $38.50 per share and the fair market value of the consideration issuable under the Offer to be in the range of $33.63 to $40.71.

        Based upon and subject to the matters described in the Valuation and Fairness Opinion, TD Securities concluded that, as of March 8, 2005, the consideration offered under the Offer is fair, from a financial point of view, to the Falconbridge Minority Shareholders.

        The foregoing is qualified in its entirety by the full text of the Valuation and Fairness Opinion, which is annexed to the Circular as Annex "D".

17.   Prior Valuations

        Noranda is not aware of any "prior valuations", as defined in Rule 61-501 and Policy Q-27, of Falconbridge or of its material assets or securities within the 24-month period preceding the date of the Offer.

18.   Certain Canadian Federal Income Tax Considerations

General

        In the opinion of McCarthy Tétrault LLP, Canadian counsel to Noranda, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations generally applicable to a Falconbridge Shareholder who disposes of Falconbridge Shares by accepting the Offer (or pursuant to a Subsequent Acquisition Transaction) and who, for purposes of the Tax Act and at all relevant times (i) holds the Falconbridge Shares and will hold the Noranda Shares as capital property, (ii) deals at arm's length and is not affiliated with each of Noranda and Falconbridge, and provided further that (iii) neither the Falconbridge Shareholder nor any Persons with whom the Falconbridge Shareholder did not deal at arm's length, alone or together control Noranda or beneficially own shares of Noranda having a fair market value in excess of 50% of the fair market value of all outstanding Noranda Shares immediately following the completion of the Offer. Falconbridge Shares will generally be considered capital property to a Falconbridge Shareholder provided that the Falconbridge Shareholder does not hold the Falconbridge Shares in the course of carrying on a business of buying and selling securities and has not acquired the Falconbridge Shares in a transaction considered to be an adventure in the nature of trade. Falconbridge Shareholders meeting all such requirements are referred to as "Holder" or "Holders" herein, and this summary only addresses such Holders. Persons holding options or other rights to acquire Falconbridge Shares are not addressed, and all such Persons should consult their own tax advisors in this regard. In addition, this summary is not applicable to a Holder that is a "financial institution" (as defined in the Tax Act for purposes of the mark-to-market rules), a "specified financial institution" as defined in the Tax Act or a Holder an interest in which is a "tax shelter investment" for purposes of the Tax Act, and does not address other special situations, including those of traders or dealers.

        This summary is based on the facts as set out in the Offer and the Circular, the provisions of the Tax Act and regulations thereunder (in this Section 18 of the Circular, the "Regulations") in force as at the date hereof, all proposed amendments to the Tax Act or the Regulations publicly announced by the Minister of Finance (Canada) before the date hereof and counsel's understanding of the current published administrative and assessing practice of the Canada Revenue Agency ("CRA"). No assurance can be given that any proposed amendments to the Tax Act or Regulations will be enacted or promulgated in the form proposed, or at all. This summary does not otherwise take into account or anticipate changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein.

        This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to Holders in all circumstances. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, all Holders should consult their own independent tax advisors for advice with respect to the income tax consequences applicable to them having regard to their own particular circumstances. The discussion below is qualified accordingly.

Holders Resident in Canada

        In addition to the comments set out under the heading "General", this portion of the summary is applicable only to Holders who are resident or deemed to be resident solely in Canada for purposes of the Tax Act (a "Resident Holder" or "Resident Holders").

        Certain Resident Holders whose Falconbridge Shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Falconbridge Shares and every "Canadian security" (as defined in the Tax Act) owned by them in the taxation year of the election and in all subsequent taxation years deemed to be a capital property.

Resident Holders Accepting the Offer

        A Resident Holder who exchanges Falconbridge Shares for Noranda Shares pursuant to the Offer will (unless the Resident Holder chooses otherwise, as described below) be deemed to have disposed of such Falconbridge Shares for proceeds of disposition equal to the Resident Holder's adjusted cost base thereof, and will also be deemed to acquire the Noranda Shares received in exchange for the Falconbridge Shares at a cost equal to that amount. The Resident Holder will recognize no capital gain or loss in respect of the exchange, and no election form under the Tax Act is required to be filed for this purpose. The cost of the Noranda Shares so acquired must be averaged with the adjusted cost base of all other Noranda Shares then owned by the Resident Holder.

        Under the current administrative and assessing practice of the CRA, a Resident Holder who receives cash in an amount that does not exceed Cdn.$200 in lieu of a fraction of a Noranda Share pursuant to the Offer may ignore the computation of any gain or loss on the disposition of the fractional share and reduce the adjusted cost base of the Noranda Shares received on the exchange by the amount of such cash. A Resident Holder may alternatively include the capital gain or loss arising on the disposition of the fractional share in the computation of the Resident Holder's income.

        Notwithstanding the foregoing, a Resident Holder who exchanges Falconbridge Shares for Noranda Shares pursuant to the Offer may, if the Resident Holder so chooses, recognize all (but not less than all) of a capital gain or a capital loss in respect of such disposition of Falconbridge Shares by reporting a capital gain or loss in the Resident Holder's income tax return for the taxation year during which the disposition occurs. Such capital gain (or capital loss) will be equal to the amount by which the fair market value of the Noranda Shares received exceeds (or is exceeded by) the aggregate of the adjusted cost base of the Resident Holder's Falconbridge Shares so exchanged and any reasonable costs of disposition. In such circumstances, the cost of the Noranda Shares so acquired will be the fair market value thereof as at the time of acquisition, subject to the averaging rules referred to above. One-half of any capital gain so realized must be included as a taxable capital gain in computing the Resident Holder's income in such year, and one-half of any such capital loss may be deducted as an allowable capital loss against taxable capital gains realized by the Resident Holder in the year. An allowable capital loss in excess of taxable capital gains for the year of disposition generally may be carried back and deducted against net taxable capital gains for any of the three preceding years or carried forward and deducted against net taxable capital gains in any subsequent year (in accordance with and subject to the rules contained in the Tax Act). Capital gains realized by an individual (including most trusts) may give rise to a liability for alternative minimum tax. A "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional 6 2/3% refundable tax on any taxable capital gains. The amount of any capital loss realized by a Resident Holder may, in certain circumstances, be reduced by the amount of dividends, if any, previously received or deemed to have been received on Falconbridge Shares to the extent and in the circumstances described in the Tax Act.

Shares Not Deposited by Resident Holders

        (a)   Subsequent Acquisition Transaction

        As described in Section 5 of the Circular, "Acquisition of Shares Not Deposited", if Noranda does not acquire all of the Falconbridge Shares pursuant to the Offer, Noranda may propose other means of acquiring the remaining issued and outstanding Falconbridge Shares. It is Noranda's current intention that the consideration offered under any Subsequent Acquisition Transaction would be the same as the consideration offered under the Offer. Noranda may propose to carry out a Subsequent Acquisition Transaction by means of an amalgamation, statutory arrangement, consolidation, capital reorganization or other transaction, the tax consequences of which to a Resident Holder would depend upon the nature of the particular transaction undertaken and may be substantially the same as, or materially different from, those described above. Such tax consequences may include a capital gain or capital loss, as discussed above, a deemed dividend or both.

        In the case of a Resident Holder who is an individual (other than certain trusts), any dividends received or deemed to be received in connection with a Subsequent Acquisition Transaction will be included in computing income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from a taxable Canadian corporation.

        In the case of a Resident Holder who is a corporation, any dividends received or deemed to be received in connection with a Subsequent Acquisition Transaction will be included in computing income and normally will also be deductible in computing such corporation's taxable income. It is possible that in certain circumstances such dividend or deemed dividend may be treated as proceeds of disposition of the Falconbridge Shares for the purpose of computing such corporation's capital gain and not as a dividend. A Resident Holder that is a "private corporation" or a "subject corporation" (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received, or deemed to be received, in connection with a Subsequent Acquisition Transaction to the extent that such dividends are deductible in computing such corporation's taxable income.

        If the Subsequent Acquisition Transaction is carried out by means of an amalgamation, under the current administrative practice of the CRA, Resident Holders who exercise a right of dissent in respect of such an amalgamation should be considered to have disposed of their Falconbridge Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Holder for such Falconbridge Shares, other than interest awarded by the court. Because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting Resident Holder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Resident Holders should consult with their tax advisors in this regard. Interest awarded by a court would be included in computing the Resident Holder's income.

        Resident Holders should consult their own tax advisors for advice with respect to all income tax consequences to them of having their Falconbridge Shares acquired pursuant to a Subsequent Acquisition Transaction.

        (b)   Potential Delisting

        As described under Section 13 of the Circular, "Effect of the Offer on the Market for and Listing of Falconbridge Shares", Falconbridge Shares may be delisted from the TSX. In certain circumstances, a delisting could adversely affect a Resident Holder that is a trust governed by a registered retirement savings plan (or other deferred income plan) by subjecting such holder to certain taxes and penalizing provisions under the Tax Act, and Resident Holders who may be so affected should consult with their own tax advisors in this regard.

Holding and Disposing of Noranda Shares

        In the case of a Resident Holder who is an individual (other than certain trusts), dividends received or deemed to be received on Noranda Shares will be included in computing the Resident Holder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from a taxable Canadian corporation. In the case of a Resident Holder who is a corporation, dividends received or deemed to be received will be included in income and normally will also be deductible in computing its taxable income. A Resident Holder that is a "private corporation" or a "subject corporation" (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on Noranda Shares to the extent such dividends are deductible in computing such corporation's taxable income.

        A disposition or deemed disposition of Noranda Shares by a Resident Holder will generally give rise to a capital gain or capital loss that would be subject to the tax treatment described above under "Resident Holders Accepting the Offer".

Holders Not Resident in Canada

        In addition to the comments set out under the heading "General", this portion of the summary is applicable to Holders who, at all relevant times for purposes of the Tax Act, (i) have not been and are not resident in Canada or deemed to be resident in Canada, (ii) do not use or hold and are not deemed to use or hold their Falconbridge Shares in carrying on a business in Canada and (iii) are not a "foreign affiliate" (as defined in the Tax Act) of a Person resident or deemed to be resident in Canada for purposes of the Tax Act at the end of the taxation year of the Holder (a "Non-Resident Holder" or "Non-Resident Holders").

Non-Resident Holders Accepting the Offer

        A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Falconbridge Shares pursuant to the Offer unless such shares are or are deemed to be "taxable Canadian property" (as defined in the Tax Act) at the time of disposition and the Non-Resident Holder is not afforded any relief under an applicable tax treaty.

        Generally, Falconbridge Shares will not be taxable Canadian property at a particular time provided that such shares are listed on a prescribed stock exchange (which includes the TSX) unless:

  (a)
  at any time during the 60 month period ending at the time of disposition the Non-Resident Holder, Persons not dealing at arm's length with such Non-Resident Holder, or any combination thereof owned 25% or more of the issued shares of any class or series of the capital stock of Falconbridge; or

  (b)
  the Non-Resident Holder's Falconbridge Shares were acquired in certain types of tax deferred exchanges in consideration for property that was itself taxable Canadian property.

        If the Falconbridge Shares are taxable Canadian property to a Non-Resident Holder, the recognition of a capital gain on the disposition of Falconbridge Shares pursuant to the Offer would in general be determined in the manner and subject to the tax treatment described above under "Holders Resident in Canada", subject to any potential exemption from tax under the terms of any applicable income tax treaty between Canada and the country of residence of the Non-Resident Holder. Non-Resident Holders who hold Falconbridge Shares as taxable Canadian property should consult with their own tax advisors. Where Falconbridge Shares are held as taxable Canadian property, Noranda Shares acquired by a Non-Resident Holder in exchange will be deemed to be taxable Canadian property to such Non-Resident Holder, which will be relevant in determining the tax consequences of dispositions or deemed dispositions of Noranda Shares.

Shares Not Deposited by Non-Resident Holders

        (a)   Subsequent Acquisition Transaction

        As described in Section 5 of the Circular, "Acquisition of Securities Not Deposited," if Noranda acquires less than all of the Falconbridge Shares under the Offer, Noranda may propose other means of acquiring the remaining issued and outstanding Falconbridge Shares. It is Noranda's current intention that the consideration offered under any Subsequent Acquisition Transaction would be the same as the consideration offered under the Offer. The tax consequences of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same as, or materially different from, those described above. Such tax consequences may include a capital gain or capital loss, as discussed above, a deemed dividend or both. Dividends paid or deemed to be paid to a Non-Resident Holder would be subject to Canadian withholding tax at a rate of 25%, as would any interest awarded to a Non-Resident Holder by a court in the event a dissent is available and is exercised. This rate may be reduced under the provisions of an applicable income tax treaty.

        Non-Resident Holders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Falconbridge Shares acquired pursuant to a Subsequent Acquisition Transaction, including the special considerations applicable if the Falconbridge Shares are not then listed on a prescribed stock exchange.

        (b)   Potential Delisting

        As described under Section 13 of the Circular, "Effect of the Offer on the Market for and Listing of Falconbridge Shares", Falconbridge Shares may be delisted from the TSX. If the Falconbridge Shares are not listed on a prescribed stock exchange at the time of disposition by a Non-Resident Holder, then notwithstanding any other tax considerations described in the Circular, the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Holder. Non-Resident Holders should consult with their own tax advisors well in advance of any Subsequent Acquisition Transaction in this regard.

Holding and Disposing of Noranda Shares

        Dividends paid or deemed to be paid to a Non-Resident Holder will be subject to non-resident withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty.

        A Non-Resident Holder will generally not be liable to Canadian income tax on a disposition or deemed disposition of Noranda Shares unless the Non-Resident Holder's Noranda Shares are or are deemed to be taxable Canadian property at the relevant time and the Non-Resident Holder is not afforded any relief under an applicable tax treaty.

19.   Certain U.S. Federal Income Tax Considerations

General

        In the opinion of Fried, Frank, Harris, Shriver & Jacobson, LLP, the following summary describes certain of the anticipated principal U.S. federal income tax consequences of exchanging Falconbridge Shares for Noranda Shares pursuant to the Offer or any Subsequent Acquisition Transaction and the ownership and disposition of Noranda Shares received pursuant to the Offer or any Subsequent Acquisition Transaction. It should be noted that, because the nature, timing and prospect of any Subsequent Acquisition Transaction has not yet been determined, the U.S. federal income tax consequences of the exchange of Falconbridge Shares for Noranda Shares pursuant to the Offer or any Subsequent Acquisition Transaction are subject to significant uncertainty. Noranda has not obtained, nor does it intend to obtain, any ruling from the U.S. Internal Revenue Service

("U.S. IRS") concerning any U.S. federal income tax consequences of exchanging Falconbridge Shares for Noranda Shares pursuant to the Offer or any Subsequent Acquisition Transaction or the ownership or disposition of Noranda Shares received pursuant to the Offer or any Subsequent Acquisition Transaction. Accordingly, Noranda can give no assurance that the U.S. IRS will not challenge any of the U.S. federal income tax consequences described herein or that, if challenged, a court would not agree with the U.S. IRS.

        This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as in effect or in existence as of the date of this Circular and all of which may at any time be repealed, revoked or modified or subject to differing interpretation so as to result in U.S. federal income tax consequences different from those discussed below, possibly with retroactive effect. In addition, this summary assumes that the Offer will be completed on the terms and conditions described in the Offer and the Circular without waiver or modification of any such terms or conditions.

        This summary is directed only to beneficial owners of Falconbridge Shares that hold the Falconbridge Shares, and will hold the Noranda Shares received in exchange for the Falconbridge Shares, as capital assets. In addition, this summary does not address all aspects of U.S. federal income taxation that may affect particular beneficial owners of Falconbridge Shares or Noranda Shares in light of their particular circumstances (including potential application of the alternative minimum tax) or that may affect persons subject to special treatment under the U.S. federal income tax laws. Further, this summary also does not address any aspect of U.S. federal tax law, other than the U.S. federal income tax law, or any U.S. state or local tax laws or non-U.S. tax laws.

        For purposes of this summary, a "U.S. person" means (1) an individual citizen or resident of the United States, (2) a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a U.S. court can exercise primary supervision over the trust's administration and one or more "United States persons" (as defined in the Code) are authorized to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a "United States person". As used herein, a "U.S. Holder" includes a beneficial owner of Falconbridge Shares and a beneficial owner of Noranda Shares received in exchange for Falconbridge Shares that is a U.S. person for U.S. federal income tax purposes, and a "Non-U.S. Holder" includes such a beneficial owner that is not a U.S. person for U.S. federal income tax purposes, but excludes, in each case, persons subject to special provisions of the U.S. federal income tax laws, including, without limitation, (i) financial institutions, (ii) insurance companies, (iii) brokers, dealers and traders in stocks, securities or currencies, (iii) entities that are tax-exempt for U.S. federal income tax purposes and retirement plans, individual retirement accounts and tax-deferred accounts, (iv) real estate investment trusts, (v) regulated investment companies, (vi) U.S. persons whose functional currency is not the U.S. dollar, (vii) certain U.S. expatriates, (viii) persons who acquired or will acquire Falconbridge Shares pursuant to exercise of employee stock options or warrants or otherwise as compensation, (ix) persons that currently own or will own Falconbridge Shares or Noranda Shares as part of a hedging, wash sale, integrated, conversion or constructive sale transaction or a straddle or synthetic security, (x) persons that currently own or at any time have owned or will own (directly, indirectly or through attribution) 2% or more by vote or value of the issued and outstanding capital stock (including interests treated as equity for U.S. federal income tax purposes) of Falconbridge or Noranda, and (xi) partnerships, S corporations and other pass-through entities (including any entity or arrangement treated as a partnership or other pass-through entity for U.S federal income tax purposes) and persons that own Noranda Common Shares or Falconbridge Common Shares through a partnership, S corporation or other pass-through entity.

        If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of Falconbridge Shares or Noranda Shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partnership that owns or will own Falconbridge Shares or Noranda Shares, or a partner in such a partnership, you should consult your tax advisor regarding the U.S. federal income tax consequences of exchanging Falconbridge Shares for Noranda Shares pursuant to the Offer or any Subsequent Acquisition Transaction and the ownership and disposition of Noranda Shares received pursuant to the Offer or any Subsequent Acquisition Transaction.

        THIS SUMMARY IS OF A GENERAL NATURE ONLY, IS NOT EXHAUSTIVE OF ALL POSSIBLE U.S. FEDERAL TAX CONSIDERATIONS AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR BENEFICIAL OWNER OF FALCONBRIDGE SHARES OR NORANDA SHARES. EACH BENEFICIAL OWNER OF FALCONBRIDGE SHARES SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF EXCHANGING FALCONBRIDGE SHARES FOR NORANDA SHARES PURSUANT TO THE OFFER OR ANY SUBSEQUENT ACQUISITION TRANSACTION AND THE OWNERSHIP AND DISPOSITION OF THE NORANDA SHARES RECEIVED PURSUANT TO THE OFFER OR ANY SUBSEQUENT ACQUISITION TRANSACTION, INCLUDING THE EFFECTS OF APPLICABLE U.S. FEDERAL, STATE AND LOCAL TAX LAWS AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

U.S. Holders

        The following summary only applies to U.S. Holders (as defined above) and assumes that Falconbridge has not been, and Falconbridge and Noranda currently are not and will not be become in the future, passive foreign investment companies. See "Passive Foreign Investment Company," below. In addition, Noranda currently intends that, and the discussion below under "Consequences of Exchanging Falconbridge Shares" assumes that, the consideration offered under any Subsequent Acquisition Transaction will be the same consideration paid to Falconbridge Shareholders under the Offer.

Consequences of Exchanging Falconbridge Shares

        Although the matter is subject to significant uncertainty because the nature, timing and prospect of any Subsequent Acquisition Transaction has not yet been determined (and subject to the discussion below), the exchange of Falconbridge Shares for Noranda Shares and Canadian dollars in lieu of fractional Noranda Shares (or, in the case of a Dissenting Offeree, solely Canadian dollars) pursuant to the Offer or any Subsequent Acquisition Transaction should be treated as a taxable transaction for U.S. federal income tax purposes. Assuming that the exchange pursuant to the Offer or any Subsequent Acquisition Transaction is properly treated as a taxable transaction for such purposes, a U.S. Holder generally will recognize taxable capital gain or loss in an amount equal to the difference (if any) between (i) the sum of the U.S. dollar fair market value of the Noranda Shares received and the U.S. dollar value of the Canadian dollars received (determined by reference to the exchange rate in effect on the date of the exchange) and (ii) the U.S. Holder's adjusted tax basis in the Falconbridge Shares exchanged determined in U.S. dollars. Gain or loss generally should be computed separately for each block of Falconbridge Shares exchanged by a U.S. Holder. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder's holding period for the Falconbridge Shares exchanged exceeds one year on the date of the exchange and, in the case of certain non-corporate U.S. Holders, such long-term capital gain generally will be subject to a maximum tax rate of 15%. The deductibility of capital losses is subject to limitations. Such capital gain or loss generally will be U.S. source gain or loss for U.S. foreign tax credit purposes.

        A U.S. Holder will have a tax basis in each Noranda Share received equal to its U.S. dollar fair market value on the date of the exchange, and the U.S. Holder's holding period for the Noranda Shares received will begin on the day after the date of the exchange.

        A U.S. Holder will have a tax basis in Canadian dollars received equal to their U.S. dollar value determined based on the exchange rate in effect on the date of the exchange. In general, any gain or loss recognized by a U.S. Holder upon a subsequent disposition of the Canadian dollars (including upon an exchange for U.S. dollars) will be ordinary income or loss and will be U.S. source income or loss for U.S. foreign tax credit purposes.

        As discussed in Section 5 of the Circular, "Acquisition of Shares Not Deposited," Noranda has agreed pursuant to the Support Agreement that if it takes up and exchanges Falconbridge Shares it will enter into a Subsequent Acquisition Transaction to enable Noranda to acquire all Falconbridge Shares not acquired pursuant to the Offer. Any such Subsequent Acquisition Transaction may be a Compulsory Acquisition, an amalgamation, statutory arrangement, consolidation, capital reorganization or other transaction involving Falconbridge and

Noranda or an affiliate of Noranda. The form and timing of any such Subsequent Acquisition Transaction has not yet been determined and will depend upon a number of factors, including the number of Falconbridge Shares acquired pursuant to the Offer. Under certain circumstances, depending upon the form and timing of any such Subsequent Acquisition Transaction and whether the Subsequent Acquisition Transaction can be integrated with the Offer, it is possible that the exchange of Falconbridge Shares for Noranda Shares pursuant to the Offer or such Subsequent Acquisition Transaction could be treated as made pursuant to a reorganization under Section 368(a)(1) of the Code. If the exchange of Falconbridge Shares for Noranda Shares pursuant to the Offer or such Subsequent Acquisition Transaction were so treated, among other consequences, U.S. Holders generally would not recognize any income, gain or loss as a result of the exchange (except with respect to cash received for fractional Noranda Shares). However, the matter is subject to significant uncertainty, and there can be no assurance that reorganization treatment could or would be possible. Further, if Noranda proposes a Subsequent Acquisition Transaction, but cannot promptly obtain any required approval or exemption, Noranda may take other actions to acquire additional Falconbridge Shares and such other actions could eliminate any possibility of reorganization treatment. U.S. Holders should consult their own tax advisors concerning the possibility of, and the U.S. federal income and other tax consequences of, the exchange of Falconbridge Shares for Noranda Shares pursuant to the Offer or a Subsequent Acquisition Transaction being treated as made pursuant to a reorganization under Section 368(a)(1) of the Code.

Distributions on Noranda Shares

        The gross amount of any distribution paid on the Noranda Shares (including amounts withheld to pay Canadian withholding taxes) will be included in a U.S. Holder's gross income as a dividend (fully taxable as ordinary income) when actually or constructively received to the extent paid out of Noranda's current and accumulated earnings and profits ("E&P"). To the extent that the amount of any distribution on the Noranda Shares exceeds Noranda's E&P, such excess will first be treated as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in its Noranda Shares and then as capital gain. The portion, if any, of a distribution that is a tax-free return of capital will reduce the U.S. Holder's tax basis in its Noranda Shares (but not below zero). Noranda does not anticipate that it will determine the amount of its E&P and provide such information to U.S. Holders. It is anticipated that, if U.S. Holders are not able to determine whether any portion of a distribution is not treated as a dividend for U.S. federal income tax purposes, then U.S. Holders likely will be required to treat the full amount of the distribution as a dividend.

        Dividends paid on the Noranda Shares will not be eligible for the dividends-received deduction generally allowed to corporate U.S. Holders. A non-corporate U.S. Holder that satisfies certain minimum holding period and other eligibility requirements may qualify for a 15% or lower rate of U.S. federal income taxation on dividends paid in taxable years beginning before January 1, 2009 if Noranda is a "qualified foreign corporation" for U.S. federal income tax purposes. Noranda generally will be treated as a qualified foreign corporation if (i) Noranda is eligible for benefits under the income tax treaty between the United States and Canada (the "Treaty") or (ii) the Noranda Shares are listed on an established securities market in the United States. As the Noranda Shares currently are listed on the NYSE, and Noranda currently is eligible for benefits under the Treaty, Noranda currently is a qualified foreign corporation for this purpose and Noranda generally expects to be a qualified foreign corporation during all taxable years before 2009. However, no assurance can be given that a change in circumstances will not affect Noranda's treatment as a qualified foreign corporation for U.S. federal income tax purposes in any taxable year. Non-corporate U.S. Holders should consult their own tax advisors concerning whether dividends received by them on the Noranda Shares qualify for the reduced rate of tax.

        A U.S. Holder will include in its gross income any dividend paid in Canadian dollars in an amount equal to U.S. dollar value of the Canadian dollars, calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received, regardless of whether the dividend payment is actually converted into U.S. dollars. A U.S. Holder will have a tax basis in any Canadian dollars distributed by Noranda equal to the U.S. dollar value of the Canadian dollars on the date they are actually or constructively received by the U.S. Holder. In general, any gain or loss resulting from currency exchange rate fluctuations during the period from the date the distribution is actually or constructively received to the date the payment is converted into U.S. dollars (or the Canadian dollars are otherwise disposed of) will be treated as ordinary income or loss and will be U.S. source income or loss for U.S. foreign tax credit purposes.

        For taxable years beginning before December 31, 2006, dividends paid by Noranda generally will be foreign source passive income or, with respect to certain U.S. Holders, foreign source financial services income, for U.S. foreign tax credit purposes. However, under recently enacted legislation, for taxable years beginning after December 31, 2006, dividends paid by Noranda that constitute "financial services" income generally will be considered foreign source "general category" income, along with other foreign source income that is not passive income, for U.S. foreign tax credit purposes. Subject to certain limitations, a U.S. Holder may be eligible to claim Canadian income tax withheld from distributions on the Noranda Shares as a credit or deduction for purposes of computing its U.S. federal income tax liability. The calculation and timing of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions, involves the application of complex rules that depend on a U.S. Holder's particular circumstances. In this regard, special rules apply in determining the foreign tax credit limitation with respect to dividends received by non-corporate U.S. Holders that are subject to U.S. federal income taxation at the reduced rate (discussed above), and foreign tax credits generally are not allowed with respect to certain short-term or hedged positions in stock. Furthermore, the portion of a distribution, if any, that is not treated as a dividend will not be foreign source income and a U.S. Holder would not be able to use a foreign tax credit arising from any withholding of Canadian income tax imposed on such portion unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other foreign source income in the appropriate category for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such a credit or deduction.

Sale or Exchange of Noranda Shares

        Upon a taxable sale or exchange of Noranda Shares, a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes equal to the difference (if any) between the U.S. dollar value of the amount realized on the sale or exchange (determined by reference to the exchange rate in effect on the date of the sale or exchange or, if the Noranda Shares are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the exchange rate in effect on the settlement date) and the U.S. Holder's adjusted tax basis in the Noranda Shares determined in U.S. dollars. This gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. Holder's holding period in the Noranda Shares exceeds one year at the time of the sale or exchange. Any gain or loss will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisor regarding the U.S. federal income tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals and certain other non-corporate U.S. Holders, and capital losses, the deductibility of which is subject to limitations.

        U.S. Holders that receive Canadian dollars upon the disposition of the Noranda Shares will have a tax basis in such Canadian dollars equal to their U.S. dollar value generally as determined above. In general, any gain or loss realized upon a subsequent disposition of the Canadian dollars (including upon an exchange for U.S. dollars) will be ordinary income or loss and will be U.S. source income or loss for U.S. foreign tax credit purposes.

Reporting Requirement

        A U.S. Holder may be required to report a disposition of Canadian dollars on IRS Form 8886 (Reportable Transaction Disclosure Statement) if the U.S. Holder recognizes a loss on the disposition that exceeds US$50,000 in a single taxable year from a single transaction, if such U.S. Holder is an individual or trust, or higher amounts for other U.S. Holders. U.S. Holders are advised to consult their tax advisors in this regard.

Passive Foreign Investment Company

        In general, a foreign corporation is a "passive foreign investment company" ("PFIC") for any taxable year in which either (i) 75% or more of its gross income consists of passive income, or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. In very general terms, passive income for this purpose includes (among other types of income and gains) dividends, interest, the excess of gains over losses from certain types of transactions in commodities and certain types of rents and royalties. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation generally is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation's income. Special rules apply to shares held by US corporate subsidiaries of foreign corporations.

        U.S. Holders should be aware that Noranda reasonably believes that it should not currently be a PFIC and reasonably expects that it should not become a PFIC in future taxable years. However, there can be no assurance in this regard. In particular, because Noranda's PFIC status must be determined on an annual basis based on the composition of its assets and income during a taxable year, there can be no assurance that Noranda will not be considered a PFIC for any future taxable year. Further, Noranda has been advised by Falconbridge that Falconbridge reasonably believes that it should not have been in the past and should not currently be a PFIC. However, there can be no assurances in this regard. If either Noranda or Falconbridge were determined to be a PFIC, either currently, in the past in the case of Falconbridge, or in the future in the case of Noranda, certain adverse consequences could apply to U.S. Holders. The PFIC rules are extremely complex and certain aspects of their application are not free from doubt. Accordingly, each U.S. Holder should consult its own tax advisor regarding Noranda's and Falconbridge's status as a PFIC for the current taxable year and, in the case of Falconbridge in prior taxable years, and in the case of Noranda, in future taxable years, any adverse tax consequences to such U.S. Holder of Noranda and/or Falconbridge having been, being or becoming a PFIC, and the eligibility, manner and advisability of making certain elections that may mitigate such adverse tax consequences.

Non-U.S. Holders

Consequences of Exchanging Falconbridge Shares

        Assuming that the exchange pursuant to the Offer or any Subsequent Acquisition Transaction is properly treated as a taxable transaction for U.S. federal income tax purposes (see the discussion above under "U.S. Holders — Consequences of Exchanging Falconbridge Shares"), a Non-U.S. Holder generally will not recognize any gain for U.S. federal income tax purposes upon the receipt of Noranda Shares in the exchange unless (i) the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States, or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of the exchange and meets other certain requirements.

Consequences of Ownership and Disposition of Noranda Shares

        A Non-U.S. Holder generally will not recognize any income or gain for U.S. federal income tax purposes upon the receipt of a distribution on the Noranda Shares or the taxable sale or exchange of Noranda Shares unless (i) the distribution or gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States or (ii) in the case of gain, the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of sale or exchange and meets certain other requirements.

Backup Withholding

        In general, backup withholding at a rate of 28% (which rate will increase to 31% for taxable years beginning on or after January 1, 2011) may apply to the exchange of Falconbridge Shares for Noranda Shares pursuant to the Offer or a Subsequent Acquisition Transaction by, or to payments of dividends on the Noranda Shares and payments of the proceeds of the sale or other disposition of the Noranda Shares to, a U.S. Holder or Non-U.S. Holder that fails to provide a correct taxpayer identification number (if required) or otherwise to comply with applicable certification requirements of the backup withholding rules (if required).

        Backup withholding is not an additional tax and may be allowed as a refund or a credit against a U.S. Holder's or Non-U.S. Holder's U.S. federal income tax liability, provided that the required information is provided to the U.S. IRS. U.S. Holders and Non-U.S. Holders should consult their own tax advisors regarding application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding.

20.   Eligibility for Investment

        In the opinion of McCarthy Tétrault LLP, counsel for Noranda, as of the date hereof, Noranda Shares are qualified investments for the purposes of the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans within the meaning of the Tax Act. In the opinion of such counsel, based in part on a certificate of an officer of Noranda as to certain factual matters, Noranda Shares are not, as of the date hereof, "foreign property" for the purposes of the tax imposed under Part XI of the Tax Act. The February 23, 2005 federal budget proposes that foreign property rules be repealed effective for months ending in 2005 and subsequent years. This proposal is reflected in a Notice of Ways and Means Motion dated March 21, 2005.

21.   Depositary

        Noranda has appointed CIBC Mellon Trust Company to act as Depositary for: (i) the receipt of certificates representing Falconbridge Shares and related Letters of Transmittal deposited under the Offer; (ii) the receipt of certificates for Falconbridge Shares delivered pursuant to the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Procedure for Depositing Falconbridge Shares"; (iii) the receipt from Noranda of certificates representing Noranda Shares to be exchanged and cash to be paid in consideration for the Falconbridge Shares exchanged by Noranda under the Offer, as agent for the depositing Shareholders; and (iv) the transmittal of such certificates and cash representing fractional Noranda Shares to the depositing Shareholders, as agent for the depositing Shareholders. The Depositary may, but will be under no obligation to, contact Shareholders by mail, telephone or facsimile and may request brokers, dealers and other nominee Shareholders to forward materials relating to the Offer to beneficial owners. The Depositary is not an affiliate of Noranda. The Depositary will receive reasonable and customary compensation from Noranda for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

22.   Dealer Manager and Soliciting Dealer Group

        Noranda has engaged the services of CIBC World Markets Inc. as Dealer Manager in Canada to solicit acceptances of the Offer. The Dealer Manager will be reimbursed by Noranda for its reasonable out-of-pocket expenses. In addition, the Dealer Manager will be indemnified against certain liabilities, including liabilities under securities laws, in connection with the Offer. Since March 2004, Noranda has been working with CIBC World Markets Inc. as its financial adviser in respect of various strategic alternatives, including its combination with Falconbridge.

        CIBC World Markets Inc. intends to form a soliciting dealer group (the "Soliciting Dealer Group") comprised of members of the Investment Dealers Association of Canada to solicit acceptances of the Offer from persons who are not resident in the United States and CIBC World Markets Corp. has the right to appoint sub-agents who are registered under applicable United States securities laws to solicit acceptances of the Offer from persons who are resident in the United States. Each member of the Soliciting Dealer Group, including the Dealer Manager, is referred to herein as a "Soliciting Dealer". Noranda has agreed to pay to each Soliciting Dealer whose name appears in the appropriate space in the Letter of Transmittal a fee of Cdn.$0.20 for each Falconbridge Share deposited and taken up by Noranda under the Offer. The aggregate amount payable to a Soliciting Dealer with respect to any single depositing Shareholder will be not less than Cdn.$85 and not more than Cdn.$1,500, provided that at least 300 Falconbridge Shares are deposited per beneficial Falconbridge Shareholder. Where Falconbridge Shares deposited and registered in a single name are beneficially owned by more than one person, the foregoing minimum and maximum amounts will be applied separately in respect of each such beneficial owner. Noranda may require the Soliciting Dealers to furnish evidence of beneficial ownership satisfactory to Noranda at the time of deposit.

        Except as set forth above, Noranda will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Falconbridge Shares pursuant to the Offer. No fee or commission will be payable by Falconbridge Shareholders who transmit their Falconbridge Shares directly to the Depositary or who make use of the facilities of a Soliciting Dealer to the Offer.

23.   Offerees' Statutory Rights

        Securities legislation in certain of the provinces and territories of Canada provides Falconbridge Shareholders with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Falconbridge Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

24.   Directors' Approval

        The contents of the Offer and Circular have been approved and the sending of the Offer and Circular thereof to the Falconbridge Shareholders has been authorized by the Board of Directors.

25.   Expenses of the Offer

        The expenses relating to the Offer and the Issuer Bid, including depositary, solicitation and printing expenses and expenses for financial, legal and accounting advice, are estimated in the aggregate to be $20 million.

APPROVAL AND CERTIFICATE OF NORANDA

        The contents of the Offer and Circular have been approved by, and the sending thereof to the Shareholders has been authorized by, the Board of Directors of Noranda. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. For the purpose of the Province of Québec, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.

Dated: March 24, 2005.

By: (Signed) DEREK G. PANNELL Chief Executive Officer	By: (Signed) STEVEN DOUGLAS Chief Financial Officer
By: (Signed) DAVID W. KERR Director	By: (Signed) JAMES W. MCCUTCHEON Director

CONSENTS

To the Directors of

        NORANDA INC. ("Noranda")

        We have read the Circular of Noranda Inc. ("Noranda") dated March 24, 2005 relating to the Offer by Noranda to purchase all of the outstanding common shares of Falconbridge Limited not already owned by Noranda and its affiliates. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the Circular of our report to the shareholders of Noranda on the consolidated balance sheets of Noranda as at December 31, 2004 and 2003 and the consolidated statements of income (loss), retained earnings (deficit) and cash flows for each of the years in the two year period ended December 31, 2004. Our report is dated February 3, 2005.

Toronto, Canada	(Signed) ERNST & YOUNG LLP
March 24, 2005	Chartered Accountants

To the Directors of

        NORANDA INC. ("Noranda")

        We hereby consent to the inclusion of our name in the sections titled "Certain Canadian Federal Income Tax Considerations" and "Eligibility for Investment" in the Offer and Circular dated March 24, 2005 made by Noranda Inc. to the holders of common shares of Falconbridge Limited and the reference to our opinion contained therein.

March 24, 2005	(Signed) MCCARTHY TÉTRAULT LLP

To the Directors of

        NORANDA INC. ("Noranda")

        We hereby consent to the inclusion of our name in the section titled "Certain U.S. Federal Income Tax Considerations" in the Offer and Circular dated March 24, 2005 made by Noranda Inc. to the holders of common shares of Falconbridge Limited and the reference to our opinion contained therein.

March 24, 2005	(Signed) FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP

To the Directors of

        NORANDA INC. ("Noranda")

        We refer to the formal valuation and fairness opinion of our firm dated March 8, 2005, which we prepared for the Special Committee of the Board of Directors of Falconbridge Limited in connection with its consideration of the proposed offer by Noranda Inc. for all of the common shares of Falconbridge Limited not already owned by Noranda and its affiliates. We consent to the filing of the formal valuation and fairness opinion with the Ontario Securities Commission and in the inclusion of a summary of the text of the formal valuation and fairness opinion and the formal valuation and fairness opinion in this document.

March 24, 2005	(Signed) TD SECURITIES INC.

Annex "A"

INFORMATION CONCERNING NORANDA

Documents Incorporated by Reference

        The following documents of Noranda, copies of which can he found at www.sedar.com are specifically incorporated by reference into the Circular:

  (a)
  the Annual Information Form of Noranda dated March 17, 2005 for the fiscal year ended December 31, 2004;

  (b)
  the audited consolidated financial statements of Noranda, including notes thereto, as at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, together with the auditors' report thereon;

  (c)
  management's discussion and analysis of financial condition and results of operations of Noranda for the fiscal year ended December 31, 2004;

  (d)
  the Management Information Circular (Proxy Statement) of Noranda dated March 17, 2005 distributed in connection with the annual general and special meeting of shareholders to be held on April 26, 2005 (excluding the sections entitled "Performance Graphs," "Report of the Compensation and Nominating Committee on Compensation of Executive Officers and Others" and "Corporate Governance and Committees"); and

  (e)
  the material change report of Noranda dated March 10, 2005 relating to the Offer and the Issuer Bid.

        Any documents of Noranda of the type referred to above (excluding confidential material change reports) together with any material change reports filed with a securities commission or similar regulatory authority in Canada on or after the date of the Offer and Circular and prior to the Expiry Time will be deemed to be incorporated by reference into the Circular.

        Any statement related to Noranda contained in the Offer and Circular or in a document of Noranda incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for the purposes of the Offer and Circular, to the extent that a statement related to Noranda contained in the Offer and Circular, or in any other subsequently filed Noranda document that also is or is deemed to be incorporated by reference in the Offer and Circular, modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Offer and Circular.

Available Information for U.S. Shareholders

        Noranda has filed with the SEC a Registration Statement on Form F-8 under the U.S. Securities Act, which covers the Noranda Shares to be issued in connection with the Offer. The Offer and Circular does not contain all of the information set forth in the Registration Statement. Reference is made to the Registration Statement and the exhibits thereto for further information.

        Noranda is subject to the information requirements of the U.S. Exchange Act and in accordance with the U.S. Exchange Act files reports and other information with SEC. Under a multijurisdictional disclosure system adopted by the United States, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. In addition, Noranda is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Noranda's U.S. Exchange Act reports and other information filed with the SEC may be inspected and copied at the public reference facilities maintained by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operations and location of the public reference facilities of the SEC. Copies of the material Noranda files with the SEC may be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that Noranda files or furnishes electronically.

Documents Filed as Part of the Registration Statement

        The following documents have been filed with the SEC as part of the Registration Statement on Form S-8: the documents listed under "Documents Incorporated by Reference" on this Annex A, the Support Agreement, the consent of Ernst & Young LLP, the consent of McCarthy Tétrault LLP, the consent of Fried, Frank, Harris, Shriver & Jacobson LLP, the consent of TD Securities Inc., and powers of attorney.

Authorized and Outstanding Share Capital

        The authorized share capital of Noranda currently consists of an unlimited number of Noranda Shares, an unlimited number of Preferred Shares, issuable in series and an unlimited number of participating shares, issuable in series. As at March 21, 2005, 297,323,034 Noranda Shares, 3,246,000 Preferred Shares, Series F, 8,754,000 Preferred Shares, Series G and 6,000,000 Preferred Shares, Series H were issued and outstanding. At Noranda's annual and special meeting scheduled for April 26, 2005, Noranda will seek shareholder approval for an amendment to its authorized capital to create an unlimited amount of Junior Preference Shares, issuable in series. See Section 3 of the Circular, "Background to the Offer — Issuer Bid".

        The holders of Noranda Shares are entitled to receive notice of any meeting of shareholders of Noranda and to attend and vote on matters brought before the meeting, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote. Each Noranda Share entitles its holder to one vote at meetings at which they are entitled to attend and vote. The holders of Noranda Shares are entitled to receive on a pro rata basis such dividends as the Board of Directors of Noranda may declare out of funds legally available for the payment of dividends. In the event of the dissolution, liquidation, winding-up or other distribution of the assets of Noranda, holders of Noranda Shares are entitled to receive on a pro rata basis all of the assets of Noranda remaining after payment of all of Noranda's liabilities and subject to the prior rights attached to the preferred shares of Noranda to receive a return of capital and unpaid dividends. The Noranda Shares carry no pre-emptive or conversion rights.

        Assuming that all of the Falconbridge Shares that were issued and outstanding as at March 21, 2005 are tendered, and all Falconbridge Shares issuable upon exercise of vested Falconbridge Options that were outstanding on March 21, 2005 are exercised and tendered to the Offer and that Noranda takes up and pays for such Falconbridge Shares under the Offer, Noranda will issue an additional 132,691,749 Noranda Shares (excluding any fractional Noranda Shares).

        The terms and conditions attaching to the Preferred Shares, Series F, G and H are contained in Noranda's Annual Information Form dated March 21, 2005, incorporated by reference in the Circular, and the terms and conditions of the new preferred shares to be issued in connection with the Issuer Bid are contained in "Annex "E" — Terms of New Preferred Shares".

Price Range and Trading Volumes of Noranda Shares

        The Noranda Shares are listed and posted for trading on the NYSE and the TSX under the symbol "NRD".

        The following table sets forth, for the periods indicated, the reported high and low prices and the average daily volume of trading of the Noranda Shares on the TSX and the NYSE:

	TSX			NYSE
Calendar Period	High	Low	Average Daily Volume	High	Low	Average Daily Volume
	(Cdn. $)	(Cdn. $)		($)	($)
2003
1st Quarter	16.60	11.77	567,750	10.81	8.00	16,044
2nd Quarter	13.38	11.69	560,888	9.98	8.05	19,383
3rd Quarter	14.63	12.25	988,766	10.71	8.90	37,116
4th Quarter	21.25	13.92	1,231,030	16.25	10.30	73,988
2004
1st Quarter	23.97	18.61	1,407,781	18.32	13.98	104,610
2nd Quarter	24.99	19.25	1,236,958	18.87	13.90	113,173
3rd Quarter	24.61	20.57	955,064	18.70	15.57	92,366
4th Quarter	22.22	19.96	1,092,190	18.17	16.05	105,103
2005
January 1 to March 21	25.31	19.83	1,923,031	20.99	16.27	224,400

        Noranda announced the Offer on March 9, 2005. On March 7, 2005, the last full trading day prior to the announcement of the Offer, the closing price of the Noranda Shares on the TSX and the NYSE was Cdn.$22.81 and $18.60, respectively. The volume weighted average trading price of the Noranda Shares on the TSX and the NYSE for the 20 trading days ending on March 7, 2005 was Cdn.$22.54, and $18.21, respectively.

Annex "B"

INFORMATION CONCERNING FALCONBRIDGE

Overview

        Falconbridge is engaged in the exploration, development, mining, processing and marketing of metals and minerals. Falconbridge is also engaged in the custom feed business through the processing and recycling of third-party materials. Falconbridge has mining and mineral processing facilities in Canada (Sudbury Operations, Raglan, Kidd Creek Operations), Norway (Nikkelverk), the Dominican Republic (Falcondo) and Chile (Collahuasi and Lomas Bayas).

        Falconbridge's principal products are nickel, ferronickel, copper, zinc and cobalt. Other products include silver, gold, platinum group metals, cadmium, indium and sulphuric acid. Falconbridge markets and sells nickel and cobalt and certain other products through marketing and sales offices in Canada, the United States, Belgium and Japan. Noranda acts as sales agent for all products from the Kidd Creek Operations. Falconbridge markets copper concentrate and cathode from the Chilean operations through a marketing group in Santiago, Chile to customers around the world. In 2003, approximately 49% of Falconbridge's revenues were from sales of nickel and ferronickel, 33% from sales of copper, 5% from sales of zinc, 3% from sales of cobalt and 10% from sales of other products.

Authorized and Outstanding Share Capital

        Falconbridge is authorized to issue an unlimited number of Falconbridge Shares, an unlimited number of Preferred Shares, issuable in series, of which 8,000,000 Cumulative Preferred Shares Series 1, 8,000,000 Cumulative Preferred Shares Series 2 and 8,000,000 Cumulative Preferred Shares Series 3 have been authorized. As of March 21, 2005, Noranda has been advised that 180,602,198 Falconbridge Shares (excluding Falconbridge Shares issuable upon the exercise of outstanding Falconbridge Options), 89,835 Cumulative Preferred Shares Series 1, 4,787,283 Cumulative Preferred Shares Series 2 and 3,122,882 Cumulative Preferred Shares Series 3 were issued and outstanding. As at March 21, 2005, Falconbridge Options to acquire up to a maximum of 1,133,843 Falconbridge Shares were outstanding.

        Each Falconbridge Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only holders of another class or series of shares are entitled to vote. Each Falconbridge Share entitles the holder thereof to receive any dividends declared by the directors of Falconbridge and the remaining property of Falconbridge upon dissolution.

B-1

Price Range and Trading Volume of Falconbridge Shares

        The Falconbridge Shares are listed and posted for trading on the TSX under the symbol "FL". The following table sets forth, for the periods indicated, the reported high and low sale prices and the average daily volume of trading of the Falconbridge Shares on the TSX:

Calendar Period	High	Low	Average Daily Volume
	(Cdn. $)	(Cdn. $)
2003
1st Quarter	17.85	15.50	411,195
2nd Quarter	18.87	15.40	278,451
3rd Quarter	22.72	17.60	384,103
4th Quarter	31.58	22.30	468,203
2004
1st Quarter	37.01	29.45	706,224
2nd Quarter	35.25	28.35	526,941
3rd Quarter	33.85	28.35	352,486
4th Quarter	34.15	28.35	360,331
2005
January 1 to March 21	45.15	28.45	927,959

        Noranda and Falconbridge announced the Offer on March 9, 2005. On March 7, 2005, the last full trading day prior to the announcement of the Offer, the closing price of the Falconbridge Shares on the TSX was Cdn.$36.85. The volume weighted average trading price of the Falconbridge Shares on the TSX for the 20 trading days ending on March 7, 2005 was Cdn.$34.67.

B-2

Annex "C"

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF NORANDA INC.

INDEX TO FINANCIAL STATEMENTS

COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of Noranda Inc.

        We have read the accompanying unaudited pro forma consolidated balance sheet of Noranda Inc. (the "Company") as at December 31, 2004 and the unaudited pro forma consolidated statement of operations for the year then ended, and have performed the following procedures.

  1.
  Compared the figures in the columns captioned "Noranda Inc." to the audited consolidated financial statements of the Company as at and for the year ended December 31, 2004, and found them to be in agreement.

  2.
  Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

  a)
  the basis for determination of the pro forma adjustments; and

  b)
  whether the pro forma consolidated financial statements comply as to form in all materials respects with Canadian securities legislation.

    The officials:

    a)
    described to us the basis for determination of the pro forma adjustments; and

    b)
    stated that the pro forma consolidated financial statements comply as to form in all material respects with Canadian securities legislation.

  3.
  Read the notes to the pro forma consolidated financial statements and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

  4.
  Recalculated the application of the pro forma adjustments to the amounts in the columns captioned "Noranda Inc." as at and for the year ended December 31, 2004, and found the amounts in the columns captioned "Proforma" to be arithmetically correct.

        A pro forma financial statement is based on management assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Toronto, Canada,	ERNST & YOUNG LLP
March 24, 2005	Chartered Accountants

NORANDA INC.

PRO FORMA CONSOLIDATED BALANCE SHEET

Year ended December 31, 2004
(unaudited)
(millions of US dollars)

	Noranda Inc.	Issuer Bid	Falconbridge Offer		Pro forma
		(note 2)	(note 2)
ASSETS
Cash and cash equivalents	884	—	—		884
Accounts receivable	931	—	16	b	947
Metals and other inventories	1,436	—	59	b	1,495

Current assets	3,251	—	75		3,326

Operating capital assets	4,870	—	1,363	b	6,233
Development projects	1,166	—	908	b	2,074
Investments and other assets	324	—	(53)	b	271

	9,611	—	2,293		11,904

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts and taxes payable	1,248	—	—		1,248
Debt due within one year	570	—	2	b	572

Current liabilities	1,818	—	2		1,820

Long-term debt	2,638	89	—	f	2,727
Preferred shares	—	1,250	—	a,f	1,250

	2,638	1,339	—		3,977

Future income taxes	304	—	657	b,i	961
Asset retirement obligation, pension and other provisions	595	—	100	b	695
Shareholders' interests
Interests of other shareholders	1,197	—	(1,006)	b	191
Shareholders' equity
Convertible debentures	89	(89)	—	f	—
Capital stock — preferred	295	—	—		295
Capital stock — common, retained earnings, currency translation adjustment	2,675	(1,250)	2,540	a,b,f	3,965

Total Shareholders' equity	3,059	(1,339)	2,540		4,260

	9,611	—	2,293		11,904

(See accompanying notes)

NORANDA INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31, 2004
(unaudited)
(millions of US dollars, except per share amounts)

	Noranda Inc.	Issuer Bid	Falconbridge Offer		2004 Pro forma
		(note 2)	(note 2)
Revenues	6,978	—	—		6,978

	6,978	—	—		6,978

Operating expenses
Cost of operations	2,094	—	21	c,d	2,115
Purchased raw materials	3,005	—	—		3,005
Depreciation, amortization and accretion	499	—	46	e	545

Total operating expenses	5,598	—	67		5,665

Income generated by operating assets	1,380	—	(67)		1,313

Interest expense, net	119	83	(2)	f,g	200
Corporate and general adminstration	66	—	—		66
Research, development and exploration	47	—	—		47
Minority interest in earnings in subsidiaries	297	—	(274)	h	23

	529	83	(276)		336

Income before undernoted	851	(83)	209		977

Gain net of restructuring costs and other	(33)	—	—		(33)
Tax expense (recovery)	333	(2)	(27)	i	304

Net income	551	(81)	236		706

Basic earnings per share	$1.78				$1.88
Diluted earnings per share	$1.75				$1.84

(See accompanying notes)

NORANDA INC.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
(unaudited)
(millions of US dollars, except per share amounts)

1.     BASIS OF PRESENTATION

  The unaudited pro forma consolidated financial statements of Noranda Inc. ("Noranda") have been prepared in accordance with Canadian generally accepted accounting principles for inclusion in (i) the Offer to Exchange and Circular of Noranda dated March XX, 2005 relating to Noranda's offer to purchase (the "Issuer Bid") up to 63.4 million of its common shares in exchange for up to 50 million junior preference shares of Noranda with an aggregate stated value of $1,250, and (ii) the Offer to Purchase and Circular dated March XX, 2005 relating to Noranda's offer to purchase (the "Falconbridge Offer") all of the outstanding common shares of Falconbridge Limited ("Falconbridge") not already owned by Noranda or its affiliates (the "Falconbridge Offer"). These unaudited pro forma financial statements should be read in conjunction with the audited financial statements of Noranda as at and for the year ended December 31, 2004, including the related notes thereto.

  These unaudited pro forma consolidated financial statements are not intended to reflect the financial position and results of operations which would have actually resulted had the transactions and other adjustments been effected on the dates indicated. Further, the pro forma results of operations are not necessarily indicative of the results of operations that may be obtained by the Noranda in the future.

  The junior preference shares will consist of:

  (a)
  20 million Series 1 Shares, the holders of which are entitled to receive fixed preferential cumulative cash dividends, if, and when declared by the Board of Directors of Noranda, in an amount equal to $1.50 per share, per annum, payable quarterly on the last day of March, June, September and December of each year. The Series 1 Shares (a) are redeemable, in cash, by Noranda at any time on at least 30 and not more than 60 days prior notice, on or before June 30, 2008 at $25.25 per share plus all accrued and unpaid dividends and thereafter at $25.00 per share plus all accrued and unpaid dividends, and (b) must be redeemed by the Corporation on the date (the "Series 1 Final Redemption Date") that is five years plus one day from the date of the issue of the Series 1 Shares at $25.00 per share plus accrued and unpaid dividends thereon.

  (b)
  20 million Series 2 Shares, the holders of which are, until June 30, 2010, entitled to receive fixed preferential cumulative cash dividends, if, and when declared by the Board of Directors of Noranda, in an amount equal to $1.5625 per share, per annum, payable quarterly on the last day of March, June, September and December of each year. From June 30, 2010 until June 30, 2012, holders of Series 2 Shares will be entitled to fixed preferential cumulative cash dividends at a rate per annum equal to the greater of (i) 6.25%; and (ii) a rate equal to 2.05% over the seven year US treasury bond yield, at the commencement of such subsequent fixed rate period. The Series 2 Shares (a) are redeemable, in cash, by Noranda at any time on at least 30 and not more than 60 days prior notice, on or before June 30, 2010 at $25.25 per share plus all accrued and unpaid dividends and thereafter until June 30, 2012 (the "Series 2 Final Redemption Date") at $25.00 per share plus all accrued and unpaid dividends thereon and (b) must be redeemed by Noranda on June 30, 2012 at $25.00 per share plus accrued and unpaid dividends thereon.

  (c)
  10 million Series 3 Shares, the holders of which are, until June 30, 2010, entitled to receive fixed preferential cumulative cash dividends, if, and when declared by the Board of Directors of Noranda, in an amount equal to $1.625 per share, per annum, payable quarterly on the last day of March, June, September and December of each year. From June 30, 2010 until June 30, 2012 and for each succeeding 2-year (or less, as applicable) subsequent fixed rate period until June 30, 2015, holders of Series 3 Shares will be entitled to fixed preferential cumulative cash dividends at a rate per annum equal to the greater of (a) 6.5%; and (b) a rate equal to 2.35% over the ten year US treasury bond yield at the commencement of each subsequent fixed rate period. The Series 3 Shares (a) are redeemable, in cash, by Noranda at any time on at least 30 and not more than 60 days prior notice, on or before June 30, 2013 at $25.25 per share plus all accrued and unpaid dividends and thereafter until June 29, 2015 (the "Series 3 Final Redemption Date") at $25.00 per share plus all accrued and unpaid dividends thereon and (b) must be redeemed by Noranda on June 30, 2015 at $25.00 per share plus accrued and unpaid dividends thereon.

  Subsequent to these transactions, and upon the completion of an amalgamation between Noranda and Falconbridge, each Falconbridge stock option outstanding at the time of amalgamation will be exchanged for 1.77 Noranda stock options with similar terms.

2.     PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

  (a)
  The unaudited pro forma consolidated financial statements have been prepared assuming that the following transactions had been completed and adjustments had been effected as of January 1, 2004 for the consolidated statement of operations and as of December 31, 2004 for the consolidated balance sheet:

  (i)
  The completion of the Issuer Bid resulting in Noranda exchanging 63.4 million common shares for 20 million Junior Preference Shares, Series 1 (the "Series 1 Shares"), 20 million Junior Preference Shares, Series 2 (the "Series 2 Shares") and 10 million Junior Preference Shares, Series 3 (the "Series 3 Shares) with an aggregate stated capital of $1,250; and

    (ii)
    The completion of the Falconbridge Offer resulting in Noranda exchanging 1.77 Noranda common shares for each Falconbridge common share. As of December 31, 2004, there were 74,011,090 Falconbridge common shares outstanding that Noranda did not already own and approximately 956,000 exercisable options outstanding. In calculating the purchase price, all outstanding exercisable Falconbridge stock options are included in the number of Falconbridge common shares to be purchased by Noranda. It is assumed that 132,691,749 Noranda common shares would be issued on completion of the Falconbridge offer.

  (b)
  As a result of the Falconbridge Offer, Noranda will own 100% of Falconbridge. The acquisition is accounted for using the purchase method of accounting. The pro forma adjustments reflect Noranda's acquisition of the remaining 41% of Falconbridge's net assets at their fair values as at December 31, 2004 and the consolidation accounting for Falconbridge as a wholly-owned subsidiary.

    The determination of the purchase price based on management's preliminary estimate is as follows:

    Purchase price

Consideration in Noranda common shares	$2,520
Transaction costs	20

Total	$2,540

    The purchase price was calculated using the following assumption:

    (i)
    The price at which Noranda common shares are issued is CDN $23.11, the volume-weighted average closing price on the Toronto Stock Exchange for the two days prior to the announcement of the Falconbridge Offer, at a U.S. exchange rate of CDN $1 = US $0.8218.

    The allocation of the purchase price of the remaining 41.17% of Falconbridge, based on management's preliminary estimate, is as follows:

    Allocation of purchase price

	Book Value	Fair Market Value Increment	Purchase Price Allocation
Assets
Cash and cash equivalents	266	—	266
Accounts receivable	137	16	153
Metal and other inventories	207	59	266
Operating capital assets	914	1,363	2,277
Development projects	401	908	1,309
Investment and other assets	154	(53)	101
Liabilities
Accounts and taxes payable	(152)	—	(152)
Debt due within one year	(102)	(2)	(104)
Long-term debt	(490)	—	(490)
Future income taxes	(146)	(657)	(803)
Pension and other provisions	(148)	(100)	(248)
Interests of other shareholders	(35)	—	(35)

Total net assets purchased	1,006	1,534	2,540

    The actual fair values of the assets and liabilities will be determined as of the date of acquisition and will differ from the amounts disclosed above in the assumed pro forma purchase price allocation due to the change in fair values of the assets and liabilities between December 31, 2004 and the date of the transaction. The actual allocation of the purchase price may result in different amortization being expensed in the statement of operations.

  (c)
  An increase in cost of operations of $28 reflecting the elimination of deferred gains on derivative contracts on the pro forma consolidated statement of operations. The $28 of deferred gains arise from derivative contracts that qualified for hedge accounting and were realized as a reduction of cost of operations over the original delivery schedule of the contracts. The gains would not have been realized in 2004 since the purchased derivatives would have been fair valued as of January 1, 2004.

  (d)
  A decrease in cost of operations of $7 reflecting the elimination of amortized past service costs and amortized net actuarial losses expensed in 2004. The amortized expenses would not have been realized, as a result of the pension liability being fair valued as of January 1, 2004.

  (e)
  The amortization of the allocation of the purchase price to operating capital assets.

  (f)
  Dividends paid to holders of the junior preference shares. The dividends paid were calculated as follows:

20 million Series 1 Shares times $1.50 per share =	$30
20 million Series 2 Shares times $1.5625 per share =	$31
10 million Series 3 Shares times $1.625 per share =	$17

Total	$78

    The adjustment also includes the equity portion of the convertible debentures, formerly reported as a component of Shareholders' equity, which has been reclassified to long term debt to reflect recent accounting changes as per CICA amended Handbook Section 3860, "Financial Instruments — Disclosure and Presentation". The corresponding interest on the convertible debentures has been reclassified to interest expense. Noranda will adopt this accounting change effective January 1, 2005.

  (g)
  The elimination of amortized deferred gain realized in 2004.

  (h)
  The elimination of the Falconbridge minority interest in earnings, with the exception of the dividends on the Falconbridge preferred shares that will remain outstanding upon completion of the transactions.

  (i)
  An average tax rate of 30% was used to determine the tax effect of each adjustment.

3.     PRO FORMA EARNINGS PER SHARE

  Pro forma earnings per share

  Basic earnings per share is computed by dividing pro forma earnings, after deducting preferred share dividends, excluding the junior preference share dividends, by the weighted-average number of common shares outstanding for the year, excluding shares securing employee share purchase loans. It has been assumed that all of the exercisable Falconbridge options as of December 31, 2004 have been exercised prior to the completion of the Falconbridge Offer.

  Diluted pro forma earnings per share is similar to basic pro forma earnings per share except for the following: The numerator is increased to exclude interest on the convertible debentures, as the dilutive convertible debentures are assumed to have been converted at the beginning of the period. The denominator is increased to include additional common shares that would have been outstanding if all outstanding dilutive stock options and convertible debentures were exercised at the beginning of the period.

Basic pro forma earnings per share computation
Numerator:
Pro forma earnings	$706
Dividends on preferred shares, excluding dividends on junior preference shares	(20)

Pro forma earnings available to common shareholders	$686

Denominator:
Noranda common shares outstanding	296,245,753
Common shares issued to Falconbridge minority shareholders	132,691,749
Common shares purchased through issuer bid	(63,377,140)

Pro forma weighted-average number of common shares outstanding	365,560,362

Basic pro forma earnings per share	$1.88
Diluted pro forma earnings per share computation
Numerator:
Pro forma earnings	$706
Dividends on preferred shares, excluding dividends on junior preference shares	(20)
Interest on convertible debentures	3

Pro forma earnings available to common shareholders	$689

Denominator:
Noranda common shares outstanding (including dilutive effect of outstanding Noranda stock options and convertible debentures)	303,789,960
Common shares issued to Falconbridge minority shareholders	132,691,749
Dilutive effect of Falconbridge stock options converted to Noranda stock options	1,051,369
Common shares purchased through issuer bid	(63,377,140)

Pro forma weighted-average number if common shares outstanding	374,155,938

Diluted pro forma earnings per share	$1.84

4.     ITEMS NOT ADJUSTED

  The pro forma statements do not give effect to operating efficiencies, cost savings and synergies that might result from the merge of the companies, including potential further cost savings at the corporate level and potential synergies in exploration efforts.

Annex "D"

INDEPENDENT VALUATION AND FAIRNESS OPINION

TD Securities Inc. TD Tower 66 Wellington Street West, 8th Floor Toronto, Ontario M5K 1A2

March 8, 2005

The Special Committee of the Board of Directors
Falconbridge Limited
Suite 200
181 Bay Street
Toronto, Ontario
M5J 2T3

To the Special Committee:

        TD Securities Inc. ("TD Securities") understands that Falconbridge Limited ("Falconbridge") has entered into a support agreement dated March 8, 2005 (the "Support Agreement") with Noranda Inc. ("Noranda" or the "Offeror") pursuant to which Noranda has agreed to make an offer (the "Offer") to acquire all of the outstanding common shares of Falconbridge ("Falconbridge Shares") not already owned by Noranda or its affiliates. TD Securities understands that Noranda and its affiliates currently own approximately 59% of the issued and outstanding Falconbridge Shares. TD Securities further understands that the consideration under the Offer (the "Consideration") is 1.77 (the "Exchange Ratio") common shares of Noranda for each Falconbridge Share. The specific terms and conditions of the Offer are to be described in the offer to purchase and take-over bid circular (the "Noranda Circular") which is to be mailed to holders of the Falconbridge Shares in connection with the Offer.

        TD Securities also understands that Noranda has also agreed to proceed with a share exchange issuer bid (the "Issuer Bid") pursuant to which Noranda will offer to purchase up to approximately 63.4 million of its common shares in exchange for three series of junior preferred shares of Noranda with an aggregate stated value of US$1.25 billion. Brascan Corporation ("Brascan") currently holds directly and indirectly approximately 41% of the common shares of Noranda. TD Securities understands that Brascan has entered into a lock-up agreement with Noranda pursuant to which, subject to the satisfaction of certain conditions, Brascan has agreed to deposit all of the Noranda common shares owned by Brascan and its subsidiaries to the Issuer Bid.

        TD Securities also understands that a committee (the "Special Committee") of members of the board of directors (the "Board") of Falconbridge who are independent of Brascan, Noranda and Falconbridge management has been constituted to consider the Offer and make recommendations thereon to the Board. TD Securities understands that the Offer is an "insider bid" within the meaning of Ontario Securities Commission Rule 61-501 and Policy Statement No. Q-27 of the Autorité des marchés financiers du Québec (collectively, the "Policies"). The Special Committee has retained TD Securities to provide financial advice and assistance to the Special Committee in evaluating the Offer, including the preparation and delivery to the Special Committee of a formal valuation of the Falconbridge Shares and the Consideration (individually the "Valuation", or collectively as the context requires, the "Valuations") in accordance with the requirements of the Policies and its opinion as to the fairness (the "Fairness Opinion") of the Consideration, from a financial point of view, to the holders of Falconbridge Shares other than Noranda and its affiliates (the "Minority Shareholders").

ENGAGEMENT OF TD SECURITIES BY THE BOARD OF DIRECTORS

        TD Securities was first contacted by Falconbridge on January 24, 2005, and was engaged by the Special Committee pursuant to an engagement agreement (the "Engagement Agreement") dated February 2, 2005. On March 8, 2005, at the request of the Special Committee, TD Securities orally delivered the substance of the Valuations and Fairness Opinion. The Valuations and Fairness Opinion contained herein provide the same opinion, in writing, as of March 8, 2005. The terms of the Engagement Agreement provide that TD Securities will receive a fee of $1,500,000 for its services and is to be reimbursed for its reasonable out-of-pocket expenses. In addition, Falconbridge has agreed to indemnify TD Securities, in certain circumstances, against certain expenses, losses, claims, actions, damages and liabilities incurred in connection with the provision of its services. The fee payable to TD Securities is not contingent in whole or in part on the outcome of the Offer and related transactions described in the Noranda Circular or on the conclusions reached in the Valuations or the Fairness Opinion.

        Subject to the terms of the Engagement Agreement, TD Securities consents to the inclusion of the Valuations and Fairness Opinion, with a summary thereof in a form acceptable to TD Securities, in the Noranda Circular and the directors' circular (the "Directors Circular") which will be mailed to Falconbridge shareholders in connection with the Offer, and to the filing thereof by Falconbridge and Noranda with the applicable Canadian securities regulatory authorities.

CREDENTIALS OF TD SECURITIES

        TD Securities is an investment banking firm with operations in a broad range of investment banking activities, including corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment management and investment research. TD Securities has participated in a significant number of transactions involving public and private companies and has extensive experience in preparing valuations and fairness opinions.

        The Valuations and Fairness Opinion are the opinions of TD Securities and their form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters. The Valuations and Fairness Opinion have been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Dealers Association of Canada (the "IDA") but the IDA has not been involved in the preparation or review of the Valuations and Fairness Opinion.

INDEPENDENCE OF TD SECURITIES

        Neither TD Securities nor any of its affiliated entities (as such term is defined for the purposes of the Policies):

  1.
  is an associated or affiliated entity or issuer insider (as such terms are defined for the purposes of the Policies) of Falconbridge, Noranda or Brascan or their respective associates or affiliates (as such terms are defined for the purposes of the Policies) (collectively, the "Interested Parties");

  2.
  is an advisor to any of the Interested Parties with respect to the Offer or any of the related transactions as described in the Noranda Circular (except as financial advisor to the Special Committee);

  3.
  is a manager or co-manager of a soliciting dealer group formed in respect of the Offer or any of the related transactions as described in the Noranda Circular; or

  4.
  has a financial incentive in respect of the conclusions reached in the Valuations and Fairness Opinion or has a material financial interest in the completion of the Offer or any of the related transactions as described in the Noranda Circular.

        During the 24 months preceding the engagement by the Independent Committee, TD Securities has provided various financial advisory services in connection with unrelated transactions, and has participated in various other securities offerings and financial transactions involving certain of the Interested Parties. The Toronto-Dominion Bank ("TD Bank"), the parent company of TD Securities, is a lender pursuant to certain credit facilities involving Noranda, Brascan and other Interested Parties.

        TD Securities acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any Interested Party and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its

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clients on investment matters, including matters with respect to the Offer, Falconbridge, Noranda, Brascan, or other Interested Parties.

        The fees paid to TD Securities in connection with the mandates outlined above, together with the fees payable to TD Securities pursuant to the Engagement Agreement, are not financially material to TD Securities. No understandings or agreements exist between TD Securities and Falconbridge, Noranda, Brascan or any Interested Party with respect to future financial advisory or investment banking business. TD Securities may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Falconbridge, Noranda, Brascan or any Interested Party, and TD Bank may provide banking services to Falconbridge, Noranda, Brascan or any Interested Party.

SCOPE OF REVIEW

        In connection with the Valuations and Fairness Opinion, TD Securities reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

  1.
  draft Support Agreement dated March 7, 2005;

  2.
  draft terms of the junior preferred shares of Noranda to be issued in connection with the Issuer Bid and discussions with senior management of Noranda regarding the financial impact to Noranda of the junior preferred shares;

  3.
  January 2005 presentation document by Noranda to the Board outlining a proposal for a transaction between Noranda and Falconbridge and a Noranda issuer bid;

  4.
  unaudited financial statements for Falconbridge and Noranda as at and for the year ended December 31, 2004;

  5.
  audited financial statements for Falconbridge and Noranda as at and for the years ended December 31, 2001, 2002, and 2003;

  6.
  annual reports, annual information forms and management information circulars for Falconbridge and Noranda for the years ended December 31, 2001, 2002, and 2003;

  7.
  press releases and other regulatory filings made by Falconbridge and Noranda during the past three years;

  8.
  management-prepared operating and financial projections for each of the primary assets of Falconbridge and Noranda;

  9.
  review of extensive due diligence files contained in a data room prepared by Falconbridge and Noranda including such items as internal management presentations, detailed tax disclosure, engineering reports, loan documents, and material contracts;

  10.
  minutes of the meetings of the Boards of Directors and selected committees of Falconbridge and Noranda;

  11.
  detailed discussions with management of Falconbridge and Noranda regarding the primary assets and operations of each of Falconbridge and Noranda, and other issues deemed relevant;

  12.
  due diligence session with senior management of Falconbridge and Noranda;

  13.
  discussions with Falconbridge's and Noranda's legal counsel;

  14.
  discussions with legal counsel to the Special Committee;

  15.
  discussions with the auditors of Falconbridge;

  16.
  meetings and discussions with the Special Committee;

  17.
  various research publications prepared by equity research analysts, industry sources, and credit rating agencies regarding Falconbridge and Noranda, the base metals industry and other public companies, as TD Securities deemed relevant;

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  18.
  public information relating to the business, operations, financial performance and stock trading history of Falconbridge and Noranda, and other selected public companies, as TD Securities considered relevant;

  19.
  public information with respect to certain other transactions of a comparable nature, as TD Securities considered relevant; and

  20.
  such other corporate, industry, and financial market information, investigations and analyses as TD Securities considered necessary or appropriate in the circumstances.

        TD Securities has not, to the best of its knowledge, been denied access by Falconbridge or Noranda to any information requested by TD Securities. As the auditors of Noranda declined to permit TD Securities to rely upon information provided by them as a part of any due diligence review, TD Securities did not meet with the auditors of Noranda and has assumed the accuracy and fair presentation of and relied upon the audited consolidated financial statements of Noranda and the reports of the auditors thereon.

PRIOR VALUATIONS

        Falconbridge and Noranda have represented to TD Securities that there have been no independent appraisals or prior valuations (as defined in the Policies) of all or a material part of the properties or assets owned by, or the securities of, Falconbridge or Noranda or any of their respective subsidiaries made in the preceding 24 months and in the possession or control of Falconbridge or Noranda other than those which have been provided to TD Securities or, in the case of valuations or independent appraisals known to Falconbridge or Noranda which they do not have within their possession or control, notice of which has not been given to TD Securities. No such independent appraisals or prior valuations were provided to TD Securities and no such notice has been given to TD Securities.

GENERAL ASSUMPTIONS AND LIMITATIONS

        With the Special Committee's acknowledgement and agreement as provided for in the Engagement Agreement, TD Securities has relied upon the accuracy and completeness of all data and other information obtained by it from public sources or provided to it by Falconbridge and Noranda, and their personnel, advisors, or otherwise, including the certificates identified below (collectively, the "Information"). The Valuations and Fairness Opinion are conditional upon such accuracy and completeness. Subject to the exercise of professional judgment, and except as expressly described herein, TD Securities has not attempted to verify independently the accuracy or completeness of any of the Information.

        With respect to the budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses, TD Securities notes that projecting future results is inherently subject to uncertainty. TD Securities has assumed, however, that such budgets, forecasts, projections and estimates were prepared using the assumptions identified therein which, in the opinion of Falconbridge and Noranda, are (or were at the time of preparation and continue to be) reasonable in the circumstances.

        Senior officers of Falconbridge and Noranda have represented to TD Securities in certificates dated March 8, 2005, among other things, that to the best of their knowledge, information and belief after due inquiry (as it relates to Falconbridge in the case of representations by senior officers of Falconbridge and Noranda in the case of representations by senior officers of Noranda): (i) Falconbridge and Noranda have no information or knowledge of any facts public or otherwise not specifically provided to TD Securities relating to Falconbridge or Noranda, or any of their subsidiaries or their respective assets, liabilities, affairs, prospects or condition (financial or otherwise) which would reasonably be expected to affect materially the Valuations and/or the Fairness Opinion to be given by TD Securities; (ii) with the exception of forecasts, projections or estimates referred to in paragraph (iv) below, the information and data provided to TD Securities by or on behalf of Falconbridge and Noranda in respect of Noranda, Falconbridge, and their subsidiaries or their respective assets, liabilities, affairs, prospects or condition (financial or otherwise) in connection with the Offer is or, in the case of historical information and data, was at the date of preparation, true and accurate in all material respects and no additional material, data or information would be required to make the information and data provided to TD Securities not misleading in the light of circumstances in which it was provided; (iii) to the extent that any of

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the information and data identified in paragraph (ii) above is historical, there have been no changes in any material facts or new material facts since the respective dates thereof which have not been disclosed to TD Securities by Falconbridge and/or Noranda; (iv) any portions of the information and data provided to TD Securities which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of Falconbridge or Noranda, are (or were at the time of preparation and continue to be) reasonable in the circumstances; (v) there have been no independent appraisals or prior valuations (as defined in the Policies) of all or a material part of the properties and assets owned by, or the securities of, Falconbridge, Noranda, or any of their subsidiaries made in the preceding 24 months and in the possession or control of Falconbridge or Noranda other than those which have been provided to TD Securities or, in the case of valuations or independent appraisals known to Falconbridge or Noranda which they do not have within their possession or control, notice of which has not been given to TD Securities; (vi) there have been no offers for or proposed transactions involving all or a material part of the properties and assets owned by, or the securities of, Falconbridge, Noranda, or any of their subsidiaries made in the preceding 24 months which have not been disclosed to TD Securities; (vii) Falconbridge has complied in all material respects with the letter agreement between TD Securities and Falconbridge dated February 2, 2005, including the terms and conditions of Schedule A thereto; (viii) there is no plan or proposal by Falconbridge or Noranda for any material change (as defined in the Securities Act (Ontario)) in the assets, liabilities, affairs, prospects or condition (financial or otherwise) of Falconbridge, Noranda, or any of their subsidiaries which has not been disclosed to TD Securities; and (ix) Falconbridge and Noranda have no knowledge of any material non-public information concerning the securities of Falconbridge, Noranda, or the assets, liabilities, affairs, prospects or condition (financial or otherwise) of Falconbridge, Noranda, and their subsidiaries, considered on a consolidated basis, that has not been generally disclosed, except such information that has been disclosed to TD Securities by Falconbridge or Noranda.

        In preparing the Valuations and Fairness Opinion, TD Securities has made several assumptions, including that all final versions of documents will conform in all material respects to the drafts provided to TD Securities, conditions precedent to the completion of the Offer and Issuer Bid can be satisfied in due course, all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse condition or qualification, the procedures being followed to implement the Offer are valid and effective, the Noranda Circular and Directors' Circular will be distributed to the shareholders of Falconbridge in accordance with the applicable laws, and the disclosure in the Noranda Circular and Directors' Circular will be accurate in all material respects and will comply, in all material respects, with the requirements of all applicable laws. In its analysis in connection with the preparation of the Valuations and the Fairness Opinion, TD Securities made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of TD Securities, Falconbridge, or Noranda.

        In preparing the Valuations and Fairness Opinion, TD Securities assumed that the Offer will result in Noranda acquiring 100% of the Falconbridge Shares held by the Minority Shareholders. TD Securities further assumed that the Issuer Bid will be fully subscribed. For the purposes of the letter, we refer to the new company that results from completion of the Issuer Bid and the Offer that satisfies these assumptions as "NorandaFalconbridge".

        The Valuations and Fairness Opinion are conditional upon all of TD Securities' assumptions being correct and there being no "misrepresentation" (as defined in the Policies) in any Information.

        The Valuations and Fairness Opinion have been provided for the use of the Special Committee and are not intended to be, and do not constitute, a recommendation that any holders of Falconbridge Shares tender to the Offer. The Valuations and Fairness Opinion may not be used by any other person or relied upon by any other person other than the Special Committee and the Board without the express prior written consent of TD Securities. The Valuations and Fairness Opinion are rendered as of March 8, 2005, on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Falconbridge, Noranda, and their respective subsidiaries and affiliates as they were reflected in the Information provided to TD Securities. Any changes therein may affect the Valuations and Fairness Opinion and, although TD Securities reserves the right to change or withdraw the Valuations and Fairness Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such

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change that may come to its attention, or update the Valuations and Fairness Opinion after such date. In preparing the Valuations and Fairness Opinion TD Securities was not authorized to solicit, and did not solicit, interest from any other party with respect to the acquisition of Falconbridge Shares or other securities of Falconbridge, or any business combination or other extraordinary transaction involving Falconbridge, nor did TD Securities negotiate with any party in connection with any such transaction involving Falconbridge.

        The preparation of a valuation and fairness opinion is a complex process and is not necessarily amenable to partial analysis or summary description. TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Valuations and Fairness Opinion. Accordingly, the Valuations and Fairness Opinion should be read in their entirety.

OVERVIEW OF FALCONBRIDGE

        Falconbridge is an integrated base metals company engaged in the exploration, development, mining, processing and marketing of metals and minerals. Falconbridge has mining and mineral processing facilities in Canada, Norway, the Dominican Republic and Chile. Falconbridge is the third-largest producer of refined nickel in the world in addition to being a significant producer of copper, zinc and cobalt. Falconbridge also produces silver, gold, platinum group metals, cadmium, indium and sulphuric acid. The major assets of Falconbridge are described below (percentages in parenthesis indicate Falconbridge's interest in each asset, if less than 100%).

Integrated Nickel Operations ("INO")

        Falconbridge operates four underground nickel/copper mines in the Sudbury, Ontario area: the Craig, Fraser, Lindsley and Lockerby mines. The ore from the Sudbury mines is crushed and ground at Falconbridge's Strathcona mill to produce nickel/copper concentrate and copper concentrate. The nickel/copper concentrate is delivered to Falconbridge's Sudbury smelter and the copper concentrate is delivered to Falconbridge's Kidd Creek mineral processing facilities.

        Falconbridge has begun an underground development program for Nickel Rim South, which is in close proximity to its existing Sudbury projects. Inferred mineral resources at December 31, 2004 were 13.4 million tonnes of 1.8% nickel, 3.3% copper and significant palladium and platinum.

        The Montcalm nickel mine, near Timmins, Ontario, was completed in December 2004 and is now running at full capacity. Montcalm is expected to produce at least 9,000 tonnes of nickel in 2005.

        The Raglan nickel property is located just south of the northern tip of Québec. Its facilities consist of an underground mine, open pit mines, a concentrator, power plant, accommodation and administrative buildings, fresh water supply and fuel storage tanks. Raglan produced approximately 26,600 tonnes of nickel in concentrate in 2004 and is proceeding with an expansion program that is expected to increase annual nickel production by approximately 5,000 tonnes.

        The Sudbury smelter receives concentrates from Falconbridge's Sudbury properties, Montcalm and Raglan. It has a capacity to produce 130,000 tonnes of matte per year which is transported by rail and sea to Falconbridge's Nikkelverk refinery for further processing.

        The Nikkelverk refinery is located in Norway. It processes the matte produced by the Sudbury smelter as well as custom feed from other sources. The refinery has an annual capacity of approximately 85,000 tonnes of nickel, 39,000 tonnes of copper and 4,600 tonnes of cobalt.

Kidd Creek

        The Kidd Creek copper/zinc orebody is located in Timmins, Ontario. The mine produced approximately 41,000 tonnes of copper and 88,000 tonnes of zinc in concentrate in 2004. The ore is transported by a Falconbridge-owned railway to Kidd's mineral processing facilities located 27 kilometres southeast of the minesite. These facilities include a concentrator, copper smelter (ability to produce 150,000 tonnes of blister copper per year) and refinery (ability to produce 147,000 tonnes of copper cathode per year) and a zinc plant (ability to produce 147,000 tonnes of zinc per year).

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Falcondo (85.26%)

        Falconbridge mines and processes nickel laterite ore at Falcondo located in the Dominican Republic. Mining is carried out from the surface using bulldozers, loaders and trucks. The ore is milled, smelted and refined onsite to produce ferronickel. The facilities include a metallurgical treatment plant, a crude oil processor and a 200 megawatt thermal power plant. The operations use a significant volume of crude oil which is transported to Falcondo through a 70 kilometre pipeline from the coast.

Collahuasi (44%)

        The Collahuasi copper mine is located in northern Chile. Collahuasi mines and mills copper sulphide ores into concentrate and leaches copper oxide ores to produce cathodes. Collahuasi is the world's fourth largest copper producer and has extensive reserves and resources of over 4 billion tonnes of copper ore. Falconbridge's partners are Anglo American plc and a Japanese consortium which hold interests of 44% and 12%, respectively.

Lomas Bayas

        Lomas Bayas currently operates one open pit copper mine. Heap leach grade ore is crushed, placed on leach pads and then treated with solutions containing sulphuric acid to recover the copper. Copper cathode is transported by truck and rail to the coast for shipping overseas.

Koniambo (49%)

        Koniambo is a ferronickel project in New Caledonia and is one of the world's largest and highest grade nickel laterite deposits. At a 1.5% nickel cut-off grade, the deposit contains measured plus indicated resources totaling 142.1 million tonnes at 2.13% nickel in addition to inferred resources of 156 million tonnes at 2.2% nickel. A bankable feasibility study was recently completed which will allow Falconbridge to proceed with finalizing the financing structure for the project if it so chooses.

Ore Reserves and Mineral Resources

        Below are the estimated proven and probable reserves of Falconbridge's largest operating mines as of December 31, 2004, shown on a 100% basis.

Nickel Mines	Tonnes (000's)	Nickel (%)	Copper (%)
Sudbury	11,864	1.20	1.33
Raglan	15,652	2.82	0.78
Montcalm	4,886	1.51	0.73
Falcondo	57,403	1.21	—
Copper Mines	Tonnes (000's)	Copper (%)	Zinc (%)	Silver (g/t)
Kidd Creek	18,066	1.80	6.03	58
Lomas Bayas	342,701	0.34	—	—
Collahuasi	1,849,605	0.90	—	—

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Historical Financial Results

        The following tables summarize Falconbridge's financial results for the last five years:

	Year Ended December 31,
Income and Cash Flow(1)	2004	2003	2002	2001	2000
	(US$ millions, except per-share amounts)
Revenues	$3,070	$2,083	$1,525	$1,385	$1,757
EBITDA	1,243	550	308	231	560
EBIT	969	301	78	24	368
Net Earnings	672	191	50	17	254
Earnings per Share	3.71	1.03	0.24	0.05	1.39
Capital Expenditures	573	370	234	225	168
Cash Flow from Operations	968	444	228	230	446
Cash Flow per Share	5.39	2.48	1.93	1.30	2.52
	Year Ended December 31,
Balance Sheet Data(1)
	2004	2003	2002	2001	2000
	(US$ millions, except per-share amounts)
Working Capital	$943	$649	$443	$356	$470
Total Assets	5,118	4,172	3,398	3,293	3,307
Liabilities and Minority Interest	2,555	2,234	1,882	1,794	1,681
Shareholders' Equity	2,563	1,938	1,516	1,499	1,625

(1)
Based on the 2004 unaudited financial statements and five-year review in the 2003 Falconbridge annual report.

Falconbridge Shares Trading Information

        The Falconbridge Shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol FL. The following table sets forth, for the periods indicated, the high and low closing prices quoted and the volume traded on the TSX:

	TSX
	Closing Price (C$)		Volume
Period
	High	Low	(000's)
January 2004	35.70	29.45	16,725,911
February 2004	36.00	29.65	16,635,816
March 2004	37.01	32.60	11,836,594
April 2004	35.25	29.00	9,755,812
May 2004	31.60	28.35	12,471,411
June 2004	33.85	30.10	10,970,089
July 2004	33.63	29.60	7,066,607
August 2004	31.90	28.35	6,755,359
September 2004	33.85	30.45	8,384,642
October 2004	34.15	30.65	8,873,128
November 2004	31.75	29.60	6,334,241
December 2004	31.10	28.35	7,493,513
January 2005	30.80	28.45	9,661,664
February 2005	36.10	31.89	11,205,025
March 1, 2005, to March 7, 2005	36.85	34.88	2,878,581

January 1, 2004, to March 7, 2005	37.01	28.35	147,048,393

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        Certain details of the Offer were announced prior to the commencement of trading on March 9, 2005. Trading in Falconbridge Shares was halted on the TSX in the afternoon of March 8, 2005, due to possible speculation in the market of a transaction as evidenced by a significant share price increases and large trading volumes in Falconbridge Shares and Noranda common shares. The closing prices of the Falconbridge Shares on the TSX on March 8, 2005 and March 7, 2005, were C$39.15 and C$36.85, respectively.

OVERVIEW OF NORANDA

        Noranda is an integrated base metals company engaged in the exploration, development, mining, processing and marketing of metals and minerals. Noranda is engaged primarily in the production of copper, zinc, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Through its approximately 59% ownership of Falconbridge, Noranda has substantial indirect interests in the production of nickel, among other metals and minerals.

        A detailed description of Falconbridge's operations is presented earlier in this letter. The balance of this section reviews Noranda's other major assets (percentages in parenthesis indicate Noranda's interest in each asset, if less than 100%).

Antamina (33.75%)

        The Antamina deposit is located in Peru and is one of the largest copper/zinc orebodies in the world, with a milling rate of 70,000 tonnes per day. Other owners of Antamina include BHP Billiton plc (33.75%), Teck Cominco Limited (22.5%) and Mitsubishi Corporation (10%). Noranda also has a 1.65% net proceeds interest ("NPI") in Antamina which was obtained as part of a transaction with Inmet Mining Corporation in July 2003.

Altonorte

        Altonorte is a copper smelter located in northern Chile. Its annual capacity is 290,000 tonnes of copper anode and 700,000 tonnes of sulphuric acid. Altonorte processes copper concentrate from third-party mines located mainly in Chile.

Horne / CCR

        The Horne copper smelter is located in Rouyn-Noranda, Quebec. The Horne's feed is primarily sourced from third-parties and to a lesser extent from Antamina and Collahuasi. The CCR refinery processes copper anodes from the Horne and Altonorte smelters and other unrefined copper and precious metals from Noranda and third-party sources.

Zinc Operations

        Noranda produces zinc and copper concentrates at its mines and processes zinc concentrate at the CEZ refinery owned by Noranda Income Fund (25% owned by Noranda). The zinc business unit also produces lead concentrates at the Brunswick mine (which is the third largest zinc mine in the world) and procures and processes lead/silver concentrates and residues at the Brunswick smelter.

Aluminum Operations

        Noranda acquired interests in bauxite mining assets in Jamaica and an alumina refinery in Gramercy, Louisiana in October 2004. Together with Noranda's existing aluminum assets at the time, this created a fully-integrated aluminum business.

        Noranda operates an aluminum reduction smelter in New Madrid, Missouri with capacity of 250,000 tonnes annually. The smelter receives substantially all of its alumina requirements from the Gramercy alumina refinery. Both operations are located on the Mississippi River which facilitates transportation.

        Through wholly owned Norandal USA, Inc. ("Norandal"), Noranda is the second largest producer of aluminum foil products in the U.S. Norandal operates four aluminum rolling mills in North Carolina, Arkansas

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and Tennessee. Norandal's operations purchase the majority of their primary metal requirements from third-parties.

Other Operations

        Noranda has significant development properties located in Argentina (El Pachón, copper), Chile (El Morro, copper porphyry deposit), Australia (Lady Loretta, zinc; Lennard Shelf, zinc restart), Papua New Guinea (Nena / Frieda, copper/gold) and Canada (Perseverance, zinc/copper). These projects are at various stages of development.

        Noranda participates in the magnesium business through its 80% ownership of Magnola Metallurgy Inc. ("Magnola"). Noranda shut down the plant indefinitely in January 2003 due to structural changes in the magnesium market. Magnesium now sells for below the cash production costs of Magnola due to significant low-cost Chinese production.

Ore Reserves and Mineral Resources

        Below are the estimated proven and probable reserves of Noranda's largest operating mines as of December 31, 2004 shown on a 100% basis:

Copper Mines	Tonnes (000's)	Copper (%)	Zinc (%)
Antamina	468,000	1.22	0.97
Zinc Mines	Tonnes (000's)	Zinc (%)	Copper (%)	Lead (%)	Silver (g/t)
Brunswick	17,435	8.93	0.34	3.62	104.8

Historical Financial Results

        The following tables summarize Noranda's financial results for the last five years:

	Year Ended December 31,
Income and Cash Flow(1)
	2004	2003	2002	2001(2)	2000(2)
	(US$ millions, except per-share amounts)
Revenues	$6,978	$4,657	$3,873	$3,978	$4,650
EBITDA	1,766	778	497	541	1,272
EBIT	1,267	288	7	(71)	752
Net Earnings (Loss)	551	23	(447)	(60)	195
Earnings (Loss) per Share	1.78	—	(1.93)	(0.33)	0.77
Capital Expenditures	666	489	528	868	886
Cash Flow from Operations	1,191	413	380	243	614
Cash Flow per Share	4.01	1.40	1.58	1.02	2.58
	Year Ended December 31,
Balance Sheet Data(1)
	2004	2003	2002	2001(2)	2000(2)
	(US$ millions, except per-share amounts)
Working Capital	$1,443	$1,057	$610	$552	$1,219
Total Assets	9,611	8,328	7,102	12,141	11,778
Liabilities and Minority Interest	6,552	5,731	5,244	8,344	7,684
Shareholders' Equity	3,059	2,597	1,858	3,797	4,094

(1)
2004 and 2003 are based on the 2004 unaudited financial statements. 2002, 2001 and 2000 are based on the five-year review disclosed in the 2003 Noranda annual report and the financial statements for 2002 and 2001.

(2)
The following items were taken from the 2002 and 2001 financial statements and were not restated to conform with the 2003 presentation of financial results: EBITDA, EBIT, Total Assets, Liabilities and Minority Interest, and Shareholders' Equity.

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Noranda Shares Trading Information

        Noranda's common shares are listed on the TSX and New York Stock Exchange (the "NYSE") under the symbol NRD. The following table sets forth, for the periods indicated, the high and low closing prices quoted and the volume traded on the TSX and NYSE:

	TSX			NYSE
	Closing Price (C$)		Volume	Closing Price (US$)		Volume
Period
	High	Low	(000's)	High	Low	(000's)
January 2004	21.55	18.80	32,583,828	16.95	14.21	2,367,600
February 2004	21.91	19.22	24,295,140	16.45	14.44	1,672,800
March 2004	23.64	21.70	33,218,996	18.06	16.30	2,402,900
April 2004	24.50	19.25	20,002,589	18.70	14.15	2,272,900
May 2004	23.10	19.68	20,351,677	16.80	14.16	2,043,300
June 2004	24.20	20.75	37,574,057	17.80	15.12	2,700,500
July 2004	24.24	22.28	25,907,775	18.46	16.84	2,256,800
August 2004	22.24	20.77	12,864,958	16.99	15.80	1,669,800
September 2004	22.60	21.60	21,396,325	17.61	16.63	1,984,800
October 2004	22.10	20.23	28,109,420	17.51	16.24	1,666,400
November 2004	21.30	20.50	27,863,239	18.16	16.85	2,542,500
December 2004	21.35	20.20	12,835,825	17.98	16.55	2,517,700
January 2005	20.95	19.83	12,168,573	17.34	16.27	1,962,600
February 2005	23.38	21.30	23,034,096	18.90	16.98	2,947,300
March 1, 2005, to March 7, 2005	23.11	22.76	3,908,157	18.86	18.35	841,300

January 1, 2004, to March 7, 2005	24.50	18.80	336,114,655	18.90	14.15	31,849,200

        Certain details of the Offer were announced prior to the commencement of trading on March 9, 2005. Trading in Noranda common shares was halted on the TSX and NYSE in the afternoon of March 8, 2005, due to possible speculation in the market of a transaction as evidenced by significant share price moves and large trading volumes in Noranda common shares and Falconbridge Shares. The closing prices of Noranda common shares on the TSX on March 8, 2005 and March 7, 2005, were C$23.30 and C$22.81, respectively. The closing prices of Noranda common shares on the NYSE on March 8, 2005 and March 7, 2005, were US$19.25 and US$18.60, respectively.

APPROACH TO VALUE

        The Valuations are based upon techniques and assumptions that TD Securities considers appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market values of the Falconbridge Shares and the range of fair market values of the Consideration. The Policies require that a formal valuation include a valuation of any non-cash consideration being offered as part of the Offer, except in certain circumstances outlined in the Policies. TD Securities has therefore determined the fair market value of the Consideration as part of the Valuations.

        The net asset values ("NAVs") of Falconbridge and the Consideration have also been derived by TD Securities and are presented herein to allow the Minority Shareholders to compare the NAV of the Falconbridge Shares to the NAV of the Consideration.

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DEFINITION OF FAIR MARKET VALUE

        For purposes of the Valuations, fair market value is defined as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act. TD Securities has made no downward adjustment to the fair market value of the Falconbridge Shares to reflect the liquidity of the Falconbridge Shares or the fact that the Falconbridge Shares held by individual holders do not form part of a controlling interest.

        Similarly, TD Securities has made no downward adjustment to the fair market value of the Consideration to reflect the liquidity of the Consideration or the fact that the Consideration received by individual holders of Falconbridge Shares does not form part of a controlling interest.

VALUATION METHODOLOGIES

        In determining the fair market value of the Falconbridge Shares and the Consideration, TD Securities relied primarily on the comparable precedent transactions approach. As a secondary methodology, TD Securities considered the comparable trading approach.

Comparable Precedent Transactions Approach

        TD Securities identified and reviewed seven comparable precedent transactions involving companies in the base metals sector which are pending or have been concluded and for which there is sufficient public information to derive valuation multiples (see Table 1 in Appendix A). The comparable precedent transactions approach consists of selecting appropriate value benchmarks based on recently completed transactions of a comparable nature and applying these value benchmarks to the appropriate Falconbridge and Noranda metrics. In the case of Noranda, the metrics utilized in the analysis were adjusted to be pro forma for the completion of the Offer and the Issuer Bid. The transaction multiples are based on arm's length transactions of businesses that are, where possible, similar in size, operating characteristics, risk profile and asset type, among other factors, to Falconbridge's and Noranda's activities. The process of analyzing valuation multiples implied by comparable precedent transactions and applying these multiples to Falconbridge and Noranda involves certain judgements and assumptions concerning the financial performance and operating characteristics of the companies involved.

        TD Securities considered the following multiples of trailing 12-month reported performance to be the most relevant: price to earnings ("P/E"), price to cash flow ("P/CF") and enterprise value to EBITDA ("EV/EBITDA").

Comparable Trading Approach

        TD Securities also reviewed the market trading multiples of selected base metal companies that it considered relevant to determine whether a public market trading analysis might imply values which exceed values determined by the compararable precedent transactions approach. Based on this review, TD Securities concluded that the public market trading approach implied values that were generally equal to or below the values determined by the comparable precedent transactions analysis. Given the foregoing and the fact that market trading prices generally reflect minority discount values, TD Securities relied on market trading multiples as a secondary methodology, and applied less emphasis to the values derived using this methodology relative to the weight applied to the values obtained through the comparable precedent transactions approach.

        For the purposes of its review of market trading multiples, TD Securities identified and reviewed eight publicly traded base metals companies (see Table 2 in Appendix A). TD Securities considered P/E, P/CF and EV/EBITDA multiples as the most relevant when applying this methodology. TD Securities selected appropriate value benchmarks and applied them to the relevant financial parameters of Falconbridge and Noranda. In the case of Noranda, the metrics utilized in the analysis were adjusted to be pro forma for the completion of the Offer and the Issuer Bid. In selecting relevant benchmarks, TD Securities applied more emphasis on the multiples of the mid-tier producers than the large cap producers due to the relative sizes of Falconbridge and Noranda versus the comparables. In addition to considering trailing 12-month reported

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performance, TD Securities also considered, in the case of the P/E and P/CF methodologies, multiples of prospective results based on research analyst estimates of one-year forward performance.

NAV APPROACH

Overview

        TD Securities also considered a NAV approach to both the Falconbridge Shares and the Consideration. The NAV approach builds up a value by separately considering each operating, development, exploration and financial asset, whose individual values are estimated through the application of that methodology viewed as most appropriate in the circumstances, net of obligations, and liabilities, including reclamation and closure costs, and the present value of corporate expenses that are not directly attributable to the operating and development assets. The NAV approach adopts a prospective view in regard to commodity prices and explicitly addresses the unique characteristics of each major asset.

        To value the operating mines and smelters and selected development projects, TD Securities relied primarily on a discounted cash flow ("DCF") analysis whereby it discounted the cash flows of each asset over a horizon equal to the remaining life of the asset and at a prescribed discount rate to generate present values. As a basis for the development of the projected cash flows, TD Securities reviewed unaudited projected operating and financial statements for the major operating divisions, subsidiaries and affiliates of Falconbridge and Noranda prepared by management of such entities and/or management of Falconbridge and/or Noranda (the "Management Forecasts"). TD Securities also reviewed the relevant underlying assumptions (on an asset by asset basis) including, but not limited to, metal prices, production rates, operating costs, and capital expenditures, and had detailed discussions with senior management of Falconbridge and Noranda. The Management Forecasts and underlying assumptions were reviewed for reasonableness and were compared to sources considered relevant including third-party research. Based on this review, TD Securities developed its own forecast (the "TD Securities Forecast"), formed independently with the benefit of its understanding of the assumptions behind the Management Forecasts.

Commodity Price and Exchange Rate Assumptions

        The most significant differences between the TD Securities Forecast and the Management Forecasts were as a result of TD Securities applying more conservative commodity and exchange rate assumptions.

        Forecast commodity prices and exchange rate assumptions are a critical determinant of the outcome of the DCF approach. Future commodity prices and exchange rates are very difficult to predict and different views can have a very significant impact on resulting DCF values. TD Securities used its experience and exercise of professional judgement to select the base assumptions below (the "Base Assumptions") from several sources including third-party industry studies and research analyst views. Sensitivity analysis was performed to consider the impact of changes in the Base Assumptions.

        A summary of the Base Assumptions used in our DCF analysis is as follows:

Commodity	2005	2006	2007	2008	2009	After 2009
Metals (¢/lb)
Nickel	625	525	525	450	400	350
Copper	140	130	130	110	100	95
Zinc	60	60	60	55	55	55
Aluminum	80	75	75	75	75	75
Oil (WTI, $/bbl)	40	35	30	25	25	25
C$/US$	1.25	1.29	1.33	1.33	1.33	1.33

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Discount Rate

        Projected unlevered and constant-dollar free cash flows were discounted based on the real weighted average cost of capital ("WACC") for Falconbridge. The WACC for Falconbridge was calculated based upon Falconbridge's real after tax cost of debt and equity, weighted based upon an assumed optimal capital structure. The assumed optimal capital structure was determined based upon a review of the capital structures of comparable companies and the risks inherent in Falconbridge and the base metals industry. The cost of debt for Falconbridge was calculated based on the real risk free rate of return and an appropriate borrowing spread to reflect credit risk at the assumed optimal capital structure. TD Securities used the capital asset pricing model ("CAPM") approach to determine the appropriate cost of equity. The CAPM approach calculates the cost of equity with reference to the risk free rate of return, the volatility of equity prices relative to a benchmark ("beta") and the equity risk premium. TD Securities reviewed a range of unlevered betas for Falconbridge and a select group of comparable companies that have risks similar to Falconbridge in order to select the appropriate beta for Falconbridge. The selected unlevered beta was levered using the assumed optimal capital structure for Falconbridge and was then used to calculate the cost of equity. Table 7 in Appendix A lays out the assumptions used by TD Securities in estimating the WACC of Falconbridge.

        Based on the foregoing, we selected a base discount rate of 8% for our DCF analysis of the assets of Falconbridge. This rate was adjusted upwards in the case of higher risk projects.

        TD Securities viewed the risks inherent in the assets of Noranda to be similar to those inherent in the assets of Falconbridge. We therefore used the same methodology as discussed above in arriving at a base discount rate of 8% for our DCF analysis of the assets of Noranda. This rate was adjusted upwards in the case of higher risk projects.

Results of the NAV Approach

        The NAV analysis yielded values below those obtained in the comparable precedent transactions analysis and the comparable trading analysis. As the NAV methodology adopts a prospective, long-term view with respect to commodity prices, it is not as sensitive to the current levels of commodity prices as are the comparable precedent transactions analysis and comparable trading analysis, which are based on metrics which reflect the current high level of commodity prices. At this stage of the commodity price cycle, we generally observe that publicly traded mining companies are trading at premiums to their NAVs. We would expect the values of the Falconbridge Shares and the Consideration to also be at a premium to their NAVs. Since the NAV approach requires the valuator to make a number of assumptions, valuators could derive different NAVs for the same assets. Therefore it is difficult to observe premiums to NAV in the market and it is difficult to otherwise determine a reliable basis for selecting the appropriate premiums to NAV at which the Falconbridge Shares and the Consideration should be valued. Thus TD Securities did not rely on this method for arriving at fair market value of the Falconbridge Shares or the Consideration. Instead we compared the range of NAVs of the Falconbridge Shares to the range of NAVs of the Consideration. We also derived the implied hypothetical exchange ratios based on the NAVs of the Falconbridge Shares and the Consideration and compared them to the Exchange Ratio. We believe that these results are relevant for the Fairness Opinion and that this approach provides Minority Shareholders with additional information that may help them to assess the Exchange Ratio and the relative values of the Falconbridge Shares and the Consideration.

APPLICATION OF VALUATION METHODOLOGIES TO THE FALCONBRIDGE SHARES

Comparable Precedent Transactions Approach

        The seven comparable precedent transactions TD Securities relied on to select multiples are listed in Table 1 in Appendix A. TD Securities believes the appropriate EV/EBITDA multiple for Falconbridge to be in the range of 6.0x to 7.0x, the appropriate P/E multiple to be in the range of 8.0x to 11.0x and the appropriate P/CF multiple to be in the range of 5.5x to 7.0x. These multiples were applied to the 2004 (unaudited) results of Falconbridge.

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        The following is a summary of the results of the comparable precedent transactions analysis which implies a range of values of US$32.61 to US$41.45 per Falconbridge Share:

	Selected Multiple Range		Implied Equity Value (US$MM)
	Low	High	Low	High
Enterprise Value to EBITDA2004	6.0x	7.0x	$6,504	$7,747
Price to Earnings2004	8.0x	11.0x	5,320	7,315
Price to Cash Flow2004	5.5x	7.0x	5,830	7,420

Selected Value Range			$5,900	$7,500
Implied Value per Falconbridge Share			US$32.61	US$41.45

Comparable Trading Approach

        The eight publicly traded companies TD Securities relied on to select appropriate multiples are listed in Table 2 in Appendix A. TD Securities believes that the appropriate trailing EV/EBITDA multiple for Falconbridge to be in the range of 5.0x to 6.0x, the appropriate trailing P/E multiple to be in the range of 9.0x to 10.5x (10.0x to 11.0x on a prospective basis) and the appropriate trailing and prospective P/CF multiples to be in the range of 5.5x to 6.5x. These multiples were applied to the 2004 (unaudited) results of Falconbridge in the case of trailing multiples and to analyst forecasts for Falconbridge in the case of prospective multiples.

        The following is a summary of the results of the comparable trading analysis which implies a range of values of US$31.78 to US$37.30 per Falconbridge Share:

	Selected Multiple Range		Implied Value (US$MM)
	Low	High	Low	High
Enterprise Value to EBITDA2004	5.0x	6.0x	$5,261	$6,504
Price to Earnings:
— 2004	9.0x	10.5x	5,985	6,983
— 2005	10.0x	11.0x	6,382	7,020
Price to Cash Flow:
— 2004	5.5x	6.5x	5,830	6,890
— 2005	5.5x	6.5x	5,751	6,797

Selected Value Range			$5,750	$6,750
Implied Value per Falconbridge Share			US$31.78	US$37.30

Fair Market Value of the Falconbridge Shares

        To arrive at a range of fair market values for the Falconbridge Shares TD Securities primarily relied on the comparable precedent transactions approach and used the comparable company trading approach as a secondary methodology. Based upon and subject to the foregoing, TD Securities is of the opinion that, as of March 8, 2005, the fair market value of the Falconbridge Shares is in the range of US$32.50 to US$38.50 per Falconbridge Share.

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NAV Approach

Operating Assets

        The value ranges of Falconbridge's major operating assets were derived from DCF analysis based on the TD Securities Forecast. Low and high case scenarios were determined by making assumptions regarding initiatives that are currently being considered by Falconbridge:

  1.
  Raglan's high case includes further expansion and optimization of the concentrator equipment to increase annual production rates. The low case only attributes 50% of the value resulting from successful implementation;

  2.
  Montcalm's high case includes successful expansion of milling capacity;

  3.
  Kidd Creek's high case includes full production from Stage II of the depth extension of the Kidd mine orebody ("Mine D"); and

  4.
  Collahuasi's high case includes a Phase III expansion, involving adding another grinding line and accelerating the production rate of the Rosario pit.

        An aggregation of the financial forecasts for the major operating assets of Falconbridge for the years 2005 to 2009 is as follows for selected key line items in the TD Securities Forecast, for each asset assuming the high case scenario:

	Year Ending December 31,
(US$ MM)	2005	2006	2007	2008	2009
Revenues	$3,122	$2,818	$2,794	$2,533	$2,444
EBITDA	1,242	1,105	1,187	965	953
Capital Expenditures	403	422	503	310	264

Note: Includes Integrated Nickel Operations, Kidd Creek, NorFalco (35%), Falcondo (85.26%), Collahuasi (44%), and Lomas Bayas.

        The results of the DCF analysis are as follows:

	Value Range (US$MM)
OPERATING ASSETS	Low		High
Integrated Nickel Operations (INO)
Raglan	$651	–	$782
Montcalm	209	–	245
Sudbury (including Nickel Rim South)	548	–	548
Smelting / Refining	611	–	611

Total INO	$2,020	–	$2,187
Kidd Creek Operations	317	–	390
NorFalco (35%)	27	–	27
Falcondo (85.26%)	253	–	253
Collahuasi (44%)	1,531	–	1,774
Lomas Bayas (excluding Fortuna de Cobre)	362	–	362

Total Operating Assets	$4,510	–	$4,993

Exploration and Development Assets

        The value of Falconbridge's exploration and development assets was based on several methods including DCF analysis (at a discount rate of 10% to incorporate the additional risk inherent in exploration and development projects), pricing multiples of exploration companies with similar properties (see Table 3 in

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Appendix A), transactions involving comparable target assets (see Table 4 in Appendix A), book values of the assets, as well as exploration expenditures to date.

        Under the Base Assumptions, the DCF value of Koniambo is negative. However, given the scale of the project and the potential value associated with the ability to develop the project in certain metal price scenarios above where TD Securities has forecast, we believe that there is positive value to the asset. For the purpose of the Valuation we have used the book value of the asset as a proxy for value.

        There is significant value in the technology Falconbridge has developed particularly for its metallurgical operations. However, we only separately ascribed value to the technology for which the benefits had not already been recognized in the TD Securities Forecast of Falconbridge's smelters, refineries or other assets.

	Value Range (US$MM)
EXPLORATION AND DEVELOPMENT ASSETS	Low		High
Koniambo (49%)	$180	–	$180
Technology (investment in hydrometallurgical technologies)	12	–	25
Other Exploration and Development Assets(1)	64	–	73

Total Exploration and Development Assets	$256	–	$277

(1)
Includes the Fortuna de Cobre project and various investments in exploration properties and companies.

Financial Assets and Liabilities

        We have shown below the present value of expected future Canadian mining and income taxes outside of the individual Canadian assets. The remainder of the financial assets and liabilities presented below were valued at their book values except as described in the footnotes.

	Value Range (US$MM)
FINANCIAL ASSETS AND LIABILITIES	Low		High
Financial Assets
Cash and Cash Equivalents	$645	–	$645
Net Working Capital(1)	248	–	248
Other Assets	26	–	26

Total Financial Assets	$919	–	$919

Financial Liabilities
Debt(2)	($1,441)	–	($1,441)
Site Reclamation Costs	(149)	–	(149)
Canadian Mining Taxes	(48)	–	(82)
Canadian Income Taxes	0	–	(17)
Canadian Income Taxes Synergies	0	–	13
Employee Future Benefits	(445)	–	(445)
Other Liabilities	(45)	–	(45)
Corporate Selling, General and Administrative Costs(3)	(211)	–	(211)
Preferred Equity(4)	(173)	–	(166)

Total Financial Liabilities	($2,513)	–	($2,543)

(1)
Estimated present value of existing working capital to be recovered after life-of-mine and plant operating plans are complete.

(2)
Marked-to-market and incorporates the effect of interest rate and currency hedges.

(3)
Present value of the estimated overhead expenses required to complete life-of-mine and plant operating plans.

(4)
In the case of publicly-traded preferred shares, valued based on market trading prices in the low case and book value in the high case.

Member of TD Bank Financial Group

NAV Conclusions

        The following summarizes the above NAV analysis:

	Value Range (US$MM)
	Low	High
Operating Assets	$4,510	$4,993
Exploration and Development Assets	256	277
Financial Assets	919	919
Financial Liabilities	(2,513)	(2,543)

Net Asset Value	$3,172	$3,646

        Based on the foregoing, the range of NAVs for Falconbridge is US$3,172 million to US$3,646 million or US$17.60 to US$20.21 per Falconbridge Share.

Sensitivity Analysis

        The table below demonstrates the impact on the estimated NAV per Falconbridge Share of changing the forecast assumptions of key commodity and foreign exchange variables.

Variable	Change	NAV Impact per Falconbridge Share (US$)(1)
Price of Copper	+5¢/lb.	$1.81
Price of Nickel	+25¢/lb.	1.60
Price of Zinc	+5¢/lb.	0.54
US$/ C$ Exchange Rate	+5¢	1.67
Base WACC	+0.5%	(0.85)

(1)
Change in the midpoint of the range of NAVs per Falconbridge Share.

Benefits to a Purchaser of Acquiring 100% of the Falconbridge Shares

        TD Securities reviewed and considered whether any distinctive material value would accrue to Noranda or any other purchaser through the acquisition of all the Falconbridge Shares.

        TD Securities believes that a number of the most likely buyers for Falconbridge would have excess tax pools in Canada with which to fully shield the future taxable income of Falconbridge. We assumed that such buyers would otherwise have limited near term uses for these excess tax pools and, in an open auction, would pay away 75% of the incremental value generated by these tax benefits to the holders of the Falconbridge Shares. As a result, we included this incremental value in the analysis of the NAV of Falconbridge Shares.

        TD Securities believes that because Falconbridge already operates under an integrated structure with Noranda, it would be difficult for any potential purchaser to realize additional overhead savings and therefore have not assumed any material savings related to corporate costs. We did however reduce overhead expenses to a level necessary only to complete existing life-of-mine and plant operating plans and included this incremental value in the analysis of the NAV of Falconbridge Shares.

        Based on discussions with Falconbridge and Noranda, TD Securities concluded that there was only one potential purchaser that may be able to achieve material operating cost synergies. Since there are no other purchasers who could obtain these savings, it is unlikely that the most synergistic purchaser would be willing to pay for the incremental value generated by these synergies to holders of the Falconbridge Shares in an open auction for Falconbridge. As a result, we have not included this incremental value in the analysis of the NAV of Falconbridge Shares.

Member of TD Bank Financial Group

APPLICATION OF VALUATION METHODOLOGIES TO THE CONSIDERATION

Comparable Precedent Transactions Approach

        We believe that a similar approach to NorandaFalconbridge as Falconbridge is appropriate since we believe the businesses have similar characteristics, especially considering that a significant part of NorandaFalconbridge will consist of the assets of Falconbridge. TD Securities therefore selected the same multiples in its comparable precedent transaction approach for NorandaFalconbridge as in the comparable precedent transactions approach for Falconbridge. These multiples were applied to the 2004 (unaudited) results of Noranda adjusted for the assumed successful completion of the Offer and the Issuer Bid.

        The following is a summary of the results of the comparable precedent transactions analysis which implies a range of values of US$18.99 to US$23.87 per NorandaFalconbridge Share:

	Selected Multiple Range		Implied Equity Value (US$MM)
	Low	High	Low	High
Enterprise Value to EBITDA2004	6.0x	7.0x	$7,296	$9,175
Price to Earnings2004	8.0x	11.0x	5,700	7,838
Price to Cash Flow2004	5.5x	7.0x	7,329	9,328

Selected Value Range			$7,000	$8,800
Implied Value per NorandaFalconbridge Share			US$18.99	US$23.87

Comparable Trading Analysis

        As with the comparable precedent transactions analysis, TD Securities selected the same multiples for NorandaFalconbridge as in the comparable trading analysis for Falconbridge.

        The following is a summary of the results of the comparable trading analysis which implies a range of values of US$18.45 to US$21.16 per NorandaFalconbridge Share:

	Selected Multiple Range		Implied Value (US$MM)
	Low	High	Low	High
Enterprise Value to EBITDA2004	5.0x	6.0x	$5,417	$7,296
Price to Earnings:
— 2004	9.0x	10.5x	6,413	7,481
— 2005	10.0x	11.0x	7,100	7,810
Price to Cash Flow:
— 2004	5.5x	6.5x	7,329	8,661
— 2005	5.5x	6.5x	7,234	8,549

Selected Value Range			$6,800	$7,800
Implied Value per Share of NorandaFalconbridge			US$18.45	US$21.16

Fair Market Value of the Consideration

        To arrive at a range of fair market values for the Consideration TD Securities primarily relied on the comparable precedent transactions approach and used the comparable company trading analysis as a secondary methodology. We selected a value of NorandaFalconbridge shares of US$19.00 to US$23.00. We then multiplied these values by the Exchange Ratio to arrive at the fair market value of the Consideration. Based upon and subject to the foregoing, TD Securities is of the opinion that, as of March 8, 2005, the fair market value of the Consideration is in the range of US$33.63 to US$40.71.

Member of TD Bank Financial Group

NAV Approach

        With regards to the assets contained in the 100%-owned Falconbridge subsidiary following the assumed successful completion of the Offer, we used the same range of values as in the Falconbridge standalone NAV analysis above. We therefore focus on the unconsolidated assets of Noranda in this section.

Operating Assets

        The value ranges of Noranda's non-Falconbridge operating assets were derived from DCF analysis based on the TD Securities Forecast.

        In the case of Altonorte, low and high case scenarios were run based on probabilities of sourcing additional feed to proceed with a capacity expansion and the extent to which Altonorte is able to take advantage of opportunities associated with being physically located in Chile versus current and potential customers' alternative of having to incur the costs of shipping concentrates overseas. Low and high case scenarios were also employed for Horne / CCR in which different assumptions were made with respect to the ability to replace feed from current customers whose mines are expected to be closed in the near to medium term. The Brunswick Mine high case assumes new discoveries above the proven and probable reserve estimates disclosed above.

        For Noranda's aluminum assets, comparable trading analysis was performed on the primary and foil operations based on the relevant multiples selected from Table 6 in Appendix A to test the reasonableness of the DCF analysis. Norandal's high case scenario contemplates capacity expansion. Noranda's other aluminum assets were valued using a combination of DCF and book value approaches.

        An aggregation of the financial forecasts for the non-Falconbridge major operating assets of Noranda for the years 2005 to 2009 is as follows for selected key line items in the TD Securities Forecast, for each asset assuming the high case scenario:

	Year Ending December 31,
(US$ MM)	2005	2006	2007	2008	2009
Revenues	$2,119	$2,110	$2,081	$2,080	$2,046
EBITDA	669	649	606	589	539
Capital Expenditures	101	144	94	124	101

Note: Includes Altonorte, Horne / CCR, Antamina (33.75%) (NPI included in EBITDA), Brunswick Mine, Primary and Foil Aluminum.

        The results of the DCF analysis are as follows:

	Value Range (US$MM)
OPERATING ASSETS	Low		High
Falconbridge Operating Assets	$4,510	–	$4,993
Noranda Operating Assets
Altonorte	769	–	854
Horne / CCR	244	–	307
Antamina (33.75%)	1,085	–	1,085
Brunswick Mine	382	–	425
Other Zinc(1)	(22)	–	(10)
Primary Aluminum (New Madrid)	550	–	600
Foil Aluminum (Norandal)	500	–	550
Other Aluminum(2)	90	–	175

Total Operating Assets	$8,108	–	$8,978

(1)
Includes Half Mile Lake Mine, Brunswick Smelter, NorFalco (65%), Generale Smelter and present value of forecast zinc unit SG&A.

(2)
Includes the Gramercy alumina plant, St. Ann Bauxite mine, American Racing Equipment, Inc. and the Alumysa aluminum smelter project.

Member of TD Bank Financial Group

Exploration and Development Assets

        The value of NorandaFalconbridge's exploration and development assets was based on several methods including DCF analysis (at a discount rate of 10% to incorporate the additional risk inherent in exploration and development projects), pricing multiples of exploration companies with similar properties (see Table 3 in Appendix A), transactions involving comparable target assets (see Table 4 in Appendix A), book value of the assets, as well as exploration expenditures to date.

	Value Range (US$MM)
EXPLORATION AND DEVELOPMENT ASSETS	Low		High
Falconbridge Exploration and Development Assets	$256	–	$277
Noranda Exploration and Development Assets
El Pachón	43	–	94
El Morro (70%)	27	–	64
Nena / Frieda (72%)	39	–	85
Perseverance (90%)	21	–	54
Lady Loretta (75%)	22	–	92
Lennard Shelf (50%)	22	–	37
Other Exploration Properties(1)	60	–	80

Total Exploration and Development Assets	$490	–	$783

(1)
Includes the El Pilar project and various investments in exploration properties and companies.

Other Assets

        NorandaFalconbridge's share in the Noranda Income Fund was valued using the market price of the publicly-traded income fund units. The individual zinc mines that supplied feed to the Noranda Income Fund were assumed to be charged a third-party market rate for processing for the purposes of TD Securities' DCF analysis. The present value of the difference in cash flows resulting from the assumed market rate and the contracted rate charged by the Noranda Income Fund is captured in the table below.

        Due to the fact that Magnola is currently shutdown, the nature of the current magnesium market, and the high degree of uncertainty surrounding the future of the magnesium market, we valued Magnola at a 50% discount to its book value in the high case scenario and at estimated salvage value in the low case scenario.

        Novicourt was valued based on its public market trading price.

	Value Range (US$MM)
OTHER ASSETS	Low		High
Noranda Income Fund (25%) / Zinc Concentrate Contract	$103	–	$103
Magnola (80%)	50	–	136
Novicourt (62%)	41	–	41

	$194	–	$280

Financial Assets and Liabilities

        This section incorporates the US$1.25 billion of junior preferred shares, assuming 100% take-up of the Issuer Bid, at their initial redemption price of US$25.25 per share. The remainder of the financial assets and liabilities presented below were valued at their book values except as described in the footnotes.

Member of TD Bank Financial Group

	Value Range (US$MM)
FINANCIAL ASSETS AND LIABILITIES	Low		High
Financial Assets
Cash and Cash Equivalents	$884	–	$884
Net Working Capital(1)	554	–	554
Other Assets	76	–	76

Total Financial Assets	$1,514	–	$1,514

Financial Liabilities
Debt(2)	$(3,491)	–	$(3,491)
Site Reclamation Costs	(436)	–	(436)
Canadian Mining Taxes	(48)	–	(82)
Employee Future Benefits	(510)	–	(510)
Corporate Selling, General and Administrative Costs(3)	(355)	–	(355)
Preferred Equity(4)	(1,826)	–	(1,795)

Total Financial Liabilities	$(6,667)	–	$(6,669)

(1)
Present value of existing working capital to be recovered after life-of-mine and plant operating plans are complete.

(2)
Marked-to-market and incorporates the effect of interest rate and currency hedges.

(3)
Present value of the estimated overhead expenses required to complete life-of-mine and plant operating plans.

(4)
In the case of publicly-traded preferred shares, valued based on market trading prices in the low case and book value in the high case.

NAV Conclusions

        The following summarizes the above NAV analysis:

	Value Range (US$MM)
	Low	High
Operating Assets	$8,108	$8,978
Exploration and Development Assets	490	783
Other Assets	194	280
Financial Assets	1,514	1,514
Financial Liabilities	(6,667)	(6,669)

Net Asset Value	$3,639	$4,886

        Based on the foregoing, the range of NAVs for NorandaFalconbridge is US$3,639 million to US$4,886 million or US$9.96 to US$13.34 per NorandaFalconbridge Share. Multiplying by the Exchange Ratio, we arrive at the range of NAVs of the Consideration of US$17.63 to US$23.61.

Member of TD Bank Financial Group

Sensitivity Analysis

        The table below demonstrates the impact on the estimated NAV of the Consideration of changing the assumed values of key commodity and foreign exchange variables.

Variable	Change	NAV Impact per NorandaFalconbridge Share (US$)(1)
Price of Copper	+ 5¢/lb.	$1.28
Price of Nickel	+ 25¢/lb.	0.81
Price of Zinc	+ 5¢/lb.	0.92
US$/ C$ Exchange Rate	+ 5¢	1.32
Base WACC	+ 0.5%	(0.69)

(1)
Change in the midpoint of the range of NAVs per NorandaFalconbridge share.

FAIRNESS OPINION

Factors Considered

        In reaching its opinion as to the fairness of the Consideration, from a financial point of view, to the Minority Shareholders, TD Securities principally considered the following:

  1.
  a comparison of the range of fair market values of the Consideration to the range of fair market values of the Falconbridge Shares, each as determined under the Valuations;

  2.
  a comparison of the range of NAVs of the Falconbridge Shares to the range of NAVs of the Consideration, and a comparison of the implied ratios of NAVs of the Falconbridge Shares to the Noranda Falconbridge shares to the Exchange Ratio;

  3.
  a comparison of the trading price of Noranda multiplied by the Exchange Ratio to the trading price of Falconbridge Shares prior to the announcement by Noranda of its intention to make the Offer; and

  4.
  other transaction alternatives potentially available to the Minority Shareholders.

Comparison of the Value of the Consideration to the Value of Falconbridge Shares

        The range of fair market values of the Consideration of US$33.63 to US$40.71 is within or exceeds the range the fair market values of the Falconbridge Shares of US$32.50 to US$38.50.

Comparison of the NAV of the Consideration to the NAV Falconbridge Shares

        The following table compares the range of NAVs of the Consideration to the range of NAVs of the Falconbridge Shares as well as the implied ratios:

	Range of NAVs (US$, except implied ratio)
	Low	High	Midpoint
Falconbridge Shares	$17.60	$20.21	$18.91
Consideration	17.63	23.61	20.62
Falconbridge Shares	17.60	20.21	18.91
NorandaFalconbridge Shares	9.96	13.34	11.65

Implied Ratio	1.77	1.51	1.62

        Thus, the range of NAVs of the Consideration is within or exceeds the range of NAVs of the Falconbridge Shares. In addition, the ratios of the NAVs of NorandaFalconbridge shares to the Falconbridge Shares are equal to or lower than the Exchange Ratio at the low, high and midpoint of the ranges.

Member of TD Bank Financial Group

        As shown earlier in this letter, the NAVs of the Falconbridge Shares and the Consideration are highly sensitive to commodity price assumptions. However, the table below demonstrates that the ratio of the NAVs of the Falconbridge Shares and the NorandaFalconbridge shares is much less sensitive to changes in commodity price assumptions than the individual NAVs.

Variable	Change	Change in Ratio(1)
Price of Copper	+ 5¢/lb.	(0.02)
Price of Nickel	+ 25¢/lb.	0.02
Price of Zinc	+ 5¢/lb.	(0.08)
US$/ C$ Exchange Rate	+ 5¢	(0.04)
Base WACC	+ 0.5%	0.03

(1)
Change in ratio comparing the midpoint of the range of NAVs of the NorandaFalconbridge shares to the midpoint of the range of NAVs of the Falconbridge Shares. The starting point is a ratio of 1.62. A smaller ratio should make the Exchange Ratio appear more favourable to the Minority Shareholders.

Comparison of the Offer to Historical Trading Prices

        TD Securities reviewed the premiums represented by the Offer compared to premiums paid in precedent transactions in the Canadian equity market in which a controlling shareholder, defined as a shareholder owning greater than 50% of the common equity of the target company, successfully acquired the publicly traded minority interest and where the equity value of the minority interest acquired at the offer price exceeded C$30 million. TD Securities identified 39 such transactions announced since 1995, 15 of which involved shares offered as consideration and 24 of which involved 100% cash consideration. For the purposes of this analysis, premium was defined as the amount (expressed in percentage terms) by which the price paid per share under the precedent transaction exceeded the closing price of the shares one day, one week and four weeks immediately prior to announcement of the transaction. The high, low and mean premiums exhibited were as follows:

	High	Low	Mean
All Transactions
1-Day Premium	64%	(1%)	30%
1-Week Premium	73%	(1%)	32%
4-Week Premium	90%	(1%)	32%
Transactions Involving Shares as Consideration
1-Day Premium	43%	(1%)	23%
1-Week Premium	45%	(1%)	21%
4-Week Premium	54%	(1%)	24%
Transactions with 100% Cash Consideration
1-Day Premium	64%	3%	34%
1-Week Premium	73%	2%	38%
4-Week Premium	90%	9%	37%

        We considered the closing price of the Falconbridge Shares and Noranda common shares on the TSX on March 7, 2005, as the most relevant due to the significant speculation in the market on March 8, 2005. Applying the Exchange Ratio to the closing price of Noranda common shares on the TSX on March 7, 2005 implies a price of C$40.37. This price represents a 9.6%, 11.8% and 22.4% premium over the respective closing prices of the Falconbridge Shares on March 7, 2005, February 28, 2005 (one week prior), and February 7, 2005 (four weeks prior). Although the four weeks prior premium is consistent with the mean four week premium of transactions above involving shares as consideration, in several cases, the Offer is below the mean premiums implied by the acquisition of remaining interest transactions.

Member of TD Bank Financial Group

        TD Securities believes that the market premium implied by the trading price of Noranda and Falconbridge shares can be partially explained by the following factors:

  1.
  The operations of Falconbridge and Noranda are highly integrated and hence the synergies available to any purchaser are limited.

  2.
  Falconbridge shareholders are receiving shares in a company (NorandaFalconbridge) of which Falconbridge assets form a major component of value. Thus, increasing the share exchange ratio associated with the Offer increases the implied value of the Falconbridge assets within NorandaFalconbridge and can materially lower the implied value of the non-Falconbridge assets within Noranda. Since Noranda common shareholders wish to receive a fair value for the non-Falconbridge assets that they are contributing to NorandaFalconbridge, the ability for Noranda to offer a larger share exchange ratio is restricted.

  3.
  Since Falconbridge shareholders are receiving equity consideration, they have the ability to participate in the future performance of NorandaFalconbridge and will share any incremental premium on any potential change of control transaction involving NorandaFalconbridge.

  4.
  Falconbridge and Noranda currently trade at discount valuation multiples to their publicly traded base metal comparables (see Table 2 in Appendix A). TD Securities believes that investor concerns regarding the current ownership structures of Falconbridge and Noranda are partially responsible and that the success of the Offer and Issuer Bid would mitigate these concerns. The market premiums computed on the Falconbridge Shares above do not take into account any price appreciation of Noranda common shares as a result of such potential increase in valuation multiples.

        In addition, TD Securities considered the ratio of the closing trading prices of the Falconbridge Shares to the closing trading price of Noranda common shares on the TSX over the last three years. The average share price ratio in this time period was 1.3:1 and at no point did the share price ratio exceed the Exchange Ratio of 1.77.

Other Alternatives Potentially Available to Falconbridge

        Since Noranda owns 59% of Falconbridge and has indicated to Falconbridge that it does not intend to sell its interest in Falconbridge, the prospect for an offer for the Falconbridge Shares from a third-party is remote. Thus the Offer allows the Minority Shareholders the opportunity to receive a premium to the current market trading price that would otherwise not be available.

        In addition, TD Securities believes that the significantly larger market float of NorandaFalconbridge versus Falconbridge will provide increased liquidity for Minority Shareholders. As in the preceding paragraph, we believe that this opportunity for increased liquidity would otherwise not be available other than under the Offer.

        TD Securities has not relied upon the considerations discussed in the preceding two paragraphs in arriving at its conclusion as to the fairness, from a financial point of view, of the Consideration to the Minority Shareholders.

FAIRNESS CONCLUSION

        Based upon and subject to the foregoing and other such matters we considered relevant, TD Securities is of the opinion that, as of March 8, 2005, the Consideration is fair, from a financial point of view, to the Minority Shareholders.

Yours very truly,

TD SECURITIES INC.

Member of TD Bank Financial Group

APPENDIX A

Table 1 — Base Metals Precedent Transactions

				EV/EBITDA	P/E		P/CFPS
EV (MM)
Announcement Date	Target	Acquiror		LTM(2)	LTM(2)		LTM(2)
08-Mar-05	WMC Resources Ltd.(1)	BHP Billiton Ltd.	A$9,655	7.1x	12.4x		6.9x
07-Apr-03	M.I.M. Holdings Ltd.	Xstrata AG	US$2,959	5.7x	35.4x		3.5x
30-Apr-01	Cominco Ltd.	Teck Corporation	C$3,727	7.6x	18.8x		7.8x
19-Mar-01	Billiton Plc	BHP Ltd.	US$16,478	11.9x	18.2x		10.6x
12-Jan-01	Asturiana de Zinc SA	Xstrata AG	€557	5.0x	8.1x		5.1x
25-Aug-00	Rio Algom Ltd.	Billiton Plc	C$2,559	12.4x	14.3x		10.0x
24-Nov-97	Westmin Resources Ltd.	Boliden AB	C$719	29.9x	nmf	(3)	19.7x

Median				7.6x	16.2x		7.8x

(1)
Pending.

(2)
LTM = Latest Twelve Months of publicly disclosed financial results. For this table we use LTM results as of the announcement date.

(3)
nmf = not meaningful.

Table 2 — Base Metals Trading Comparables

			Price to Cash Flow
		EV/EBITDA			Price to Earnings
	Market Cap. (MM)
Company		LTM	LTM	FY1(1)	LTM	FY1(1)
	(All units in US$ unless otherwise noted, based on share prices as of March 7, 2005)
Mid-Tier Producers
Inco	$8,847	6.2x	7.0x	7.7x	11.4x	13.2x
Phelps Dodge	$10,488	5.3x	5.7x	6.0x	9.4x	9.8x
Teck Cominco	C$9,993	7.8x	8.7x	7.3x	14.9x	10.8x
Vedanta Resources	$2,802	8.4x	7.8x	11.3x	34.0x	24.8x
Xstrata	$13,868	7.4x	7.0x	5.9x	12.6x	8.7x

Median		7.4x	7.0x	7.3x	12.6x	10.8x

Large Cap Producers
Anglo American	$38,176	7.2x	7.1x	7.1x	13.5x	12.5x
BHP Billiton	$93,138	10.3x	9.8x	11.2x	17.8x	14.7x
Rio Tinto	$49,747	11.6x	13.3x	9.8x	22.1x	13.1x

Median		10.3x	9.8x	9.8x	17.8x	13.1x

Falconbridge	$5,402	5.1x	5.1x	5.2x	8.1x	8.5x
Noranda	$5,532	5.7x	5.6x	4.8x	10.6x	10.1x

(1)
FY1 = forecasted results for the next fiscal year as determined by averages of research analysts' estimates.

Member of TD Bank Financial Group

Table 3 — Exploration Companies Trading Comparables

	Share Price (C$)	EV (US$MM)	EV/Pounds of Deposits (US$)
	(as of March 7, 2005)
Copper Companies
Chariot Resources Limited	$0.28	$32.8	$0.0130
Corriente Resources Inc.	$2.80	$93.6	$0.0170
Equinox	$0.68	$51.1	$0.0106
Peru Copper	$1.55	$113.7	$0.0129
Nickel Companies
Canico Resources	$16.90	$476.7	$0.1094
Jaguar Nickel Inc	$0.73	$45.1	$0.0399
Skye Resources	$4.40	$39.0	$0.0084

Table 4 — Precedent Copper Asset Transactions

	Selected Copper Project Transactions — Reserves Development Stage
Project	Transaction Date	Location	Seller	Buyer	$ Paid/lb Copper Equivalent
Cerattepe	2Q 2003	Turkey	Teck Cominco	Cayeli Bakir	$0.015
Chacarilla	4Q 2002	Bolivia	Southern Shares	St. Francis Group	$0.011
Salobo	2Q 2002	Brazil	Anglo American	CVRD	$0.005
Barreal Seco	2Q 2001	Chile	Property Owners	Atna Resources	$0.020
Kansanshi	2Q 2001	Zambia	Phelps Dodge	First Quantum	$0.004
Kolwezi Tailings	1Q 2001	DRC	Gecamines	Anglo/America Mineral	$0.023
La Granja(1)	4Q 2000	Peru	Cambior	Billiton	$0.001

Median					$0.011

	Selected Copper Project Transactions — Feasibility Stage
Project	Transaction Date	Location	Seller	Buyer	$ Paid/lb Copper Equivalent
Guelb Moghrein	2Q 2004	Mauritania	Gemak/Wadi Al Rawka	First Quantum	$0.009
Lumwana	3Q 2003	Zambia	Phelps Dodge	Equinox	$0.001
Agua Rica	1Q 2003	Argentina	BHP Billiton	Northern Orion	$0.001
Rapu Rapu	1Q 2003	Philippines	Lafayette	LG International/Kores	$0.073
Rapu Rapu(1)	2Q 2002	Philippines	Lafayette	Jiangxi/China Nonferrous	$0.045
Tritton	2Q 2002	Australia	Straits Resources	Tritton Resources	$0.018
El Pachón	2Q 2001	Argentina	Cambior/Minera SA	Noranda	$0.002

Median					$0.009

(1)
Transaction was announced but not completed.

Member of TD Bank Financial Group

Table 5 — Aluminum Precedent Transactions

				EV/EBITDA	P/E	P/CFPS
EV (MM)
Announcement Date	Target	Acquiror		LTM	LTM	LTM
17-Jun-04	Commonwealth Industries	INCO Recycling	US$310	13.4x	nmf	nmf
07-Jul-03	Pechiney	Alcan	€5,077	10.2x	nmf	4.7x
11-Aug-99	Reynolds Metals	Alcoa	US$5,610	11.3x	30.9x	11.9x

Median				11.3x	30.9x	8.3x

Table 6 — Aluminum Trading Comparables

			Price to Cash Flow
		EV/EBITDA			Price to Earnings
	Market Cap. (MM)
Company		LTM	LTM	FY1(1)	LTM	FY1(1)
	(All units in US$ unless otherwise noted, based on share prices as of March 7, 2005)
Aluminum Companies
Alcan	$14,811	10.7x	n/a	6.9x	23.1x	14.8x
Alcoa	$27,408	9.5x	10.2x	7.9x	19.6x	15.0x
Capral Aluminum	A$199	nmf	nmf	nmf	nmf	nmf
Century Aluminum	$1,036	7.5x	8.9x	5.7x	12.7x	8.9x
Novelis	$1,721	8.9x	4.0x	4.6x	16.7x	15.9x
Processors
Gibraltar Industries	$746	8.5x	9.1x	8.3x	14.5x	13.2x
Reliance Steel	$1,508	5.5x	6.6x	8.2x	8.8x	10.9x
Russel Metals	C$887	3.3x	4.2x	7.6x	nmf	9.4x
Worthington	$1,859	5.1x	8.2x	10.4x	8.4x	10.4x
Packaging
Amcor	A$6,487	6.7x	7.2x	6.6x	18.3x	15.4x
Ball Corp	$5,231	8.9x	9.9x	n/a	17.6x	15.9x
CCL Industries	C$778	6.7x	5.8x	5.4x	13.2x	11.9x
Rexam	£2,693	6.6x	5.1x	5.0x	11.7x	10.8x
Silgan Holdings	$1,268	6.5x	4.7x	n/a	14.6x	14.5x

Median		6.7x	6.9x	6.9x	14.6x	13.2x

Member of TD Bank Financial Group

Table 7 — WACC Analysis

Cost of Debt
Real Risk Free Rate(1)	2.1%
Borrowing Spread	0.75%
Pre-tax Real Cost of Debt	2.8%
Tax Rate	38.4%
After-tax Real Cost of Debt	1.7%
Cost of Equity
Real Risk Free Rate(1)	2.1%
Equity Risk Premium	5.0%
Unlevered Beta	1.3
Levered Beta	1.5
After-tax Real Cost of Equity	9.6%
WACC
Optimal Capital Structure (% Debt)	20.0%
WACC	8.0%

(1)
Yield on the long-term Government of Canada real return bond as at March 7, 2005.

Member of TD Bank Financial Group

Annex "E"

TERMS OF NEW PREFERRED SHARES

        The following is a summary of certain provisions attaching to or affecting the New Preferred Shares. Authorization to create the Junior Preference Shares as a class will be sought at the next annual and special meeting of Shareholders, currently scheduled to take place on April 26, 2005. To the extent that the Junior Preference Shares are not created prior to the Expiry Time, Noranda will issue from its existing class of Preferred Shares, Series J Shares, Series K Shares and Series L Shares having terms that are identical to the Series 1 Shares, Series 2 Shares and Series 3 Shares except (i) in their ranking and (ii) that they provide for an automatic conversion into Series 1 Shares, Series 2 Shares and Series 3 Shares, respectively, upon the creation of Junior Preference Shares; and Shareholders who receive Series J Shares, Series K Shares and Series L Shares will be required to enter into a contractual subordination in respect of Noranda's other Preferred Shares.

Certain Provisions of the Junior Preference Shares as a Class

        The Junior Preference Shares may at any time or from time to time be issued in one or more series. Noranda's Board of Directors may by resolution fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of preferred shares.

        The Junior Preference Shares rank junior to the Preferred Shares, but are entitled to a preference over Common Shares and any other of Noranda's shares ranking junior to the Junior Preference Shares in the distribution of assets in the event of Noranda's liquidation, dissolution or winding up or other distribution of Noranda's assets among its shareholders for the purpose of winding up its affairs.

        The Junior Preference Shares of each series rank in a parity with the Junior Preference Shares of every other series with respect to priority in the payment of dividends and in the distribution of assets in the event of Noranda's liquidation, dissolution or winding up or other distribution of Noranda's assets among its shareholders for the purpose of winding up its affairs.

        As long as any of the Preferred Shares are outstanding, Noranda must not at any time, without the approval of the holders of each series of Preferred Shares then outstanding, given in accordance with the terms of the Preferred Shares declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Noranda) on the Junior Preference Shares or redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any series of Junior Preference Shares, if such action is prohibited by the terms of the Preferred Shares or the terms of any series of Preferred Shares that are then outstanding.

        In the event of the liquidation, dissolution or winding up of Noranda or any other distribution of assets of Noranda among its shareholders for the purpose of winding up its affairs, the holders of the Junior Preference Shares will be entitled to payment of an amount equal to the amount paid up on such shares in the case of any liquidation, dissolution, winding up or other distribution which is involuntary, and to payment of an amount equal to the amount paid up thereon plus the premium on redemption applicable at the date thereof, if any, if the same is voluntary, together in all cases with all unpaid dividends accrued thereon (which will for such purpose be treated as accruing up to the date of distribution), the whole before any amount is paid or any assets of Noranda distributed to the holders of any Common Shares or shares of any other class ranking junior to the Junior Preference Shares but the whole subject to the rights of the holders of any other class of shares of Noranda entitled to receive the assets of Noranda upon such distribution in priority to or rateably with the holders of the Junior Preference Shares. Upon payment to the holders of the Junior Preference Shares of the amount so payable to them, they will not be entitled to share in any further distribution of assets of Noranda.

Certain Provisions of the Preferred Shares as a Class

        The Preferred Shares may at any time or from time to time be issued in one or more series. Noranda's Board of Directors may by resolution fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of preferred shares.

        The Preferred Shares are entitled to a preference over Common Shares and any other of Noranda's shares ranking junior to the Preferred Shares in the distribution of assets in the event of Noranda's liquidation, dissolution or winding up or other distribution of its assets among its shareholders for the purpose of winding up its affairs.

        The preferred shares of each series rank in a parity with the preferred shares of every other series with respect to priority in the payment of dividends and in the distribution of assets in the event of Noranda's liquidation, dissolution or winding up or other distribution of its assets among its shareholders for the purpose of winding up its affairs.

        In the event of the liquidation, dissolution or winding up of Noranda or any other distribution of assets of Noranda among its shareholders for the purpose of winding up its affairs, the holders of Preferred Shares will be entitled to payment of an amount equal to the amount paid up on such shares in the case of any liquidation, dissolution, winding up or other distribution which is involuntary, and to payment of an amount equal to the amount paid up thereon plus the premium on redemption applicable at the date thereof, if any, if the same is voluntary, together in all cases with all unpaid dividends accrued thereon (which will for such purpose be treated as accruing up to the date of distribution), the whole before any amount is paid or any assets of Noranda are distributed to the holders of any Common Shares or shares of any other class ranking junior to the Preferred Shares but the whole subject to the rights of the holders of any other class of shares of Noranda entitled to receive the assets of Noranda upon such distribution in priority to or rateably with the holders of the Preferred Shares. Upon payment to the holders of the Preferred Shares of the amount so payable to them, they will not be entitled to share in any further distribution of assets of Noranda.

Certain Provisions of the three series of New Preferred Shares

Issue:	20 million Junior Preference Shares, Series 1 (the "Series 1 Shares")
20 million Junior Preference Shares, Series 2 (the "Series 2 Shares")
10 million Junior Preference Shares, Series 3 (the "Series 3 Shares")
the Series 1 Shares, Series 2 Shares and Series 3 Shares, collectively, the "Shares"

Authorization to create the Junior Preference Shares as a class will be sought at the next annual meeting of Shareholders, currently scheduled to take place on April 26, 2005. To the extent that the Junior Preference Shares are not created prior to the Expiry Time, Noranda will issue from its existing class of Preferred Shares, Series J Shares, Series K Shares and Series L Shares having terms that are identical to the Series 1 Shares, Series 2 Shares and Series 3 Shares except (i) in their ranking, and (ii) that they provide for an automatic conversion into Series 1 Shares, Series 2 Shares and Series 3 Shares, respectively, upon the creation of Junior Preference Shares) and will be required to enter into a contractual subordination in respect of Noranda's other Preferred Shares.
Amount:	Series 1 Shares — $500,000,000
Series 2 Shares — $500,000,000
Series 3 Shares — $250,000,000
Price:	$25 per Share
Dividends:
Series 1 Shares: Holders of the Series 1 Shares will be entitled to receive fixed preferential cumulative cash dividends, if, as and when declared by the Board of Directors of Noranda, in an amount equal to $1.50 per share per annum, payable quarterly in equal instalments on the last day of March, June, September and December of each year.

Series 2 Shares: Until June 30, 2010, holders of the Series 2 Shares will be entitled to receive fixed preferential cumulative cash dividends, if, as and when declared by the Board of Directors of Noranda, in an amount equal to $1.5625 per share per annum, payable quarterly in equal on the last day of March, June, September and December of each year.

From June 30, 2010 until June 30, 2012, holders of Series 2 Shares will be entitled to fixed preferential cumulative cash dividends at a rate per annum equal to the greater of (i) 6.25%; and (ii) a rate equal to 2.05% over the seven year US treasury bond yield, at the commencement of such subsequent fixed rate period, payable quarterly in equal instalments on the last day of March, June, September and December of each year.

Series 3 Shares: Until June 30, 2010, holders of the Series 3 Shares will be entitled to receive fixed preferential cumulative cash dividends, if, as and when declared by the Board of Directors of Noranda, in an amount equal to $1.625 per share per annum, payable quarterly in equal instalments on the last day of March, June, September and December of each year.

From June 30, 2010 until June 30, 2012 and for each succeeding 2-year (or less, as applicable) subsequent fixed rate period until June 30, 2015, holders of Series 3 Shares will be entitled to fixed preferential cumulative cash dividends at a rate per annum equal to the greater of (i) 6.5%; and (ii) a rate equal to 2.35% over the ten year US treasury bond yield at the commencement of each subsequent fixed rate period, payable quarterly in equal instalments on the last day of March, June, September and December of each year.
Payment Options:	Noranda will be entitled to satisfy payment of the quarterly dividend payments in:
(i) cash; and/or

(ii) that number of freely tradeable common shares of Noranda (the "Common Shares") determined by dividing the declared dividend amount by 95% of the US dollar equivalent of the volume weighted average trading price of the Common Shares on the TSX for a period of 20 consecutive trading days ending on the fourth day prior to the date (if such date is a trading day) specified for payment of the dividend, provided that (A) the issuance or delivery of such Common Shares is not prohibited pursuant to any agreement or arrangement entered into by Noranda to assure Noranda's solvency or continued operation, is (B) the issuance or delivery of such Common Shares is not prohibited by law or by any regulatory or other authority having jurisdiction over Noranda and acting in conformity with law; (C) Noranda is able to issue and deliver such Common Shares; and (D) such Common Shares are listed on each exchange on which the Common Shares are then listed for trading;
Redemption:	Subject to applicable law and to the provisions described under "Restrictions on Dividends and Retirement and Issue of Shares":

Series 1: The Series 1 Shares (i) are redeemable, in cash, by Noranda at any time on at least 30 and not more than 60 days prior notice, on or before June 30, 2008 at $25.25 per share plus all accrued and unpaid dividends and thereafter at $25.00 per share plus all accrued and unpaid dividends, and (ii) must be redeemed by Noranda on the date that is five years from the date of issue of the Series 1 Shares at $25.00 per share plus accrued and unpaid dividends thereon (the "Series 1 Final Redemption Date").

Any redemptions of Series 1 Shares prior to June 30, 2009 must be made on a pro rata basis with all other Shares then outstanding.

Series 2: The Series 2 Shares (i) are redeemable, in cash, by Noranda at any time on at least 30 and not more than 60 days prior notice, on or before June 30, 2010 at $25.25 per share plus all accrued and unpaid dividends and thereafter until June 29, 2012 at $25.00 per share plus all accrued and unpaid dividends, and (ii) must be redeemed by Noranda on June 30, 2012 at $25.00 per share plus accrued and unpaid dividends thereon (the "Series 2 Final Redemption Date").

Any redemptions of Series 2 Shares prior to June 30, 2011 must be made on a pro rata basis with all other Shares then outstanding. From June 30, 2010 to June 29, 2012, no Series 2 Shares may be redeemed until all the Series 1 Shares have been redeemed. Following June 30, 2012, any redemption of the Series 2 Shares must be made on a pro rata basis with any Series 1 Shares then outstanding.

Series 3: The Series 3 Shares (i) are redeemable, in cash, by Noranda at any time on at least 30 and not more than 60 days prior notice, on or before June 30, 2013 at $25.25 per share plus all accrued and unpaid dividends and thereafter until June 29, 2015 at $25.00 per share plus accrued and unpaid dividends, and (ii) must be redeemed by Noranda on June 30, 2015 at $25.00 per share plus accrued and unpaid dividends thereon (the "Series 3 Final Redemption Date").

Any redemptions of Series 3 Shares prior to June 30, 2012 must be made on a pro rata basis with all other Shares then outstanding. From June 30, 2012 to June 29, 2015, no Series 3 Shares may be redeemed until all Series 2 Shares have been redeemed. Following June 30, 2015, any redemption of the Series 3 Shares must be made on a pro rata basis with any Series 1 Shares and Series 2 Shares outstanding.
Conversion into Common Shares by Noranda on the Final Redemption Date:	On the Series 1 Final Redemption Date, the Series 2 Final Redemption Date and the Series 3 Final Redemption Date, so long as:

(i) a Change of Control Event (as defined below) has not occurred (unless the applicable take-over bid or control transaction has been withdrawn, is terminated or expires without any person other than Brascan beneficially owning 30% or more of the voting shares of Noranda);
(ii) an Extraordinary Dividend (as defined below) has not been paid; and

(iii) (A) the issuance or delivery of such Common Shares is not prohibited pursuant to any agreement or arrangement entered into by Noranda to assure Noranda's solvency or continued operation, is (B) the issuance or delivery of such Common Shares is not prohibited by law or by any regulatory or other authority having jurisdiction over Noranda and acting in conformity with law; (C) Noranda is able to issue and deliver such Common Shares; and (D) such Common Shares are listed on each exchange on which the Common Shares are then listed for trading;

the Shares are convertible, in whole or in part, at the option of Noranda, on at least 30 and not more than 60 days prior notice into that number of freely tradable Common Shares determined by dividing the aggregate of $25.00, plus an amount equal to accrued and unpaid dividends up to but excluding the final redemption date, by the greater of $2.00 (as adjusted) and 90% of the US dollar equivalent of weighted average trading price of the Common Shares on the TSX (or, if traded on the TSX in U.S. dollars, the volume weighted average trading price of the Common Shares on the TSX) for a period of 20 consecutive trading days ending on the fourth day prior to the date (if such date is a trading day) specified for conversion.

"Change of Control Event" means the occurrence of:

(i) the first date of public announcement (which, for purposes of this definition, includes, without limitation, a report filed pursuant to section 101 of the Securities Act (Ontario)) by Noranda or a person who beneficially owns 30% or more of the outstanding voting shares of Noranda (other than Brascan and except in certain limited circumstances, an "Acquiring Person") of facts indicating that an Acquiring Person has become such;

(ii) the date of the commencement of, or first public announcement of the intent of any person (other than Brascan, Noranda or any subsidiary of Noranda) to commence a take-over bid to acquire 30% or more of the voting shares of Noranda (other than by Brascan, Noranda, or any subsidiary of Noranda); or

(iii) the date of the commencement of, or first public announcement of the intent of any person (other than Brascan) to commence, a transaction which would result in any person beneficially owning 30% or more of the voting shares of Noranda (other than by Brascan, Noranda or any subsidiary of Noranda).

For the purposes of this definition, "Brascan" means Brascan Corporation, any affiliate of Brascan Corporation or any party acting jointly or in concert with Brascan Corporation or any of its affiliates.
Retraction Rights:
Upon the occurrence of a Change of Control Event (unless the applicable take-over bid or control transaction has been withdrawn, is terminated or expires without any person beneficially owning 30% of more of the voting shares of Noranda), a holder of Shares has the right to require Noranda to redeem all of the holder's then outstanding Shares at the same prices as set out under "Redemption".
Purchase for Cancellation:
Subject to applicable law and to the provisions described under "Restrictions on Dividends and Retirement and Issue of Shares", Noranda may at any time or times purchase for cancellation all or any part of the Shares in the open market, by private agreement or otherwise at the lowest price or prices at which, in the opinion of Noranda's Board of Directors, such shares are obtainable.
Voting Rights and Election of Directors:
Except as otherwise provided by law or as specifically set out in the Share provisions, and except for meetings of the Shares as a class and meetings of the Shares as series, the holders of Shares will not be entitled as such to receive notice of, or to attend, or to vote at, any meeting of shareholders of Noranda.
The Shares will be entitled, voting collectively, to elect two directors to the Board of Directors at each meeting of shareholders of Noranda at which directors are to be elected.

Forthwith upon the occurrence of a Board Event (as defined below), and for so long as it is continuing, the holders of the Shares will be entitled, voting collectively, to elect three additional directors (for a total of five).
"Board Event" means any one of the following events:

(i) if four quarterly dividends on the Shares are in arrears, whether or not such dividends have been declared and whether or not there are any monies of Noranda properly applicable to the payment of dividends; or
(ii) if the Adjusted Net Worth for any fiscal quarter is less than $2,500,000,000.
"Adjusted Net Worth" means, as at the end of any fiscal quarter, the aggregate value of:
(i) the outstanding share capital for all shares ranking junior to the Junior Preference Shares;
(ii) without duplication, any surplus, whether contributed or capital;
(iii) retained earnings; and
(iv) consolidated non-controlling interest,.
all as set forth in Noranda's consolidated balance sheet for such fiscal quarter filed in accordance with applicable securities laws.
Shareholder Approvals
In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the any of the Shares as a series and any other approval to be given by the holders of any of the Shares as a series may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Shares of that series are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Shares of that series then present would form the necessary quorum. At any meeting of holders of Series 1 Shares, Series 2 Shares or Series 3 Shares, as a series, each such holder will be entitled to one vote in respect of each Share of that series held.
Covenants:
As long as the Shares having an aggregate issue price of at least $300 million remain outstanding, Noranda will not at any time, without the approval of the holders of the Shares, pay or set apart for payment any Extraordinary Dividend.
"Extraordinary Dividend" means:

(i) any dividend, other than a stock dividend paid wholly in Common Shares, declared or paid on the Common Shares that is, when taken together with the amount or value of all other dividends declared or paid in the 12 month period preceding the date of declaration of the dividend (the "measurement period") more than 125% of the aggregate amount or value of the dividends declared or paid on the Common Shares, other than stock dividends paid wholly in Common Shares, during the 12 month period ended on the day prior to the measurement period (or, where there were no dividends paid in the 12 month period ended on the day prior to the measurement period, the period of 12 months ending on the date on which Noranda last paid a dividend, other than a stock dividend paid wholly in Common Shares, on the Common Shares); or

(ii) any dividend, other than a stock dividend paid wholly in Common Shares, declared or paid on the Common Shares that results in the Noranda Annual Dividend Rate exceeding a 10% compound annual growth rate, measured from and following the Issue Date. For this purpose, the "Noranda Annual Dividend Rate" is initially the aggregate amount or value of all dividends declared or paid on the Common Shares, other than stock dividends paid wholly in Common Shares, in the 12 month period immediately preceding the Issue Date and thereafter is the aggregate amount or value of all dividends declared or paid in any 12 month period immediately preceding the date of declaration of any other dividend on the Common Shares, together with the dividend then being declared; or

(iii) any other "special" dividend on, or distribution with respect to, the Common Shares which is, by its terms or declared intent, declared and paid outside the normal operations or normal dividend procedures of Noranda.

From and after June 30, 2010, Noranda will apply the full net proceeds from (i) the issuance of Common Shares, Preferred Shares, Junior Preference Shares or any securities that, under Canadian generally accepted accounting principles, would be treated as equity on the balance sheet of Noranda (collectively, "Equity Securities") for cash (other than in certain limited circumstances) or (ii) the sale of any capital assets outside of the ordinary course of business with a sale price exceeding Cdn. $250 million, to the redemption of the Series 1 Shares, Series 2 Shares and Series 3 Shares.
Restrictions on Dividends and Retirement and Issue of Shares	As long as any Shares are outstanding, Noranda may not at any time, without the approval of the holders of the Shares:

(i) declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Noranda ranking junior to the Series 1 Shares) on shares of Noranda ranking junior to the Series 1 Shares;

(ii) except out of the net cash proceeds of a substantially concurrent issue of shares of Noranda ranking junior to the Series 1 Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Noranda ranking as to capital junior to the Series 1 Shares;
(iii) redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Series 1 Shares then outstanding;

(iv) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Preferred Shares, ranking on a parity with the Series 1 Shares; or
(v) issue any additional Series 1 Shares or any shares ranking senior to or on a parity with the Series 1 Shares,

unless, in each such case, all accrued dividends up to and including those payable on the dividend payment date for the last completed period for which dividends are payable on the Shares in respect of which the rights of holders have not been extinguished, and all dividends then accrued on all other shares ranking senior to or on a parity with the Shares with respect to the payment of dividends up to the immediately preceding respective date or dates for payment in respect of which the rights of holders of those shares have not been extinguished, have been declared, paid or set apart for payment.

Additional Series:
As long as any of the Shares are outstanding, Noranda may not issue any additional Preferred Shares, other than Cumulative Redeemable Preferred Shares, Series F issuable upon the conversion of Cumulative Redeemable Preferred Shares, Series G and Cumulative Redeemable Preferred Shares, Series G issuable upon the conversion of Cumulative Redeemable Preferred Shares, Series F, without the approval of the holders of the Shares, expressed by resolution of the holders of all such shares voting together, given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Shares then present would form the necessary quorum.
Tax on Share Dividends:	Corporate holders of Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on such shares.

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY

Toronto

By Mail CIBC Mellon Trust Company P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4	By Hand or by Courier CIBC Mellon Trust Company 199 Bay Street Commerce Court West Securities Level Toronto, Ontario M5L 1G9

Telephone: (416) 643-5500 Toll Free: 1-800-387-0825 E-Mail: inquiries@cibcmellon.com

        Any questions and requests for assistance may be directed by holders of Falconbridge Shares to the Depositary or the Information Agent at their respective telephone numbers and locations set out above. Holders of Falconbridge Shares may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The instructions accompanying this Letter of Acceptance and Transmittal should be read carefully before this Letter of Acceptance and Transmittal is completed. The Depositary or your broker or other financial advisor can assist you in completing this Letter of Acceptance and Transmittal (see back page of this document for addresses and telephone numbers).

LETTER OF ACCEPTANCE AND TRANSMITTAL

To deposit Common Shares
of
FALCONBRIDGE LIMITED
pursuant to the Offer dated March 24, 2005
by
NORANDA INC.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (Toronto time)
ON MAY 5, 2005 (THE "EXPIRY TIME") UNLESS THE OFFER IS EXTENDED
OR WITHDRAWN.

        This Letter of Acceptance and Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with all other required documents, must accompany share certificates for common shares (the "Falconbridge Shares") of Falconbridge Limited ("Falconbridge") deposited pursuant to the offer (the "Offer") dated March 24, 2005 made by Noranda Inc. ("Noranda") to holders of Falconbridge Shares.

        The terms and conditions of the Offer are incorporated by reference in this Letter of Acceptance and Transmittal. Capitalized terms used but not defined in this Letter of Acceptance and Transmittal which are defined in the Offer to Purchase (the "Offer to Purchase") and accompanying Circular (together, the "Offer to Purchase and Circular") dated March 24, 2005 have the meanings ascribed to them in the Offer to Purchase and Circular.

        This Letter of Acceptance and Transmittal is to be used if certificates for Falconbridge Shares are to be forwarded herewith. Falconbridge Shareholders who wish to deposit Falconbridge Shares but whose certificates for such Falconbridge Shares are not immediately available or who cannot deliver all the certificates and Letter of Acceptance and Transmittal to the Depositary at or before the Expiry Time must deposit their Falconbridge Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase, "Procedure for Depositing Falconbridge Shares — Guaranteed Delivery". See Instruction 2, "Procedure for Guaranteed Delivery".

        Delivery of this Letter of Acceptance and Transmittal to an address other than as set forth below will not constitute a valid delivery to the Depositary. You must sign this Letter of Acceptance and Transmittal in the appropriate space provided below and, if you are a U.S. shareholder, you must also complete the Substitute Form W-9 set forth below (see Instruction 9, "Backup Withholding").

        Delivery of this Letter of Acceptance and Transmittal to an address other than as set forth below or delivery after the Expiry Time will not constitute a valid delivery to the Depositary. You must sign this Letter of Acceptance and Transmittal in the appropriate space provided below and, if you are a U.S. shareholder, you must also complete the Substitute Form W-9 set forth below (see Instruction 9, "Backup Withholding").

        PLEASE READ CAREFULLY THE CIRCULAR AND THE INSTRUCTIONS SET OUT BELOW BEFORE COMPLETING THIS LETTER OF ACCEPTANCE AND TRANSMITTAL.

TO:	Noranda Inc.
AND TO:	CIBC Mellon Trust Company (the "Depositary"), at its offices set out herein

        The undersigned delivers to you the enclosed certificate(s) for Falconbridge Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Falconbridge Shares. The following are the details of the enclosed certificate(s):

SHARES

Certificate Number(s)*	Name(s) in which Registered	Number of Falconbridge Shares Represented by Certificate	Number of Falconbridge Shares Deposited*

TOTAL:

(If space is insufficient please attach a list to this Letter of Acceptance and Transmittal in the above form. See Instruction 10(a).)

*
Unless otherwise indicated, all Falconbridge Shares evidenced by any certificate(s) submitted to the Depositary will be deemed to have been deposited under the Offer. See Instruction 6, "Partial Deposits".

        IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer to Purchase and in this Letter of Acceptance and Transmittal, subject only to the provisions of the Offer to Purchase regarding withdrawal rights, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Shares (as defined below) and delivers to you the enclosed Falconbridge Share certificate(s) representing the Deposited Shares and, on and subject to the terms and conditions of the Offer to Purchase, deposits, sells, assigns and transfers to Noranda all right, title and interest in and to the Deposited Shares, and in and to all rights and benefits arising from the Deposited Shares. If the undersigned's Falconbridge Share certificates are not immediately available or the undersigned cannot deliver its Falconbridge Share certificates and all other required documents to the Depositary no later than the Expiry Time, the undersigned must deliver its Falconbridge Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase, "Procedure for Depositing Falconbridge Shares — Guaranteed Delivery".

        The undersigned acknowledges receipt of the Offer to Purchase and Circular.

        The undersigned agrees that the acceptance of the Offer pursuant to the procedures set forth herein will constitute an agreement between the depositing holder of Deposited Shares and Noranda in accordance with the terms and conditions of the Offer.

        The undersigned acknowledges that deposits of Deposited Shares under the Offer will not be accepted from or on behalf of Falconbridge Shareholders in any jurisdiction outside of Canada in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The undersigned hereby declares that the undersigned is not acting for the account or benefit of a person from such a jurisdiction and is not in, or delivering this Letter of Acceptance and Transmittal from, such a jurisdiction.

        The undersigned represents and warrants that: (i) the undersigned has full power and authority to deposit, sell, assign and transfer the Falconbridge Shares covered by this Letter of Acceptance and Transmittal (the "Deposited Shares") and any Other Securities (as defined below) being deposited; (ii) the undersigned or the Person on whose behalf the Deposited Shares (and Other Securities) are being deposited owns the Deposited Shares that are being deposited (and any Other Securities); (iii) the Deposited Shares and Other Securities have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or

2

transfer any of the Deposited Shares or Other Securities, to any other Person; (iv) the deposit of the Deposited Shares and Other Securities complies with applicable laws; and (v) when the Deposited Shares and Other Securities are taken up and paid for by Noranda, Noranda will acquire good title thereof, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

        The undersigned irrevocably appoints each officer of the Depositary and each officer of Noranda and any other Person designated by Noranda in writing, as the true and lawful agents, attorneys and attorneys-in-fact and proxies of the undersigned with respect to the Deposited Shares registered in the name of the undersigned on the books of Falconbridge and deposited pursuant to the Offer and purchased by Noranda (the "Purchased Securities"), and with respect to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after the date of the Offer (collectively, "Other Securities").

        The power of attorney will be granted upon execution of this Letter of Acceptance and Transmittal and will be effective on and after the date that Noranda takes up and pays for Purchased Securities (the "Effective Date"), with full power of substitution and resubstitution in the name of and on behalf of the undersigned (such power of attorney, coupled with an interest, being irrevocable) to: (i) register or record the transfer of Purchased Securities and Other Securities on the registers of Falconbridge; (ii) execute and deliver, as and when requested by Noranda, any instruments of proxy, authorization or consent in form and on terms satisfactory to Noranda in respect of such Purchased Securities and Other Securities, revoke any such instrument, authorization or consent or designate in such instrument, authorization or consent any Person or Persons as the proxy of such holder in respect of the Purchased Securities for all purposes, including, without limitation, in connection with any meeting (whether annual, special or otherwise or any adjournment thereof) of holders of relevant securities of Falconbridge; (iii) execute and negotiate any cheques or other instruments representing any Other Securities payable to the undersigned; and (iv) exercise any rights of the undersigned with respect to such Purchased Securities and Other Securities, all as set forth in this Letter of Acceptance and Transmittal.

        The undersigned also agrees, effective from and after the Expiry Time, not to vote any of the Purchased Securities or Other Securities at any meeting (whether annual, special or otherwise or any adjournment thereof) of holders of Falconbridge Shares or holders of Other Securities and not to exercise any or all of the other rights or privileges attached to the Purchased Securities or Other Securities and agrees to execute and deliver to Noranda any and all instruments of proxy, authorizations or consents, in form and on terms satisfactory to Noranda, in respect of all or any of the Purchased Securities or Other Securities, and to designate in such instruments of proxy the Person or Persons specified by Noranda as the proxy or the proxy nominee or nominees of the holder in respect of the Purchased Securities or Other Securities. Upon such appointment, all prior proxies given by the holder of such Purchased Securities or Other Securities with respect thereto will be revoked and no subsequent proxies may be given by such Person with respect thereto.

        The undersigned covenants and agrees to execute, upon request of Noranda, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities or Other Securities to Noranda and acknowledges that all authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of the undersigned and will, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned therein will be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

3

        The undersigned instructs Noranda and the Depositary, upon Noranda taking up the Deposited Shares, to mail certificates representing the Noranda Shares to which the undersigned is entitled together with a cheque, payable in Canadian funds, representing any cash payment to which the undersigned may be entitled by first class mail, postage prepaid, or to hold such certificates and cheque, if any, for pick-up, in accordance with the instructions given below. Should any Deposited Shares not be purchased, the deposited certificates and other relevant documents will be returned promptly in accordance with the instructions in the preceding sentence. The undersigned acknowledges that Noranda has no obligation pursuant to the instructions given below to transfer any Deposited Shares from the name of the registered holder thereof if Noranda does not purchase any of the Deposited Shares.

        By reason of the use by the undersigned of an English language form of Letter of Acceptance and Transmittal, the undersigned will be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Acceptance and Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par les offres acceptées par cette lettre d'acceptation et d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

BLOCK A ISSUE CERTIFICATE/CHEQUE IN THE NAME OF: (please print or type):
(Name)

(Street Address and Number)
(City and Province or State)
(Country and Postal (Zip) Code)
(Telephone — Business Hours)
(Tax Identification, Social Insurance or Social Security Number, See Substitute Form W-9 included herein)

BLOCK B SEND CERTIFICATE/CHEQUE (Unless Block "C" is checked) to: (please print or type):
(Name)

(Street Address and Number)
(City and Province or State)
(Country and Postal (Zip) Code)

BLOCK C
☐ HOLD SHARE CERTIFICATES AND CHEQUE FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY WHERE THIS LETTER OF ACCEPTANCE AND TRANSMITTAL IS DEPOSITED. (Check box)

4

BLOCK D
☐ CHECK HERE IF SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)
Name of Registered Holder Date of Execution of Notice

BLOCK E
DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER
The owner signing above represents that the member of the Soliciting Dealer Group who solicited and obtained this deposit is: (please print or type)

(Firm)	(Registered Representative)	(Telephone Number)

(Address)	(Fax)
☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED
☐ CHECK HERE IF DISKETTE TO FOLLOW

5

SIGN HERE
If you are a U.S. shareholder, you must also complete the
accompanying Substitute Form W-9

Signature guaranteed by (if required under Instruction 4):

Dated: , 2005
Authorized Signature of Guarantor	Signature of holder of Shares or Authorized Representative — See Instructions 3 and 5
Name of Guarantor (please print or type)	Name of holder of Shares (please print or type)
Address of Guarantor (please print or type)	Name of Authorized Representative, if applicable
Daytime telephone number of holder of Shares or Authorized Representative
Daytime facsimile number of holder of Shares or Authorized Representative
Tax Identification, Social Insurance or Social Security Number of holder of Shares (See Substitute Form W-9 included herein)

6

SUBSTITUTE Form W-9	Part 1 — PLEASE PROVIDE YOUR TIN (OR IF AWAITING A TIN, WRITE "APPLIED" AND CERTIFY BY SIGNING AND DATING BELOW):	TIN (Social Security Number or Employer Identification Number)

Department of the Treasury
Internal Revenue Service
Payer's Request for
Taxpayer Identification Number
("TIN") and Certification
        Check appropriate box:
        ☐ Individual/sole proprietor
         ☐ Corporation
         ☐ Partnership
☐ Other

Part 2 — For Payees Exempt From Backup Withholding (See Instructions)
☐  Exempt from backup withholding
 Part 3 — Certification — Under penalties of perjury, I certify that:
(1)   The number shown on this form is my correct TIN (or I am waiting for a number to be issued to me), and
(2)   I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends or (c) the IRS has notified me that I am no longer subject to backup withholding, and
(3)   I am a U.S. person (including a U.S. resident alien).
        The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.
NAME
ADDRESS
SIGNATURE
DATE

        You must cross out item (2) in Part 3 above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

COMPLETE THE FOLLOWING CERTIFICATE IF YOU
WROTE "APPLIED FOR" IN PART 1 OF THE SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and that I mailed or delivered an application to receive a Taxpayer Identification Number to the appropriate Internal Revenue Service Center or Social Security Administration Office (or I intend to mail or deliver an application in the near future). I understand that if I do not provide a taxpayer identification number to the Payor at the time of payment, the Payor is required to withhold 28 percent of all payments reportable made to me thereafter until I provide a number.
SIGNATURE DATE

NOTE:  FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN A $50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF ANY REPORTABLE PAYMENTS. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER OR SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

7

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

        GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER. — Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-000100. The table below will help you determine the number to give the payer.

	For this type of account:	Give the SOCIAL SECURITY number of —
1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, any one of the individuals(1)
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4.	a. The usual revocable savings trust account (grantor is also trustee) b. So-called trust account that is not a legal or valid trust under state law	The grantor-trustee(1)
5.	Sole proprietorship or single-owner LLC	The owner(3)
	For this type of account:	Give the EMPLOYER IDENTIFICATION number of —
6.	Sole proprietorship or single-owner LLC	The owner(3)
7.	A valid trust, estate, or pension trust	The legal entity(4)
8.	Corporate or LLC electing corporate status on Form 8832	The corporation
9.	Association, club, religious, charitable, educational or other tax-exempt organization	The organization
10.	Partnership or multi-member LLC	The partnership
11.	A broker or registered nominee	The broker or nominee
12.	Amount with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)
List first and circle the name of the person whose number you furnish. If only one person on a joint account has a Social Security number, that person's number must be furnished.

(2)
Circle the minor's name and furnish the minor's Social Security number.

(3)
You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your Social Security number or Employer Identification number (if you have one).

(4)
List first and circle the name of the legal trust, estate, or pension trust. Do not furnish the identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title.

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

Obtaining a Number

        If you do not have a Taxpayer Identification Number, you should apply for one immediately. To apply for a Social Security number, obtain Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or on-line at www.sa.gov/online/ss5.html. You may also obtain this form by calling 1-800-772-1213. Use Form W-7, Application for an IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an ITIN. You can obtain Forms W-7 and SS-4 by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS Web Site at www.irs.gov.

Payees Exempt from Backup Withholding

        Payees specifically exempted from backup withholding on ALL payments include the following:

  •
  An organization exempt from tax under Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"), or an individual retirement plan, or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(0(2).

  •
  The U.S. or any of its agencies or instrumentalities.

  •
  A state, the District of Columbia, a possession of the U.S., or any political subdivision or instrumentality thereof.

  •
  A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.

  •
  An international organization or any agency, or instrumentality thereof.

8

        Other payees that may be exempt from backup withholding include:

  •
  A corporation.

  •
  A financial institution.

  •
  A trust exempt from tax under Section 664 of the Code or described in Section 4947 of the Code.

  •
  A futures commission merchant registered with the Commodity Futures Trading Commission.

  •
  A middleman known in the investment community as a nominee or custodian.

  •
  A dealer in securities or commodities required to register in the U.S. the District of Columbia or a possession of the U.S.

  •
  A real estate investment trust.

  •
  A common trust fund operated by a bank under Section 584(a) of the Code.

  •
  An entity registered at all times during the tax year under the Investment Company Act of 1940.

  •
  A foreign central bank of issue.

        Payments of dividends not generally subject to backup withholding include the following:

  •
  Payments to non-resident aliens subject to withholding under Section 1441 of the Code.

  •
  Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one non-resident partner.

  •
  Payments made by certain foreign organizations.

        Exempt payees described above should file a Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

        Certain payments other than interest, dividends, and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under Sections 6041, 6041 A (2), 6045 and 6050A of the Code and the regulations promulgated thereunder.

        Privacy Act Notice — Section 6109 requires most recipients of dividends, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividends and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties

(1)
Penalty for Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2)
Civil Penalty for False Information with Respect to Withholding. — If you make a false statement with no reasonable basis that results in no imposition of backup withholding, you are subject to a penalty of $500.

(3)
Criminal Penalty for Falsifying Information. — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

9

INSTRUCTIONS

1.     Use of Letter of Acceptance and Transmittal

  (a)
  This Letter of Acceptance and Transmittal (or a manually signed facsimile thereof) together with accompanying certificates representing the Deposited Shares and all other documents required by the terms of the Offer to Purchase and this Letter of Acceptance and Transmittal must be received by the Depositary at any of the offices specified on the back page no later than 8:00 p.m. (Toronto time) on May 5, 2005, unless the Offer in respect of the Falconbridge Shares is extended or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

  (b)
  The method used to deliver this Letter of Acceptance and Transmittal and any accompanying certificates representing Falconbridge Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary. Noranda recommends that the necessary documentation be hand delivered to the Depositary at any of its offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Holders of Falconbridge Shares whose Falconbridge Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Falconbridge Shares.

2.     Procedure for Guaranteed Delivery

        If a holder of Falconbridge Shares wishes to deposit such Falconbridge Shares pursuant to the Offer and certificates for such Falconbridge Shares are not immediately available or the holder cannot deliver the certificates and Letter of Acceptance and Transmittal to the Depositary no later than the Expiry Time, those Falconbridge Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

  (a)
  such deposit is made by or through an Eligible Institution;

  (b)
  a properly completed and duly executed Notice of Guaranteed Delivery (printed on PINK PAPER) (or a manually signed facsimile) is received by the Depositary at its Toronto office as set out in the Notice of Guaranteed Delivery not later than the Expiry Time; and

  (c)
  the certificate or certificates representing all Deposited Shares in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) relating to such Falconbridge Shares, with signatures guaranteed if so required, and all other documents required by this Letter of Transmittal, are received by the Depositary at its Toronto office as set out in the Notice of Guaranteed Delivery before 5:00 p.m. (Toronto time) on the third Trading Day after the date on which the Expiry Time occurs.

        The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Toronto office of the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and this Letter of Acceptance and Transmittal and accompanying Falconbridge Share certificates to any office other than such office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

        An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in the United States.

3.     Signatures

        This Letter of Acceptance and Transmittal must be completed and signed by the registered holder of Deposited Shares accepting the Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5).

10

  (a)
  If this Letter of Acceptance and Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Acceptance and Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Acceptance and Transmittal.

  (b)
  If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if a cheque is to be issued to a person other than the registered owner(s):

  (i)
  such deposited certificate(s) must be endorsed or accompanied by an appropriate transfer power of attorney duly and properly completed by the registered owner(s); and

  (ii)
  the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4.     Guarantee of Signatures

        If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Falconbridge or if payment is to be issued in the name of a person other than the registered owner(s) of the Deposited Shares, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

5.     Fiduciaries, Representatives and Authorizations

        Where this Letter of Acceptance and Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Acceptance and Transmittal must be accompanied by satisfactory evidence of the authority to act. Noranda or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6.     Partial Deposits

        If less than the total number of Falconbridge Shares evidenced by any certificate submitted is to be deposited, fill in the number of Falconbridge Shares to be deposited in the appropriate space on this Letter of Acceptance and Transmittal. In such case, the Depositary will use commercially reasonable efforts to cause new certificate(s) for the number of Falconbridge Shares not deposited to be sent to the registered holder as soon as practicable after the Expiry Time. The total number of Falconbridge Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7.     Solicitation

        Identify the dealer or broker, if any, who solicited acceptance of the Offer by completing the appropriate box on this Letter of Acceptance and Transmittal and present a list of beneficial holders, if applicable.

8.     Stock Transfer Taxes

        Except as otherwise provided in this Instruction 8, Noranda will pay all stock transfer taxes with respect to the transfer and sale of any Falconbridge Shares to it or its order pursuant to the Offer. If, however, payment of the purchase price is to be made to, or if certificates for Falconbridge Shares not deposited or not accepted for payment are to be registered in the name of, any person other than the registered holder(s), or if deposited certificates for Falconbridge Shares are registered in the name of any person other than the person(s) signing this Letter of Acceptance and Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder(s) or such other person) payable on account of the transfer to such other person will be

11

deducted from the purchase price of such Falconbridge Shares purchased unless evidence satisfactory to Noranda, in its sole discretion, of the payment of such taxes, or exemption therefrom, is submitted.

9.     Backup Withholding

        Under U.S. federal income tax law, a Falconbridge Shareholder whose Deposited Shares are accepted for payment pursuant to the Offer may be subject to backup withholding on the value of the Noranda Shares received by that shareholder at a rate of 28%.

        U.S. Residents.    To prevent backup withholding, a Falconbridge Shareholder that is a resident of the United States for United States federal income tax purposes is required to notify the Depositary of its current taxpayer identification number ("TIN") by completing the enclosed Substitute Form W-9, certifying that the TIN provided on that form is correct (or that such Falconbridge Shareholder is awaiting receipt of a TIN), and that (i) the Falconbridge Shareholder has not been notified by the Internal Revenue Service that the Falconbridge Shareholder is subject to backup withholding as a result of failure to report all interest or dividends or (ii) after being so notified, the Internal Revenue Service has notified the Falconbridge Shareholder that the Falconbridge Shareholder is no longer subject to backup withholding. If the Depositary is not provided with the correct TIN, such Falconbridge Shareholder may be subject to a $50 penalty imposed by the Internal Revenue Service and payments that are made to such Falconbridge Shareholder pursuant to the Offer may be subject to backup withholding (see below).

        Each Falconbridge Shareholder is required to give the Depositary the TIN (e.g., Social Security number or employer identification number) of the record holder of the Falconbridge Shares. If the Falconbridge Shares are registered in more than one name or are not registered in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report. A Falconbridge Shareholder who does not have a TIN may check the box in Part 3 of the Substitute Form W-9 if such Falconbridge Shareholder has applied for a number or intends to apply for a TIN in the near future. If the box in Part 3 is checked, the Falconbridge Shareholder must also complete the "Certificate of Awaiting Taxpayer Identification Number" below in order to avoid backup withholding. If the box is checked, payments made will be subject to backup withholding unless the Falconbridge Shareholder has furnished the Depositary with his or her TIN by the time payment is made. A Falconbridge Shareholder who checks the box in Part 3 in lieu of furnishing a TIN should furnish the Depositary with the Falconbridge Shareholder's TIN as soon as it is received.

        Certain Falconbridge Shareholders (including, among others, all corporations) are not subject to these backup withholding requirements. To avoid possible erroneous backup withholding, a Falconbridge Shareholder who is a resident of the United States for United States federal income tax purposes and is exempt from backup withholding should complete the Substitute Form W-9 by providing his or her correct TIN, signing and dating the form, and writing "exempt" on the face of the form.

        All Falconbridge Shareholders are encouraged to consult their tax advisors to determine whether they are exempt from these backup withholding and reporting requirements and to determine which form should be used to avoid backup withholding.

        If backup withholding applies, the Depositary is required to withhold 28% of any payments to be made to the Falconbridge Shareholder. Backup withholding is not an additional tax. Rather, the U.S. tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained by filing a tax return with the Internal Revenue Service. The Depositary cannot refund amounts withheld by reason of backup withholding.

10.   Miscellaneous

  (a)
  If the space on this Letter of Acceptance and Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Acceptance and Transmittal.

  (b)
  If Deposited Shares are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Acceptance and Transmittal should be signed for each different registration.

12

  (c)
  No alternative, conditional or contingent deposits will be acceptable and no fractional Falconbridge Shares will be purchased. All depositing holders of Falconbridge Shares by execution of this Letter of Acceptance and Transmittal (or a facsimile hereof) waive any right to receive any notice of the acceptance of Deposited Shares for payment, except as required by applicable law.

  (d)
  The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attoms to the exclusive jurisdiction of the courts of the Province of Ontario.

  (e)
  Noranda will not pay any fees or commissions to any broker or dealer or any other Person for soliciting deposits of Falconbridge Shares pursuant to the Offer except as otherwise set forth in the Offer to Purchase (other than to the Dealer Manager, the Soliciting Dealer and the Depositary).

  (f)
  Additional copies of the Offer to Purchase and Circular, this Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at the addresses listed below.

  (g)
  Noranda will determine, in its sole discretion, all questions as to the validity, form, eligibility and acceptance of any deposit of Falconbridge Shares and its determination will be final and binding. Noranda reserves the right to reject any or all deposits determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Noranda's counsel, be unlawful. None of Noranda, the Depositary nor any other person is or will be obligated to give notice of defect or irregularities in deposits of Falconbridge Shares, nor will any of them incur any liability for failure to give any such notice.

11.   Lost Certificates

        If a Falconbridge Share certificate has been lost or destroyed, this Letter of Acceptance and Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Falconbridge's registrar and transfer agent so that the transfer agent may provide replacement requirements, which must be completed and returned to the Depositary prior to the Expiry Time.

        THIS LETTER OF ACCEPTANCE AND TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE (TOGETHER WITH CERTIFICATES FOR SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY SIGNED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY NO LATER THAN THE EXPIRY TIME.

13

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY
Toronto

By Mail CIBC Mellon Trust Company P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4	By Hand or by Courier CIBC Mellon Trust Company 199 Bay Street Commerce Court West Securities Level Toronto, Ontario M5L 1G9

Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com

Any questions and requests for assistance may be directed by holders of Falconbridge Shares to the Depositary at its telephone number and location set out above. Holders of Falconbridge Shares may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

THIS IS NOT A LETTER OF ACCEPTANCE AND TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY
for Common Shares
of
FALCONBRIDGE LIMITED
Pursuant to the Offer dated March 24, 2005
by
NORANDA INC.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (Toronto time)
ON MAY 5, 2005 (THE "EXPIRY TIME"), UNLESS EXTENDED OR WITHDRAWN.

        This Notice of Guaranteed Delivery must be used to accept the offer dated March 24, 2005 (the "Offer") made by Noranda Inc. ("Noranda") for common shares (the "Falconbridge Shares") of Falconbridge Limited ("Falconbridge"), if (i) certificates for the Falconbridge Shares to be deposited are not immediately available; or (ii) the holder of Falconbridge Shares cannot deliver the certificates and Letter of Transmittal to the Depositary no later than the Expiry Time. This Notice of Guaranteed Delivery may be delivered by hand or transmitted by electronic facsimile or mail to the Depositary at the address or facsimile number set out below and must include a guarantee by an Eligible Institution in the form set forth in this Notice of Guaranteed Delivery.

    To: CIBC Mellon Trust Company, as Depositary

By Mail: P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4	By Hand or by Courier: 199 Bay Street Commerce Court West Securities Level Toronto, Ontario M5L 1G9	By Facsimile Transmission: (416) 643-3148

        The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer to Purchase and accompanying Circular dated March 24, 2005 (the "Offer to Purchase and Circular") have the meanings ascribed to them in the Offer to Purchase and Circular.

        If a holder of Falconbridge Shares wishes to deposit such Falconbridge Shares pursuant to the Offer and certificates for such Falconbridge Shares are not immediately available, or the holder of Falconbridge Shares cannot deliver the certificates and Letter of Transmittal to the Depositary no later than the Expiry Time, those Falconbridge Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

  (a)
  such deposit is made by or through an Eligible Institution;

  (b)
  a properly completed and duly executed Notice of Guaranteed Delivery (or a manually executed photocopy thereof) is received by the Depositary at its Toronto office as set out in this Notice of Guaranteed Delivery not later than the Expiry Time; and

  (c)
  the certificate or certificates representing the deposited Falconbridge Shares, together with a properly completed and duly signed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Falconbridge Shares, with signatures if so required in accordance with the Letter of Transmittal, and all other documents required by the Letter of Transmittal, are received by the Depositary at its Toronto office as set out in this Notice of Guaranteed Delivery by 5:00 p.m. (Toronto time) on the third trading day after the date on which the Expiry Time occurs.

        An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in the United States.

        DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA A FACSIMILE NUMBER OTHER THAN SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

        THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION UNDER THE INSTRUCTIONS THERETO, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

        DO NOT SEND CERTIFICATES FOR FALCONBRIDGE SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR FALCONBRIDGE SHARES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

2

        The undersigned hereby deposits to Noranda, upon the terms and subject to the conditions set forth in the Offer to Purchase and Letter of Transmittal, receipt of which is hereby acknowledged, the Falconbridge Shares listed below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase, "Procedure for Depositing Falconbridge Shares — Guaranteed Delivery".

Certificate Number(s)*	Name(s) in which Registered	Number of Shares Represented by Certificate	Number of Shares Deposited

TOTAL:

        (If space is insufficient please attach a list to this Notice of Guaranteed Delivery in the above form.)

*
Unless otherwise indicated, all Falconbridge Shares evidenced by any certificate(s) submitted to the Depositary will be deemed to have been deposited under the Offer.

Signature(s) of Holder(s) of Shares	Address(es)

Name (please print)

Date	Zip Code/Postal Code

Telephone Number (business hours)

GUARANTEE
(Not to be used for signature guarantee)
The undersigned, an Eligible Institution, guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Falconbridge Shares deposited hereby, each in proper form for transfer, together with a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed with any required signature guarantees, covering the deposited Falconbridge Shares and all other documents required by the Letter of Transmittal no later than 5:00 p.m. (Toronto time) on the third trading day after the date on which the Expiry Time occurs.
Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm	Authorized Signature

Address of Firm	Name (please print)

Title

Zip Code/Postal Code	Date

Telephone Number

3

March 24, 2005

Dear Falconbridge Common Shareholder:

        Enclosed are materials with important information about Noranda Inc.'s offer to purchase all of the outstanding common shares of Falconbridge Limited not already owned by Noranda. We urge you to read these materials carefully. If you are in any doubt as to how to deal with any of the materials, you should consult your investment dealer, stockbroker, trust company or bank manager, lawyer or other professional advisor.

        Under the terms of Noranda's offer, you will be entitled to receive 1.77 common shares of Noranda for each Falconbridge common share held by you. This represents a premium of 15% over the value of Falconbridge's common shares based upon the volume weighted average trading prices of the Noranda and Falconbridge common shares for the 20 trading days preceding the announcement of the offer. The offer is open for acceptance until 8:00 p.m. (Toronto time) on May 9, 2005, unless extended or withdrawn.

        The board of directors of Falconbridge has unanimously recommended that Falconbridge shareholders accept the offer and tender their Falconbridge common shares to the offer. For further information, please refer to the Directors' Circular of Falconbridge that accompanies this letter.

        The combination of the two companies represents a major strategic opportunity for Noranda and Falconbridge, in that it resolves the issue of Noranda's ownership of Falconbridge, which has been operationally integrated with Noranda for several years; increases the size and diversification of the two companies, which should facilitate the combined company's ability to advance new growth initiatives and reduce the concentration risk of any one project or operation; creates a widely held public company with a greater market capitalization and increased trading liquidity; and should provide greater financial flexibility and improved access to the capital markets. Noranda is concurrently offering to exchange up to 63,377,140 of its common shares for U.S.$1.25 billion of junior preference shares of Noranda. Noranda has entered into a lock-up agreement with Brascan Corporation and one of its affiliates, pursuant to which Brascan has agreed to deposit all of the Noranda common shares held by them to this issuer bid, subject to certain conditions. Each of these transactions is independent of the other and is not conditional upon the completion of the other.

        Falconbridge's Board of Directors appointed a special committee of independent directors to consider Noranda's offer. The special committee engaged TD Securities Inc. to prepare a formal valuation of Falconbridge's common shares and Noranda's common shares and to provide an opinion as to the fairness, from a financial point of view, of the consideration being offered by Noranda to Falconbridge shareholders (other than Noranda and its affiliates or associates) under the offer. Subject to the assumptions, qualifications, limitations and conditions set forth in its valuation and fairness opinion, TD Securities has concluded that the consideration being offered under the offer is fair, from a financial point of view, to Falconbridge's minority shareholders. A copy of TD Securities' valuation and fairness opinion is included in Noranda's Offer to Purchase and Circular.

        If, like most shareholders, you are not a registered shareholder but hold your Falconbridge common shares through an intermediary, such as securities dealer or broker, bank or trust company, you will receive separate instructions on how to accept the offer. In that case, you should carefully follow the instructions sent out in any communication provided to you.

        If you want to accept Noranda's offer, you must complete and return the Letter of Transmittal (printed on green paper) in accordance with the instructions in the enclosed Offer to Purchase and Circular by 8 p.m. (Toronto time) on May 9, 2005. If your Falconbridge common shares are not immediately available, you may use the procedures for guaranteed delivery set out in the Notice of Guaranteed Delivery accompanying this letter (printed on pink paper).

        Noranda's offer is an extremely important matter for Falconbridge and you as shareholders, and we urge you to carefully consider the offer.

        Yours truly,

(Signed) DEREK G. PANNELL President and Chief Executive Officer Noranda Inc.	(Signed) AARON W. REGENT President and Chief Executive Officer Falconbridge Limited

2

PART II

INFORMATION NOT REQUIRED TO BE
DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers

        Section 136 of the Business Corporations Act (Ontario) ("OBCA"), which governs the Company, provides that the Company may indemnify a director or officer of the Company, a former director or officer of the Company or a person who acts or acted at the Company's request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Company or such body corporate, if (a) he or she acted honestly and in good faith with a view to the best interests of the Company and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. The Company may, with the approval of the Ontario Superior Court of Justice, indemnify a person referred to above in respect of an action by or on behalf of the Company or body corporate to procure a judgment in its favour, to which the person is made a party by reason of being or having been a director or an officer of the Company or body corporate, against all costs, charges and expenses reasonably incurred by the person in connection with such action if he or she fulfills the conditions set out in (a) and (b) above. Despite the foregoing, a person referred to above is entitled to indemnification from the Company in respect of all costs, charges and expenses reasonably incurred by him or her in connection with the defense of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Company or body corporate if the person was substantially successful on the merits in his or her defense of the action or proceeding and fulfills the conditions set out in (a) and (b) above. A corporation or a person (as defined in the OBCA) referenced above may apply to the Ontario Superior Court of Justice for an order approving an indemnity under Section 136 and the court may so order and make any further order it thinks fit.

        The sections of the sole By-law of the Company under the heading "Indemnification" provide:

        10.   Indemnification of directors and officers — The Company shall indemnify a director or officer, a former director or officer or a person who acts or acted at the Company's request as a director or officer of a corporation of which the Company is or was a shareholder or creditor, and his heirs and legal representatives, to the extent permitted by the OBCA.

        11.   Indemnity of others — Except as otherwise required by the OBCA and subject to Section 10, the Company may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was an employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, agent of or participant in another corporation, partnership, joint venture, trust or other enterprise, against expenses (including legal fees), judgments, fines and any amount actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted honestly and in good faith with a view to the best interests of the Company and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction shall not, of itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Company and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his conduct was lawful.

        12.   Right of indemnity not exclusive — The provisions of indemnification contained in the by-law of the Company shall not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors or otherwise, both as to action in his official capacity and as to action in another capacity, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall enure to the benefit of the heirs and legal representatives of such a person.

        13.   No liability of directors or officers for certain acts, etc. — To the extent permitted by law, no director or officer for the time being of the Company shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by the Company or for or on behalf of the Company or for the insufficiency or deficiency of any security in or upon which any of the money of or belonging to the Company shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation with whom or which any money, securities or other assets belonging to the Company shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any money, securities or other assets belonging to the Company or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his failure to act honestly and in good faith with a view to the best interests of the Company and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. If any director or officer of the Company shall be employed by or shall perform services for the Company otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a corporation which is employed by or performs services for the Company, the fact of his being a director or officer of the Company shall not disentitle such director or officer or such firm or corporation, as the case may be, from receiving proper remuneration for such services.

        Insurance policies are maintained by the Company under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

EXHIBITS

        The following exhibits have been filed as part of this Schedule:

Exhibit Number	Description
2.1	Support Agreement, dated March 8, 2005, between Noranda and Falconbridge (incorporated by reference to Noranda's Form 6-K (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 22, 2005).
3.1
Annual Information Form of Noranda, dated March 17, 2005, for the fiscal year ended December 31, 2004 (incorporated by reference to Noranda's Annual Report on Form 40-F (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 24, 2005).
3.2
Audited consolidated financial statements of Noranda, including notes thereto, as at December 31, 2003 and 2004, and for each of the years in the three-year period ended December 31, 2004, together with the auditors' report thereon (incorporated by reference to Noranda's Annual Report on Form 40-F (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 24, 2005).
3.3
Management's discussion and analysis of financial condition and results of operations of Noranda for the fiscal year ended December 31, 2004 (incorporated by reference to that particular section of Noranda's Annual Report on Form 40-F (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 24, 2005).
3.4
Management Information Circular (Proxy Statement) of Noranda, dated March 17, 2005, distributed in connection with the annual general and special meeting of shareholders to be held on April 26, 2005 (excluding the sections entitled "Performance Graphs," "Report of the Compensation and Nominating Committee on Compensation of Executive Officers and Others" and "Corporate Governance and Committees") (incorporated by reference to Noranda's Form 6-K (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 23, 2005).
3.5
Material change report of Noranda filed March 10, 2005, relating to the Offer and the Issuer Bid (incorporated by reference to Noranda's Form 6-K (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 22, 2005).
4.1*	Consent of Ernst & Young LLP
4.2*	Consent of McCarthy Tétrault LLP
4.3*	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP
4.4*	Consent of TD Securities Inc.
5.1*	Powers of Attorney (included on signature pages)

*
Filed herewith

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertaking

  (a)
  The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-8 or to transactions in said securities.

  (b)
  The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant's securities or of the subject issuer's securities during the exchange offer. Such information shall be set forth in amendments to this Form.

Item 2.    Consent to Service of Process

  Concurrently with the filing of this Registration Statement on Form F-8, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant Registration Statement.

III-1

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on the 24th day of March, 2005.

NORANDA INC.
By:	/s/ DEREK PANNELL Derek Pannell President and Chief Executive Officer

POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints Derek Pannell and Steven Douglas, his or her true and lawful attorney-in-fact and agent, each acting alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing appropriate or necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all his or her said attorney-in-fact and agent or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DEREK PANNELL Derek Pannell	President and Chief Executive Officer and Director (Principal Executive Officer)	March 24, 2005
/s/ STEVEN DOUGLAS Steven Douglas	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 24, 2005
/s/ ALEX G. BALOGH Alex G. Balogh	Director	March 24, 2005
André Bérard	Director	March , 2005
/s/ JACK L. COCKWELL Jack L. Cockwell	Director	March 24, 2005
V. Maureen Kempston Darkes, O.C., O.O.	Director	March , 2005

/s/ J. TREVOR EYTON The Honourable J. Trevor Eyton, O.C., Q.C.	Director	March 24, 2005
/s/ J. BRUCE FLATT J. Bruce Flatt	Director	March 24, 2005
/s/ A.L. (AL) FLOOD A.L. (Al) Flood, C.M.	Director	March 24, 2005
/s/ NORMAN R. GISH Norman R. Gish	Director	March 24, 2005
/s/ ROBERT J. HARDING Robert J. Harding, F.C.A.	Director	March 24, 2005
/s/ DAVID W. KERR David W. Kerr	Director	March 24, 2005
/s/ JAMES W. MCCUTCHEON James W. McCutcheon, Q.C.	Director	March 24, 2005
George E. Myhal	Director	March , 2005

AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative in the United States of Noranda Inc., in the City of Franklin, State of Tennessee on March 24, 2005.

NORANDA ALUMINUM, INC.
By:	/s/ WILLIAM BROOKS William Brooks President

EXHIBIT INDEX

Exhibit Number	Description
2.1	Support Agreement, dated March 8, 2005, between Noranda and Falconbridge (incorporated by reference to Noranda's Form 6-K (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 22, 2005).
3.1
Annual Information Form of Noranda, dated March 17, 2005, for the fiscal year ended December 31, 2004 (incorporated by reference to Noranda's Annual Report on Form 40-F (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 24, 2005).
3.2
Audited consolidated financial statements of Noranda, including notes thereto, as at December 31, 2003 and 2004, and for each of the years in the three-year period ended December 31, 2004, together with the auditors' report thereon (incorporated by reference to Noranda's Annual Report on Form 40-F (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 24, 2005).
3.3
Management's discussion and analysis of financial condition and results of operations of Noranda for the fiscal year ended December 31, 2004 (incorporated by reference to that particular section of Noranda's Annual Report on Form 40-F (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 24, 2005).
3.4
Management Information Circular (Proxy Statement) of Noranda, dated March 17, 2005, distributed in connection with the annual general and special meeting of shareholders to be held on April 26, 2005 (excluding the sections entitled "Performance Graphs," "Report of the Compensation and Nominating Committee on Compensation of Executive Officers and Others" and "Corporate Governance and Committees") (incorporated by reference to Noranda's Form 6-K (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 23, 2005).
3.5
Material change report of Noranda filed March 10, 2005, relating to the Offer and the Issuer Bid (incorporated by reference to Noranda's Form 6-K (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 22, 2005).
4.1*	Consent of Ernst & Young LLP
4.2*	Consent of McCarthy Tétrault LLP
4.3*	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP
4.4*	Consent of TD Securities Inc.
5.1*	Powers of Attorney (included on signature pages)

*
Filed herewith

QuickLinks

PART I INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
NOTICE TO OPTIONHOLDERS
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES
EXCHANGE RATES
TABLE OF CONTENTS
SUMMARY
SUMMARY OF NORANDA HISTORICAL AND PRO FORMA FINANCIAL DATA
Per Share Market Data
GLOSSARY
OFFER TO PURCHASE
CIRCULAR
APPROVAL AND CERTIFICATE OF NORANDA
CONSENTS
Annex "A" INFORMATION CONCERNING NORANDA
Annex "B" INFORMATION CONCERNING FALCONBRIDGE
Annex "C" UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF NORANDA INC. INDEX TO FINANCIAL STATEMENTS
COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
PRO FORMA CONSOLIDATED BALANCE SHEET
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Annex "D" INDEPENDENT VALUATION AND FAIRNESS OPINION
Annex "E" TERMS OF NEW PREFERRED SHARES
LETTER OF ACCEPTANCE AND TRANSMITTAL
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9
INSTRUCTIONS
NOTICE OF GUARANTEED DELIVERY for Common Shares of FALCONBRIDGE LIMITED Pursuant to the Offer dated March 24, 2005 by NORANDA INC.
PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
EXHIBITS
PART III UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
POWER OF ATTORNEY
AUTHORIZED REPRESENTATIVE
EXHIBIT INDEX